



FISCAL YEAR 2023
ANNUAL REPORT

Constellation Brands

WORTH REACHING FOR



DEAR SHAREHOLDERS

As I enter my fifth year as President & Chief Executive Officer at Constellation Brands, I'm extremely proud of the consistent high performance and strong results delivered by our core business year after year. In spite of a number of headwinds experienced in recent times, including a global pandemic, supply chain disruptions, adverse weather events, and extraordinarily high inflation, our team has remained steadfast in its execution of our business strategy, which centers on:

- building powerful brands that people love;
- introducing consumer-led innovations that address emerging trends and consistently shape our portfolio for accelerated and profitable growth;
- deploying capital with discipline and appropriately balancing priorities; and
- operating in a way that is both good for our business and good for the world.

As a result, Constellation has been recognized as the growth leader among large CPG companies four of the last six years, and the only large CPG company to be recognized as a Top 10 growth leader over the last 10 consecutive years by Circana and the Boston Consulting Group. This consistent high performance stands out relative to our peers, and last year was no exception.

In Fiscal 2023, Constellation delivered record net sales of $9.5 billion (a 7% increase versus prior year) and operating income of $2.8 billion. This strong performance enabled the company to return nearly $2.3 billion to shareholders in share repurchases and dividends this fiscal year, exceeding our commitment to return $5 billion to shareholders between Fiscal 2020 and Fiscal 2023.

Our overall performance was led by our Beer Business, which grew net sales double digits and achieved its 13th year of consecutive volume growth. Our Beer Business accounted for nearly all the growth in the U.S. beer category and extended its lead as the #1 high-end U.S. beer supplier in Circana tracked channels, largely driven by the performance of our iconic brands: Modelo Especial (the top share gainer, best-selling imported beer, and second best-selling beer overall)

and Corona Extra (the third-largest share gainer, the second-largest imported beer, and fourth best-selling beer overall). Our next wave brands, Pacifico and Modelo Chelada, also performed strongly, growing depletions by more than 30% and nearly 45% last fiscal year, respectively.

We continued to invest in capabilities to fuel future growth for our Beer portfolio, deploying $750 million in capital investments toward our production capacity at our existing brewery operations in Obregon and Nava as well as our new brewery in Veracruz, where we initiated construction activities. And we continued to enhance our existing production capacity adding incremental production flexibility through operational efficiency initiatives.

In addition, we recently launched new consumer-led innovations including Modelo Oro, Corona Non-Alcoholic, and Modelo Chelada Sandía Picante, designed to complement growth of our existing core brands and keep our momentum going.

Our Wine and Spirits Business transformed from a U.S. wholesale business mainly serving the mainstream segment to a global, omni-channel competitor with a higher-end focused portfolio, in line with consumer trends. While lower demand for our Mainstream brands drove a modest volume decline for our Wine and Spirits portfolio in Circana tracked channels, we continued to drive mix shift towards our faster growing higher-end brands resulting in outperformance versus the combined U.S. Wine and Spirits categories in Fiscal 2023.

Our ASPIRA portfolio, consisting of our fine wine and craft spirits brands, delivered double-digit depletions and net sales growth, and significantly outpaced the higher-end segment in Circana tracked channels. Performance for our ASPIRA portfolio was fueled in large part by brands such as The Prisoner Wine Company (the #2 Super Luxury Wine brand) and High West Whiskey (the #3 higher-end American Rye Whiskey in the U.S.). Meanwhile, our largest Premium brands—Meiomi (the #1 Pinot Noir in the U.S. Wine Market) and Kim Crawford (the #1 Sauvignon Blanc in the U.S. Wine Market)—continued to drive growth within our IGNITE portfolio, gaining share within their respective segments in

Circana tracked channels and delivering depletion growth of 5% and 7%, respectively.

We continue to build momentum for our higher-end brands and continue to accelerate our performance in key channels such as direct-to-consumer and international markets. And consumer-led innovations within our ASPIRA portfolio such as The Prisoner's Blindfold Blanc de Noir, Casa Noble's ultra-premium Marques tequila, and our Mi CAMPO ready-to-drink cocktails are positioned to support our overall growth and expanded presence in the higher-end of the market.

We also made significant progress against our ESG goals in Fiscal 2023, which center around:

- serving as good stewards of our environment and natural resources;
- enhancing social equity within our industry and communities; and
- promoting responsible beverage alcohol consumption.

Role modeling water stewardship within the beverage alcohol industry is a top environmental priority for our company. I'm pleased to report that, in Fiscal 2023, working in collaboration with local community leaders, government officials, and environmental organizations, we exceeded our goal to restore more than 1 billion gallons of water withdrawals from key watersheds near our operations by Fiscal 2025. We look forward to continuing to make a positive impact in the communities where we operate and plan to announce new water stewardship targets later this fiscal year.

In addition to announcing our water stewardship and greenhouse gas (GHG) emissions targets last fiscal year, we continued to advance our ESG efforts with the recent announcement of waste reduction and circular packaging



commitments, focusing on reducing operational waste and enhancing the use of returnable, recyclable, or renewable packaging.

We took additional steps to cultivate a best-in-class, diverse, and equitable workforce that reflects our consumers and communities and delivers value to our business and stakeholders by:

- enhancing gender and ethnic diversity across our organization;
- cultivating an inclusive culture that allows diverse talent to thrive; and
- enhancing social equity within our industry and communities by supporting female and ethnically diverse entrepreneurs in the beverage alcohol space.

We'll share more about our ESG strategy, priorities, and progress when we issue our 2023 ESG Impact Report this fall.

Fiscal 2023 also marked another significant milestone in our company's history as stockholders voted in November 2022 to eliminate Constellation's Class B Convertible Common Stock and shift to a single, publicly traded class of common stock with one share, one vote rights. This change enhances Constellation's corporate governance profile and capital structure, enabling us to better meet the expectations of our existing stockholders and potentially appealing to a larger base of investors. Together with other meaningful governance improvements, we now have an even stronger foundation to pursue our strategic growth initiatives and capital allocation priorities to further build shareholder value.

These accomplishments are a direct result of the unrelenting passion and commitment of more than 10,000 team members across our business, along with the support of our distributors. In spite of a number of headwinds faced in recent years, our collective team has pulled together to deliver consistent, best-in-class performance for our core business. We've built additional momentum heading into Fiscal 2024—and we believe that we have the right strategy in place to sustain our momentum, we have the absolute best team in the industry, and the best is yet to come. On behalf of our Board of Directors and Executive Team, I want to sincerely thank our Constellation team members, distributors, and shareholders for your ongoing support of our business as we continue working to achieve our long-term ambitions and to build a company and brand portfolio that is truly Worth Reaching For.

Bill Newlands
President & CEO

All Circana statements are based on Total U.S. Multi-Outlet + Convenience, 52 weeks ending 2/26/23, unless otherwise noted

$9.5B
RECORD NET SALES

13th consecutive year of shipment volume growth in Beer Business in Fiscal 2023.

~$2.3B
TO SHAREHOLDERS

Returned nearly $2.3 billion to shareholders in Fiscal 2023 in the form of share repurchases and dividends and exceeded commitment to return $5 billion to shareholders between Fiscal 2020 and Fiscal 2023.

$2.8B
OPERATING CASH FLOW

Supported continued investment in the growth of the business and cash returns to shareholders.

10 CONSECUTIVE YEARS AS A CPG GROWTH LEADER

HIGHEST NUMBER OF CONSECUTIVE YEARS AMONG LARGE CPG COMPANIES

Circana and Boston Consulting Group Analysis, Calendar Year 2022



Continued evolution of Wine & Spirits Business to higher-end global, omni-channel competitor.



Completed elimination of Class B Convertible Common Stock and implemented a number of meaningful governance improvements.



Surpassed ESG target of restoring approximately 1.1 billion gallons of water withdrawals from local watersheds between Fiscal 2023 and Fiscal 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 28, 2023

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-08495



CONSTELLATION BRANDS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**16-0716709**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

207 High Point Drive, Building 100, Victor, New York 14564
(Address of principal executive offices) (Zip code)
Registrant's telephone number, including area code **(585) 678-7100**
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Each Exchange on Which Registered**
Class A Common Stock	STZ	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based upon the closing sales prices of the registrant's Class A Common Stock and Class B Common Stock as reported on the New York Stock Exchange as of the last business day of the registrant's most recently completed second fiscal quarter was $38.1 billion.

The number of shares outstanding with respect to each of the classes of common stock of Constellation Brands, Inc., as of April 13, 2023, is set forth below:

Class	Number of Shares Outstanding
Class A Common Stock, par value $.01 per share	183,231,968
Class 1 Common Stock, par value $.01 per share	22,705

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement of Constellation Brands, Inc. to be issued for the 2023 Annual Meeting of Stockholders are incorporated by reference in Part III to the extent described therein.

TABLE OF CONTENTS

This Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical fact included in this Form 10-K are forward-looking statements, including without limitation:

- The statements under Item 1. "Business" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding:
  ◦ our business strategy, growth plans, innovation and Digital Business Acceleration strategies, NPDs, future operations, financial position, net sales, expenses, cost savings initiatives, capital expenditures, effective tax rates and anticipated tax liabilities, expected volume, inventory, and demand levels and trends, long-term financial model, access to capital markets, liquidity and capital resources, and prospects, plans, and objectives of management;
  ◦ our beer expansion, optimization, and/or construction activities, including anticipated scope, capacity, costs, capital expenditures, and timeframes for completion;
  ◦ the potential sale of the remaining assets at the Mexicali Brewery;
  ◦ the anticipated availability of water, agricultural and other raw materials, and packaging materials;
  ◦ our ESG strategy, sustainability initiatives, environmental stewardship targets, and human capital and DEI objectives and goals;
  ◦ anticipated inflationary pressures, changing prices, and reductions in consumer discretionary income as well as other unfavorable global and regional economic conditions, geopolitical events, and military conflicts, and our responses thereto;
  ◦ the definitive agreement to sell the Daleville Facility, including expected form and amount of consideration and use of expected proceeds;
  ◦ the potential impact to supply, production levels, and costs due to global supply chain disruptions and constraints, transportation challenges, shifting consumer behaviors, and the COVID-19 pandemic;
  ◦ expected or potential actions of third parties, including possible changes to laws, rules, and regulations;
  ◦ the potential impact of climate-related severe weather events;
  ◦ the continued refinement of our wine and spirits portfolio;
  ◦ the manner, timing, and duration of the share repurchase program and source of funds for share repurchases; and
  ◦ the amount and timing of future dividends.
- The statements regarding:
  ◦ the potential completion of the Canopy Transaction, including the Canopy Amendment, and the transactions contemplated by the Consent Agreement, including conversion of our Canopy common shares for Exchangeable Shares, and related results and impacts of such transactions;
  ◦ the potential exchange of our 2023 Canopy Promissory Note for Exchangeable Shares;
  ◦ the volatility of the fair value of our investment in Canopy measured at fair value;
  ◦ our activities surrounding our investment in Canopy;
  ◦ Canopy's expectations and the transaction with Acreage;
  ◦ the timing and source of funds for operating activities;
  ◦ a potential future impairment of our Canopy Equity Method Investment; and
  ◦ our future ownership level in Canopy and our future share of Canopy's reported earnings and losses.
- The statements regarding our targeted net leverage ratio.
- The statements regarding the future reclassification of net gains from AOCI.
- The statements regarding the expected impact of the Reclassification.

When used in this Form 10-K, the words "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this Form 10-K. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. In addition to the risks and uncertainties of ordinary business operations and conditions in the general economy and markets in which we compete, our forward-looking statements contained in this Form 10-K are also subject to the risk, uncertainty, and possible variance from our current expectations regarding:

- water, agricultural and other raw material, and packaging material supply, production, and/or shipment difficulties which could adversely affect our ability to supply our customers;
- the ability to respond to anticipated inflationary pressures, including reductions in consumer discretionary income and our ability to pass along rising costs through increased selling prices;
- the actual impact to supply, production levels, and costs from global supply chain disruptions and constraints, transportation challenges (including from labor strikes or other labor activities), shifting consumer behaviors, the COVID-19 pandemic, wildfires, and severe weather events, due to, among other reasons, actual supply chain and transportation performance, actual consumer behaviors, and the actual severity and geographical reach of wildfires and severe weather events;
- reliance on complex information systems and third-party global networks;
- the actual balance of supply and demand for our products, the actual performance of our distributors, and the actual demand, net sales, channel proportions, and volume trends for our products due to, among other reasons, actual shipments to and performance by distributors and actual consumer demand;
- beer operations expansion, optimization, and/or construction activities, scope, capacity, costs (including impairments), capital expenditures, and timing due to, among other reasons, market conditions, our cash and debt position, receipt of required regulatory approvals by the expected dates and on the expected terms, and other factors as determined by management;
- results of the potential sale of the remaining assets at the Mexicali Brewery or obtaining other forms of recovery;
- the impact of the military conflict in Ukraine and associated geopolitical tensions and responses, including on inflation, supply chains, commodities, energy, and cybersecurity;
- communicable disease outbreaks, pandemics, or other widespread public health crises, including duration and impact of the COVID-19 pandemic, and associated governmental containment actions, which may include the closure of non-essential businesses (including our manufacturing facilities);
- the amount, timing, and source of funds for any share repurchases, if any, which may vary due to market conditions; our cash and debt position; the impact of the beer operations expansion, optimization, and/or construction activities; and other factors as determined by management from time to time;
- the amount and timing of future dividends which are subject to the determination and discretion of our Board of Directors and may be impacted if our ability to use cash flow to fund dividends is affected by unanticipated increases in total net debt, we are unable to generate cash flow at anticipated levels, or we fail to generate expected earnings;
- the impact and fair value of our investment in Canopy, including recording our proportional share of Canopy's estimated pre-tax losses, due to, among other reasons, market and economic conditions in Canopy's markets and business locations;
- the accuracy of management's projections relating to the Canopy investment due to Canopy's actual results and market and economic conditions;
- the timeframe and amount of any potential future impairment of our Canopy Equity Method Investment if Canopy's stock price does not recover above our carrying value in the near-term;
- Canopy's failure to receive the requisite approval of its shareholders necessary to approve the Canopy Transaction, any other delays with respect to, or the failure to complete, the Canopy Transaction, the ability to recognize the anticipated benefits of the Canopy Transaction and the impact of the Canopy Transaction on the market price of Canopy's common stock;

- *completion of the Canopy Transaction, the exchange of our 2023 Canopy Promissory Note for Exchangeable Shares, and the impact from converting our Canopy common shares for Exchangeable Shares on our relationship with and investment in Canopy;*
- *any impact of U.S. federal laws on Canopy Strategic Transactions or upon the implementation of such Canopy Strategic Transactions, or the impact of any Canopy Strategic Transaction upon our future ownership level in Canopy or our future share of Canopy's reported earnings and losses;*
- *the expected impacts of the definitive agreement to sell the Daleville Facility;*
- *the expected impacts of wine and spirits portfolio refinement activities;*
- *purchase accounting with respect to any transaction, or the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;*
- *general economic, geopolitical, domestic, international, and regulatory conditions, world financial market and banking sector, including economic slowdown or recession;*
- *the ability to recognize anticipated benefits of the Reclassification and the impact of the Reclassification on the market price of our common stock; and*
- *our targeted net leverage ratio due to market conditions, our ability to generate cash flow at expected levels, and our ability to generate expected earnings.*

Additional important factors that could cause actual results to differ materially from those set forth in or implied by our forward-looking statements contained in this Form 10-K are those described in Item 1A. "Risk Factors" and elsewhere in this Form 10-K and in our other filings with the SEC.

Market positions and industry data discussed in this Form 10-K are as of calendar 2022 and have been obtained or derived from industry and government publications and our estimates. The industry and government publications include: Beer Marketers Insights; Beverage Information Group; Growers Network; Impact Databank Review and Forecast; International Wine and Spirits Research (IWSR); Circana (formerly IRI); Beer Institute; and National Alcohol Beverage Control Association. We have not independently verified the data from the industry and government publications. Unless otherwise noted, all references to market positions are based on equivalent unit volume.

Defined Terms

Unless the context otherwise requires, the terms "Company," "CBI," "we," "our," or "us" refer to Constellation Brands, Inc. and its subsidiaries. We use terms in this Form 10-K and in our Notes that are specific to us or are abbreviations that may not be commonly known or used.

Term	Meaning
$	U.S. dollars
2.65% November 2017 Senior Notes	$700.0 million principal amount of 2.65% senior notes issued in November 2017 and redeemed in August 2021, prior to maturity
2.70% May 2017 Senior Notes	$500.0 million principal amount of 2.70% senior notes issued in May 2017 and redeemed in August 2021, prior to maturity
3.20% February 2018 Senior Notes	$600.0 million principal amount of 3.20% senior notes issued in February 2018, partially tendered in May 2022, and fully redeemed in June 2022, prior to maturity
4.25% May 2013 Senior Notes	$1,050.0 million principal amount of 4.25% senior notes issued in May 2013, partially tendered in May 2022, and fully redeemed in June 2022, prior to maturity
2018 Authorization	authority to repurchase up to $3.0 billion of our publicly traded common stock, authorized in January 2018 by our Board of Directors and fully utilized during Fiscal 2023
2020 Credit Agreement	ninth amended and restated credit agreement, dated as of March 26, 2020, provided for an aggregate revolving credit facility of $2.0 billion, now superseded by the 2022 Credit Agreement
2020 Restatement Agreement	restatement agreement, dated as of March 26, 2020, that amended and restated our eighth amended and restated credit agreement, dated as of September 14, 2018, which was our then-existing senior credit facility
2020 Term Credit Agreement	amended and restated term credit agreement, dated as of March 26, 2020, now repaid in full
2020 Term Loan Restatement Agreement	restatement agreement, dated as of March 26, 2020, that amended and restated our then-existing term credit agreement, resulting in the March 2020 Term Credit Agreement
2020 U.S. wildfires	significant wildfires that broke out in California, Oregon, and Washington states which affected the 2020 U.S. grape harvest
2021 Authorization	authority to repurchase up to $2.0 billion of our publicly traded common stock, authorized in January 2021 by our Board of Directors
2022 Credit Agreement	tenth amended and restated credit agreement, dated as of April 14, 2022, provides for an aggregate revolving credit facility of $2.25 billion
2022 Restatement Agreement	restatement agreement, dated as of April 14, 2022, that amended and restated the 2020 Credit Agreement, dated as of March 26, 2020, which was our then-existing senior credit facility as of February 28, 2022
2022 Wine Divestiture	sale of certain mainstream and premium wine brands and related inventory
2023 Canopy Promissory Note	C$100.0 million principal amount of 4.25% promissory note issued to us by Canopy in April 2023
3-tier	distribution channel where products are sold to a distributor (wholesaler) who then sells to a retailer; the retailer sells the products to a consumer
3-tier eCommerce	digital commerce experience for consumers to purchase beverage alcohol from retailers
ABA	alternative beverage alcohol
Acreage	Acreage Holdings, Inc.
Acreage Financial Instrument	a call option for Canopy to acquire up to 100% of the shares of Acreage
Acreage Transaction	Canopy's intention to acquire Acreage, subject to certain conditions

Term	Meaning
Administrative Agent	Bank of America, N.A., as administrative agent for applicable senior credit facilities and term loan credit agreements
Amended and Restated By-Laws	our amended and restated by-laws which became effective at the Effective Time
Amended and Restated Charter	our amended and restated certificate of incorporation which effectuated the Reclassification at the Effective Time
AOCI	accumulated other comprehensive income (loss)
April 2022 Term Credit Agreement	June 2021 Term Credit Agreement, inclusive of amendment dated as of April 14, 2022
ASR	accelerated share repurchase agreement with a third-party financial institution
August 2022 Term Credit Agreement	term loan credit agreement, dated as of August 9, 2022, that provided for a $1.0 billion unsecured delayed draw three-year term loan facility
Austin Cocktails	we made an initial investment in the Austin Cocktails business and subsequently acquired the remaining ownership interest
Ballast Point Divestiture	sale of Ballast Point craft beer business, including a number of its associated production facilities and brewpubs
BRG(s)	business resource group(s)
C$	Canadian dollars
Canopy	we made an investment in Canopy Growth Corporation, an Ontario, Canada-based public company
Canopy Amendment	a proposed resolution authorizing amending Canopy's share capital to create Exchangeable Shares and providing for the conversion of Canopy common shares into Exchangeable Shares on a one-for-one basis at any time and at the option of the holder of such shares
Canopy Debt Securities	debt securities issued by Canopy in June 2018, as amended in June 2022 to remove Canopy's right to settle such debt securities on conversion into Canopy common shares
Canopy Equity Method Investment	November 2017 Canopy Investment, November 2018 Canopy Investment, May 2020 Canopy Investment, and July 2022 Canopy Investment, collectively
Canopy Strategic Transaction(s)	any potential acquisition, divestiture, investment, or other similar transaction made by Canopy, including but not limited to the Acreage Transaction and the Canopy Transaction
Canopy Transaction	proposed corporate transaction by Canopy, including the creation of Exchangeable Shares, designed to consolidate its U.S. cannabis assets into Canopy USA
Canopy USA	a new U.S. holding company formed by Canopy
CARES Act	Coronavirus Aid, Relief, and Economic Security Act
CB International	CB International Finance S.à r.l., a wholly-owned subsidiary of ours
Class 1 Stock	our Class 1 Convertible Common Stock, par value $0.01 per share
Class A Stock	our Class A Common Stock, par value $0.01 per share
Class B Stock	our Class B Convertible Common Stock, par value $0.01 per share, eliminated on November 10, 2022, pursuant to the Reclassification
CODM	chief operating decision maker
Comparable Adjustments	certain items affecting comparability that have been excluded by management
Concentrate Business Divestiture	sale of certain brands used in our concentrates and high-color concentrate business, and certain intellectual property, inventory, interests in certain contracts, and other assets
Consent Agreement	an agreement between Canopy and (i) Greenstar Canada Investment Limited Partnership and (ii) CBG Holdings LLC, our indirect, wholly-owned subsidiaries
Copper & Kings	Copper & Kings American Brandy Company, acquired by us

Term	Meaning
CPG	consumer packaged goods
Crown	Crown Imports LLC, a wholly-owned subsidiary of ours
CSR	corporate social responsibility
current Mexican breweries	the Nava Brewery and the Obregon Brewery, collectively
Daleville Facility	production facility located in Roanoke, Virginia
DEI	diversity, equity, and inclusion
Depletions	represent U.S. domestic distributor shipments of our respective branded products to retail customers, based on third-party data
DGCL	General Corporation Law of the State of Delaware
Digital Business Acceleration	a phased initiative by the Company to create a cohesive digital strategy and build an advanced digital business in the coming years
DTC	direct-to-consumer inclusive of (i) a digital commerce experience for consumers to purchase directly from brand websites with inventory coming straight from the supplier and (ii) consumer purchases at hospitality locations (tasting rooms and tap rooms) from the supplier
Effective Time	the time that the Amended and Restated Charter was duly filed with the Secretary of State of the State of Delaware on November 10, 2022
EHS	Environmental, Health, & Safety
Empathy Wines	Empathy Wines business, including a digitally-native wine brand, acquired by us
Employee Stock Purchase Plan	the Company's 1989 Employee Stock Purchase Plan, under which 9,000,000 shares of Class A Stock may be issued
ERP	enterprise resource planning system
ESG	environmental, social, and governance
Exchangeable Shares	proposed new class of non-voting and non-participating exchangeable shares in Canopy which will be convertible into Canopy common shares
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
February 2023 Senior Notes	$500.0 million aggregate principal amount of senior notes issued in February 2023
Financial Statements	our consolidated financial statements and notes thereto included herein
Fiscal 2020	the Company's fiscal year ended February 29, 2020
Fiscal 2021	the Company's fiscal year ended February 28, 2021
Fiscal 2022	the Company's fiscal year ended February 28, 2022
Fiscal 2023	the Company's fiscal year ended February 28, 2023
Fiscal 2024	the Company's fiscal year ending February 29, 2024
Fiscal 2025	the Company's fiscal year ending February 28, 2025
Fiscal 2026	the Company's fiscal year ending February 28, 2026
Fiscal 2027	the Company's fiscal year ending February 28, 2027
Fiscal 2028	the Company's fiscal year ending February 29, 2028
Five-Year Term Facility	a five-year term loan facility under the April 2022 Term Credit Agreement
Form 10-K	this Annual Report on Form 10-K for Fiscal 2023 unless otherwise specified
Gallo	E. & J. Gallo Winery
GHG	greenhouse gas
GILTI	global intangible low-taxed income
Glass Plant	glass production plant in Nava operated through an equally-owned joint venture with Owens-Illinois
Incremental Facilities	one or more tranches of additional term loans under our senior credit facility
IRA	Inflation Reduction Act of 2022, signed into law in the U.S. on August 16, 2022

Term	Meaning
IT	information technology
July 2022 Canopy Investment	in July 2022, we received 29.2 million common shares of Canopy through the exchange of C$100.0 million principal amount of our Canopy Debt Securities
June 2021 Term Credit Agreement	March 2020 Term Credit Agreement, inclusive of amendment dated as of June 10, 2021
Lender	Bank of America, N.A., as lender for the April 2022 Term Credit Agreement
LIBOR	London Interbank Offered Rate
Lingua Franca	Lingua Franca, LLC business, acquired by us
Long-Term Stock Incentive Plan	a stockholder-approved omnibus incentive plan that provides the ability to grant various types of equity and cash awards to eligible plan participants
March 2020 Term Credit Agreement	amended and restated term loan credit agreement, dated as of March 26, 2020, that provided for aggregate facilities of $491.3 million, consisting of the Five-Year Term Facility
May 2020 Canopy Investment	in May 2020, we made an incremental investment for 18.9 million common shares of Canopy through the exercise of warrants obtained in November 2017
May 2022 Senior Notes	$1,850.0 million aggregate principal amount of senior notes issued in May 2022
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations under Part II — Item 7. of this Form 10-K
Mexicali Brewery	canceled brewery construction project located in Mexicali, Baja California, Mexico
Mexico Beer Projects	expansion, optimization, and/or construction activities at the Obregon Brewery, Nava Brewery, and Veracruz Brewery
Mission Bell	Mission Bell Winery in Madera, California
M&T	Manufacturers and Traders Trust Company
My Favorite Neighbor	we made an initial investment in My Favorite Neighbor, LLC and subsequently acquired the remaining ownership interest
NA	not applicable
Nasdaq	The Nasdaq Global Select Market
Nava	Nava, Coahuila, Mexico
Nava Brewery	brewery located in Nava
Net sales	gross sales less promotions, returns and allowances, and excise taxes
NM	not meaningful
Nobilo Wine Divestiture	sale of New Zealand-based Nobilo Wine brand and certain related assets
Note(s)	notes to the consolidated financial statements under Item 8. of this Form 10-K
November 2017 Canopy Investment	in November 2017, we made an initial investment for 18.9 million common shares of Canopy
November 2017 Canopy Warrants	warrants which gave us the option to purchase 18.9 million common shares of Canopy, exercised May 1, 2020
November 2018 Canopy Investment	in November 2018, we made an incremental investment for 104.5 million common shares of Canopy
November 2018 Canopy Warrants	Tranche A Warrants, Tranche B Warrants, and Tranche C Warrants, collectively
NPD	new product development
Obregon	Obregon, Sonora, Mexico
Obregon Brewery	brewery located in Obregon
OCI	other comprehensive income (loss)
October 2022 Credit Agreement Amendments	amendments dated as of October 18, 2022, to the 2022 Credit Agreement, the April 2022 Term Credit Agreement, and the August 2022 Term Credit Agreement
Owens-Illinois	O-I Glass, Inc., the ultimate parent of the company with which we have an equally-owned joint venture to operate the Glass Plant

Term	Meaning
Paul Masson Divestiture	sale of Paul Masson Grande Amber Brandy brand, related inventory, and interests in certain contracts
Pre-issuance hedge contracts	treasury lock and/or swap lock contracts designated as cash flow hedges entered into to hedge treasury rate volatility on future debt issuances
Proxy Statement	Proxy Statement for Fiscal 2023 to be issued in connection with the 2023 Annual Meeting of Stockholders of our Company
Reclassification	the reclassification, exchange, and conversion of the Company's common stock to eliminate the Class B Stock pursuant to the terms and conditions of the Reclassification Agreement
Reclassification Agreement	reclassification agreement in support of the Reclassification, dated June 30, 2022, among the Company and the Sands Family Stockholders
Registration Rights Agreement	Registration Rights Agreement, dated as of November 10, 2022, by and among the Company and the Sands Family Stockholders
Registration Statement on Form S-4	our Registration Statement on Form S-4, including our proxy statement/prospectus, in connection with the Reclassification declared effective by the SEC on September 21, 2022
RTD	ready-to-drink
Sands Family Stockholders	RES Master LLC, RES Business Holdings LP, SER Business Holdings LP, RHT 2015 Business Holdings LP, RSS Master LLC, RSS Business Holdings LP, SSR Business Holdings LP, RSS 2015 Business Holdings LP, RCT 2015 Business Holdings LP, RCT 2020 Investments LLC, NSDT 2009 STZ LLC, NSDT 2011 STZ LLC, RSS Business Management LLC, SSR Business Management LLC, LES Lauren Holdings LLC, MES Mackenzie Holdings LLC, Abigail Bennett, Zachary Stern, A&Z 2015 Business Holdings LP (subsequently liquidated), Marilyn Sands Master Trust, MAS Business Holdings LP, Sands Family Foundation, Richard Sands, Robert Sands, WildStar, Astra Legacy LLC, AJB Business Holdings LP, and ZMSS Business Holdings LP
Scope 1	direct GHG emissions from sources that are owned or controlled by a company, such as emissions associated with furnaces or vehicles
Scope 2	indirect GHG emissions associated with the purchase of electricity, steam, heat, or cooling
SEC	Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
SOFR	secured overnight financing rate administered by the Federal Reserve Bank of New York
SOX	Section 404 of the Sarbanes-Oxley Act of 2002
Specified Time	such time as the domestic sale of marijuana could not reasonably be expected to violate the Controlled Substances Act, the Civil Asset Forfeiture Reform Act (as it relates to violation of the Controlled Substances Act), and all related applicable anti-money laundering laws
Term Loan Restatement Agreement	restatement agreement, dated as of March 26, 2020, that amended and restated our term credit agreement dated as of September 14, 2018, resulting in the 2020 Term Credit Agreement
Tranche A Warrants	warrants which give us the option to purchase 88.5 million common shares of Canopy expiring November 1, 2023
Tranche B Warrants	warrants which give us the option to purchase 38.4 million common shares of Canopy expiring November 1, 2026
Tranche C Warrants	warrants which give us the option to purchase 12.8 million common shares of Canopy expiring November 1, 2026
TSX	Toronto Stock Exchange
U.S.	United States of America
U.S. GAAP	generally accepted accounting principles in the U.S.

Term	Meaning
Veracruz	Heroica Veracruz, Veracruz, Mexico
Veracruz Brewery	a new brewery being constructed in Veracruz
VWAP Exercise Price	volume-weighted average of the closing market price of Canopy's common shares on the TSX for the five trading days immediately preceding the exercise date
WildStar	WildStar Partners LLC
Wine and Spirits Divestiture	sale of a portion of our wine and spirits business, including lower-margin, lower-growth wine and spirits brands, related inventory, interests in certain contracts, wineries, vineyards, offices, and facilities
Wine and Spirits Divestitures	Wine and Spirits Divestiture and the Nobilo Wine Divestiture, collectively

Item 1. Business

Introduction

We are an international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy with powerful, consumer-connected, high-quality brands like Corona Extra, Modelo Especial, the Robert Mondavi Brand Family, Kim Crawford, Meiomi, The Prisoner Wine Company, High West, Casa Noble, and Mi CAMPO. In the U.S., we are one of the top growth contributors at retail among beverage alcohol suppliers. We are the third-largest beer company in the U.S. and continue to strengthen our leadership position as the #1 high-end beer supplier and the #1 share gainer across the U.S. beer market. Within wine and spirits, we are making solid progress in refining our brand portfolio to shift to a higher-end focused business to deliver net sales growth and margin expansion. The strength of our brands makes us a supplier of choice to many of our consumers and our customers, which include wholesale distributors, retailers, and on-premise locations. We conduct our business through entities we wholly own as well as through a variety of joint ventures and other entities.

Our mission is to build brands that people love because we believe elevating human connections is Worth Reaching For. It is worth our dedication, hard work, and calculated risks to anticipate market trends and deliver more for our consumers, shareholders, employees, and industry. This dedication is what has driven us to become one of the fastest-growing, large CPG companies in the U.S. at retail. Our core values guide our pursuits:

People – True strength is achieved when everyone has a voice. That is why we build our culture on a foundation that encourages inclusion and diversity in background and thought and aspire to foster an environment where everyone feels empowered to bring their true selves and different points of view to drive us forward

Customers – We relentlessly work to anticipate what consumers want today, tomorrow, and well into the future

Entrepreneurship – As an industry leader, we act with a bold, calculated approach to realize our vision and unlock new growth opportunities

Quality – Our promise is to pursue quality in our processes and products by continuously seeking to enhance what we do and how we do it

Integrity – It is about more than achieving goals. How we achieve them is also important. We aspire to act with high moral and ethical standards and always do the right thing, even when it is the hard thing

Headquartered in Victor, New York, we are a Delaware corporation incorporated in 1972, as the successor to a business founded in 1945.

Strategy

Our overall strategic vision is to consistently deliver industry-leading total stockholder returns over the long-term through a focus on these key pillars:

- continue building strong brands people love with advantaged routes to market;
- build a culture that is consumer-obsessed and leverages robust innovation capabilities to stay on the forefront of consumer trends;
- deploy capital in line with disciplined and balanced priorities; and
- deliver on impactful ESG initiatives that we believe are not only good business, but also good for the world.

We will continue to strive for success by ensuring consumer-led decision making drives all aspects of our business; building a diverse talent pipeline with best-in-class people development; investing in infrastructure that supports and enables our business, including data systems and architecture; and exemplifying intentional and proactive fiscal management. We place focus on positioning our portfolio on higher-margin, higher-growth categories of the beverage alcohol industry to align with consumer-led premiumization trends, which we believe will continue to drive faster growth rates across beer, wine, and spirits. To continue capitalizing on consumer-led premiumization trends, become more competitive, and grow our business, we have employed a strategy dedicated to organic growth and supplemented by targeted investments and acquisitions. We also believe a key component to driving faster growth rates is to invest and strengthen our leadership position within the DTC and 3-tier eCommerce channels. We have launched a multi-year Digital Business Acceleration initiative, which we believe will enable us to drive results by enhancing our technology capabilities in key areas. In Fiscal 2023, we focused on procurement, end-to-end supply chain planning, and marketing optimization. We believe our continued focus on maintaining a strong balance sheet provides a solid financial foundation to support our broader strategic initiatives. As a result of this strategy, we have realized impacts on each segment of our business.

In our beer business, we focus on strengthening our leadership position in the high-end segment of the U.S. beer market and continuing to grow our brands through maintenance of leading margins, enhancements to our results of operations and operating cash flow, and exploring new avenues for growth. This includes continued focus on growing our beer portfolio in the U.S. through expanding distribution for key brands, including within the 3-tier eCommerce channel, as well as investing in the next increment of capacity additions required to sustain our momentum. We continue to focus on consumer-led innovation by creating new line extensions behind celebrated, trusted brands and package formats that are intended to meet emerging needs.

In our wine and spirits business, we continue to focus on higher-end brands, improving margins, and creating operating efficiencies. We continue to refine our portfolio primarily through an enhanced focus on higher-margin, higher-growth wine and spirits brands. Our business is organized into two distinct commercial teams, one focused on our fine wine and craft spirits brands and the other focused on our mainstream and premium brands. While each team has its own distinct strategy, both remain aligned to the goal of accelerating performance by growing organic net sales and expanding margins. In addition, we are advancing our aim to become a global, omni-channel competitor in line with consumer preferences. Our business continues to progressively expand into DTC channels (including hospitality), 3-tier eCommerce, and international markets, while continuing to grow in U.S. 3-tier brick-and-mortar distribution.

We complement our strategy with our investment in Canopy by expanding our portfolio into adjacent categories. Canopy is a leading cannabis and CPG company with operations in Canada, the U.S., Germany, and certain other global markets. This investment is consistent with our long-term strategy to identify, address, and stay ahead of evolving consumer trends and market dynamics. Our strategic relationship with Canopy is designed to help position it to be successful in cannabis production, branding, and intellectual property. We expect this relationship to continue through the completion of the Canopy Transaction including the conversion of our Canopy common shares into Exchangeable Shares. For further information on our plan to convert our Canopy common stock ownership, see "Canopy segment" below.

For further information on our strategy, see "Overview" within MD&A.

Divestitures, acquisitions, and investments

In connection with executing our strategy as outlined above, during Fiscal 2023 we completed the following transactions:

		Date	Strategic Contribution
Wine and Spirits segment			
	2022 Wine Divestiture	October 2022	Divestiture of certain of our mainstream and premium wine brands and related inventory; supported our focus on consumer-led premiumization trends.
	Austin Cocktails	April 2022	Acquisition of a portfolio of small batch, RTD cocktails; supported our focus on meeting the evolving needs of consumers.
	Lingua Franca	March 2022	Acquisition of a collection of Oregon-based luxury wines, a vineyard, and a production facility; supported our focus on consumer-led premiumization trends and meeting the evolving needs of consumers.

For further information about our significant Fiscal 2023, Fiscal 2022, and Fiscal 2021 transactions, refer to (i) "Overview" within MD&A and (ii) Note 2.

Business segments

We have four reportable segments: (i) Beer, (ii) Wine and Spirits, (iii) Corporate Operations and Other, and (iv) Canopy. The business segments reflect how our operations are managed, how resources are allocated, how operating performance is evaluated by senior management, and the structure of our internal financial reporting. Our ownership interest in Canopy allows us to exercise significant influence, but not control, and, therefore, we account for our investment in Canopy under the equity method. Amounts included below for the Canopy segment represent 100% of Canopy's reported results on a two-month lag, prepared in accordance with U.S. GAAP, and converted from Canadian dollars to U.S. dollars. Although we own less than 100% of the outstanding shares of Canopy, 100% of its results are included in the information below and subsequently eliminated to reconcile to our consolidated financial statements. If the Canopy Transaction is completed, including conversion of our Canopy common shares into Exchangeable Shares, we expect our internal management financial reporting to consist of two business divisions: (i) Beer and (ii) Wine and Spirits and we will report our operating results in three segments: (i) Beer, (ii) Wine and Spirits, and (iii) Corporate Operations and Other.

We report net sales in two reportable segments, as Canopy is eliminated in consolidation, as follows:

	For the Years Ended	
	February 28, 2023	February 28, 2022
(in millions)		
Beer	$ 7,465.0	$ 6,751.6
Wine and Spirits:		
Wine	1,722.7	1,819.3
Spirits	264.9	249.8
Total Wine and Spirits	1,987.6	2,069.1
Canopy	339.3	444.3
Consolidation and Eliminations	(339.3)	(444.3)
Consolidated Net Sales	$ 9,452.6	$ 8,820.7

Fiscal 2023 Consolidated Net Sales



Beer: 79.0%
Wine: 18.2%
Spirits: 2.8%

Fiscal 2022 Consolidated Net Sales



Beer: 76.6%
Wine: 20.6%
Spirits: 2.8%



Beer segment

We are the #1 brewer and seller of imported beer in the U.S. market. We are also the leader in the high-end segment of the U.S. beer market, which includes the imported, craft, and ABA categories. We have the exclusive right to import, market, and sell the following Mexican brands in all 50 states of the U.S.:

Corona Brand Family		Modelo Brand Family	Victoria Brand Family	Other Import Brand
Corona Extra	Corona Light	Modelo Especial	Victoria	Pacifico
Corona Premier	Corona Refresca	Modelo Negra	Vicky Chamoy	
Corona Familiar	Corona Hard Seltzer	Modelo Chelada		

Notable achievements in the U.S. include the following: (i) we have nine of the 15 top-selling imported beer brands, (ii) Modelo Especial is the best-selling imported beer and second best-selling beer overall, (iii) Corona Extra is the second largest imported beer and fourth best-selling beer overall, and (iv) Pacifico is the fastest growing major beer brand.

In the past 10 years we have increased our production capacity in Mexico by fourfold allowing us the opportunity to further expand our leadership position in the high-end segment of the U.S. beer market. Since the 2013 acquisition of the imported beer business, we have invested approximately $6.4 billion in the Mexico Beer Projects, with over $750 million spent during Fiscal 2023. During Fiscal 2023, our brewery optimization and productivity initiatives unlocked incremental capacity from our existing footprint, increasing total capacity from approximately 39 million hectoliters to approximately 42 million hectoliters. We expect to spend an additional $4.0 billion to $4.5 billion over Fiscal 2024 through Fiscal 2026. Expansion, optimization, and/or construction activities continue at our breweries in Mexico to support expected future business needs. For further information about our Mexico Beer Projects, refer to (i) “Production” below, (ii) MD&A, and (iii) Note 7.

We are also building on the success of our leading import brand families through our innovation strategy. Our Modelo Chelada brands have become an important growth contributor to our portfolio as the leading chelada in the U.S. beer market. In Fiscal 2023, we continued to build on this successful innovation platform with the launch of a (i) multipack of Modelo Chelada Limón y Sal, (ii) Modelo Chelada variety pack, (iii) new Modelo Chelada flavor, Naranja Picosa, and (iv) Vicky Chamoy, Victoria’s first line extension. Additionally, we announced the following two brand extensions that launched nationally in early Fiscal 2024: (i) Modelo Oro, a light and low-calorie Mexican beer, to capitalize on the robust growth of the high-end beer category, and (ii) Corona Non-Alcoholic, to adhere to consumer trends in the rapidly growing betterment space focused on no- and low-alcohol products.


DOUBLE DIAMOND
AUSTIN COCKTAILS
MOJITO
PROSECCO
SIMI
KIM CRAWFORD
Sauvignon Blanc
RUFFINO
PROSECCO
MEIOMI
HIGH WEST
DOUBLE RYE
SVEDKA
VODKA
MI CAMPO

Wine and Spirits segment

We are a leading, higher-end wine and spirits company in the U.S. market, with a portfolio that includes higher-margin, higher-growth wine and spirits brands. Our wine portfolio is supported by grapes purchased from independent growers, primarily in the U.S. and New Zealand, and vineyard holdings in the U.S., New Zealand, and Italy. Our wine and spirits are primarily marketed in the U.S. and also sold in Canada, New Zealand, and other major world markets.

In the U.S., we have seven of the 100 top-selling higher-end wine brands, with Meiomi and Kim Crawford achieving the fourth and eighth spots, respectively. Some of our well-known wine and spirits brands and portfolio of brands include:

Wine Brands		Wine Portfolio of Brands	Spirits Brands	
Cook's California Champagne	Mount Veeder	My Favorite Neighbor	Casa Noble	Mi CAMPO
Kim Crawford	Ruffino	Robert Mondavi Winery	Copper & Kings	Nelson's Green Brier
Meiomi	SIMI	Schrader	High West	SVEDKA
		The Prisoner Wine Company		

In Fiscal 2023, our fine wine and craft spirits brands delivered solid shipment growth, driven primarily by The Prisoner Wine Company brands and High West, as well as by strong performance in our DTC channels (including hospitality) and international markets. Our mainstream and premium brands have maintained market share, while continuing to deliver growth through premium wine brands, such as Meiomi and Kim Crawford, consistent with our consumer-led premiumization strategy. Our wine and spirits business delivered strong gains in 3-tier eCommerce and outperformed the broader market in this channel.

Over the last few years, we have been increasing our development of on-trend product innovation as we believe this is one of the key drivers of overall beverage alcohol category growth. We have launched several innovations that are creating momentum and driving growth for the business, including varietal line extensions, such as Kim Crawford Sparkling Prosecco and Meiomi Red Blend, both of which were leaders among new brands in Fiscal 2023.

Corporate Operations and Other segment
The Corporate Operations and Other segment includes traditional corporate-related items including costs of executive management, corporate development, corporate finance, corporate growth and strategy, human resources, internal audit, investor relations, IT, legal, and public relations, as well as our investments made through our corporate venture capital function.

Canopy segment
The Canopy Equity Method Investment makes up the Canopy segment.

For further information regarding net sales and operating income (loss) of our business segments and geographic areas, refer to (i) MD&A and (ii) Note 22.

Marketing and distribution

To focus on their respective product categories, build brand equity, and increase sales, we employ full-time, in-house marketing, sales, and customer service functions for our Beer and Wine and Spirits segments. These functions engage in a range of marketing activities and strategies, including market research, consumer and trade advertising, price promotions, point-of-sale materials, event sponsorship, on-premise activations, and public relations.

When we advertise our products to consumers, we use a combination of methods to forecast the number of advertising impressions made on individuals at or above the legal drinking age. Through our media placement agencies, we leverage recognized audience measurement services such as Nielsen and ComScore to measure audience composition data on a regular and frequent basis. This data helps us to ensure that our advertising placements are purchased in media outlets and audience buying platforms (i.e., programmatic digital buys) that are primarily targeted toward legal drinking age consumers and, when appropriate, specifically targeted to audiences that are age-verified as of the legal drinking age. Our Global Code of Responsible Practices for Beverage Alcohol Advertising and Marketing provides the fundamental framework for responsible brand advertising and marketing that helps ensure our messages are directed at legal drinking age consumers.

In Fiscal 2023, we joined Responsibility.org, a not-for-profit that aims to empower adults to make a lifetime of responsible alcohol choices, as a member company. In collaboration with Responsibility.org we updated our brand websites to redirect a visitor who self-identifies as being under the legal drinking age to Responsibility.org for information on prevention of underage drinking, ending drunk driving, and drinking responsibly.

In Fiscal 2023, we had **zero**:
- instances of non-compliance with industry or regulatory labeling and/or marketing codes; and
- monetary losses as a result of legal proceedings associated with marketing and/or labeling practice.

In the U.S., our products are primarily distributed by wholesale distributors, which generally have separate distribution networks for (i) our beer portfolio and (ii) our wine and spirits portfolio. In addition, in states where the government acts as the distributor, we distribute our products through state alcohol beverage control agencies, which set the retail prices of our products. As is the case with all other beverage alcohol companies, products sold through these agencies are subject to obtaining and maintaining listings to sell our products in that agency's state. State governments can also affect prices paid by consumers for our products through the imposition of taxes.

Trademarks and distribution agreements

Trademarks are an important aspect of our business. We sell products under a number of trademarks, which we own or use under license. We also have various licenses and distribution agreements for the sale, or the production and sale, of our products, and products of others. These licenses and distribution agreements have varying terms and durations.

Within the Beer segment, we have an exclusive sub-license to use trademarks related to our Mexican beer brands in the U.S. This sub-license agreement is perpetual.

Competition

The beverage alcohol industry is highly competitive. We compete on the basis of quality, price, brand recognition and reputation, and distribution strength. Our beverage alcohol products compete with other alcoholic and non-alcoholic beverages for consumer purchases, as well as shelf space in retail stores, restaurant presence, and wholesaler attention. We compete with numerous multinational producers and distributors of beverage alcohol products, some of which have greater resources than we do. Our principal competitors include:

Beer	Anheuser-Busch InBev, The Boston Beer Company, Heineken, Mark Anthony, Molson Coors
Wine	Deutsch Family Wine & Spirits, Duckhorn Portfolio, E. & J. Gallo Winery, Ste. Michelle Wine Estates, Treasury Wine Estates, Trinchero Family Estates, The Wine Group
Spirits	Bacardi USA, Beam Suntory, Brown-Forman, Diageo, Fifth Generation, Pernod Ricard, Sazerac Company

Canopy operates in the adult-use and medicinal cannabis markets and, in their largest market, they compete with numerous licensed producers and distributors as well as illegal growers and retailers of cannabis products. In the adult-use market, Canopy competes on the basis of quality, price, brand recognition, consistency, and variety of cannabis products whereas these same competitive factors apply in the medicinal market as well as physician familiarity.

Production

As of February 28, 2023, our production capacity at our Mexican breweries was approximately 42 million hectoliters. By the end of Fiscal 2026, we expect to increase our capacity in Mexico to approximately 67 to 72 million hectoliters to support the growth of our Mexican beer brands. This includes the Veracruz Brewery where there is ample water and we will have a skilled workforce to meet our long-term needs, as well as continued expansion, optimization, and/or construction at our breweries in Mexico. For further information on these expansion, optimization, and/or construction activities, refer to (i) MD&A and (ii) Note 7.

Our Daleville Facility supports our craft beer business in addition to our domestic innovation initiatives. In March 2023, we entered into a definitive agreement to sell the Daleville Facility. For further information on this transaction, refer to (i) "Overview" within MD&A and (ii) Note 5.

In the U.S., we operate 12 wineries using many varieties of grapes grown principally in the Napa, Sonoma, Monterey, and San Joaquin regions of California as well as the Willamette Valley region of Oregon. We also operate two wineries in New Zealand and five wineries in Italy. Grapes are normally crushed in August through November in the U.S. and Italy, and in February through May in New Zealand and stored as wine until packaged for sale under our brand names or sold in bulk. The inventories of wine are usually at their highest levels during and after the crush of each year's grape harvest and are reduced as sold throughout the year.

We currently operate five distilleries in the U.S. for the production of our spirits: two facilities for High West whiskey and one facility each for Copper & Kings American brandies, Nelson's Green Brier bourbon and whiskey products, and Austin Cocktails RTDs. The requirements for grains and bulk spirits used in the production of our spirits are purchased from various suppliers.

Certain of our wines and spirits must be aged for multiple years. Therefore, our inventories of wines and spirits may be larger in relation to sales and total assets than in many other businesses.

Resources and availability of production materials

The principal components in the production of our Mexican and craft beer brands include water; agricultural products, such as yeast and grains; and packaging materials, which include glass, aluminum, and cardboard.

For our Mexican beer brands, packaging materials are the largest cost component of production, with glass bottles representing the largest cost component of our packaging materials.

For Fiscal 2023, the package format mix of our Mexican beer volume sold in the U.S. was as follows:



Aluminum cans: 37%

Glass bottles: 60%

Steel kegs: 3%

As part of our efforts to solidify our beer glass sourcing strategy over the long-term, we formed an equally-owned joint venture with Owens-Illinois, one of the leading manufacturers of glass containers in the world. The joint venture owns a state-of-the-art Glass Plant adjacent to our Nava Brewery in Mexico. The Glass Plant supplies nearly 60% of the total annual glass bottle supply for our Mexican beer brands. We also have long-term glass supply agreements with other glass producers.

The current Mexican breweries each receive water originating from separate and distinct aquifers. We believe we have adequate access to water to support these breweries' ongoing requirements, as well as future requirements after the completion of planned expansion, optimization, and/or construction activities. These breweries employ comprehensive water management practices that focus on water efficiency and wastewater treatment operations to reuse water consumed as part of the production process.

The principal components in the production of our wine and spirits products are agricultural products, such as grapes and grain, and packaging materials, primarily glass.

Most of our annual grape requirements are satisfied by grower purchases from each year's harvest which normally begins in August and runs through November in the U.S. and Italy and begins in February and runs through May in New Zealand. We receive grapes from approximately 590 independent growers located in the U.S. and 50 independent growers in New Zealand and Italy. We enter into purchase agreements with a majority of these growers with pricing that generally varies year-to-year and is largely based on then-current market prices.

As of February 28, 2023, we owned or leased approximately 18,200 acres of land and vineyards, either fully bearing or under development, in the U.S., New Zealand, and Italy. This acreage supplies only a small percentage of our overall total grape needs for wine production. However, most of this acreage is used to supply a large portion of the grapes used for the production of certain of our higher-end wines. We continue to consider the purchase or lease of additional vineyards, and additional land for vineyard plantings, to supplement our grape supply.

All of our owned and leased vineyards in California (U.S.) routinely adhere to documented water management plans as required by Sustainable Grape Growing Certifications including the California Sustainable Winegrowing Alliance and Fish Friendly Farming. We use the guidance of these plans to identify the designated beneficial use of the water body based on grape growing goals set before the growing season that account for soil types, slopes, irrigation water availability and quality, and energy efficiency.

We believe that we have adequate sources of grape supplies to meet our sales expectations. However, when demand for certain wine products exceeds expectations, we look to source the extra requirements from the bulk wine markets around the world.

The distilled spirits manufactured and imported by us require various agricultural products, neutral grain spirits, and bulk spirits, which we fulfill through purchases from various sources by contractual arrangement and through purchases on the open market. We believe that adequate supplies of the aforementioned products are available at the present time.

We utilize glass and polyethylene terephthalate bottles and other materials such as caps, corks, capsules, labels, and cardboard cartons in the bottling and packaging of our wine and spirits products. After grape purchases, glass bottles are the largest component of our cost of product sold. In the U.S., the glass bottle industry is highly concentrated with only a small number of producers. We have traditionally obtained, and continue to obtain, our glass requirements from a limited number of producers under long-term supply arrangements. Currently, one producer supplies most of our glass container requirements for our U.S. operations. We have been able to satisfy our requirements with respect to the foregoing and consider our sources of supply to be adequate at this time.

Government regulations

We are subject to a range of laws and regulations in the countries in which we operate. Where we produce products, we are subject to environmental laws and regulations, and may be required to obtain environmental and alcohol beverage permits and licenses to operate our facilities. Where we market and sell products, we may be subject to laws and regulations on brand registration, packaging and labeling, distribution methods and relationships, pricing and price changes, sales promotions, advertising, and public relations. The countries in which we operate impose duties, excise taxes, and other taxes on beverage alcohol products, and on certain raw materials used to produce our beverage alcohol products, in varying amounts. We are also subject to rules and regulations relating to changes in officers or directors, ownership, or control.

We believe we are in compliance in all material respects with all applicable governmental laws and regulations in the countries in which we operate. We also believe that the cost of administration and compliance with, and liability under, such laws and regulations does not have, and is not expected to have, a material adverse impact on our financial condition, results of operations, and/or cash flows.

Seasonality

The beverage alcohol industry is subject to seasonality in each major category. As a result, in response to wholesaler and retailer demand which precedes consumer purchases, our beer sales are typically highest during the first and second quarters of our fiscal year, which correspond to the Spring and Summer periods in the U.S. Our wine and spirits sales are typically highest during the third quarter of our fiscal year, primarily due to seasonal holiday buying.

ESG

During the course of our history, we have been committed to safeguarding our environment, making a positive difference in our communities, and advocating for responsible consumption of beverage alcohol products. We believe our ESG strategy enables us to better meet stakeholder expectations, reflects our Company values, and directly address pressing environmental and societal needs that are important to our communities, consumers, and employees. Specifically, we have focused on areas where we believe we have the greatest opportunities to make meaningful, positive impacts for people and the planet, and we dedicate our resources towards:

Serving as good stewards of our environment and natural resources

Modeling water stewardship for our industry; and reducing GHG emissions through energy conservation and renewable energy initiatives



Enhancing social equity within our industry and communities

Championing the professional development and advancement of women in beverage alcohol industry and our communities; enhancing economic development and prosperity in disadvantaged communities; and championing an inclusive culture within our organization, characterized by diversity in background and thought, which reflects our consumers and the communities where we live and work

Promoting responsible beverage alcohol consumption

Ensuring the responsible promotion and marketing of our products; and empowering adults to make responsible choices in their alcohol (substance) consumption by supporting fact-based education, engagement programs, and policies

During Fiscal 2023 we published our 2022 ESG Impact Report and took the following steps to advance our ESG strategy by key area:

Serving as good stewards of our environment and natural resources

- held an interactive virtual presentation by The Nature Conservancy to recognize Earth Day, which is celebrated annually around the world on April 22. Topics discussed included global water challenges, The Nature Conservancy's water security strategies, how companies like ours can lead in the water space, and how each of us as individuals, families, and communities can preserve our planet. Approximately 500 employees from around the globe attended the virtual presentation
- in support of a multi-year collaboration with The Nature Conservancy, we pledged an additional $500,000 over the next two years for their Dynamic Water Management program
- signed a separate two-year commitment of $400,000 in total contributions to The Nature Conservancy to help fund collaborative conservation projects focused on improving the quantity and quality of inflows to the Rio Grande, helping to provide adequate and safe water supply for downstream users, including in Piedras Negras, Coahuila – a local community near our operations in Mexico
- employees and community members came together to remove approximately 1,400 pounds of debris and recyclables from local beaches in support of the second year of Corona's Protect Our Beaches initiative, in partnership with Oceanic Global and United by Blue
- completed a two-phase water infrastructure project in the city of Zaragoza, a neighboring community near the Nava Brewery, designed to enhance access to quality water for local residents. We provided funding to update infrastructure serving the majority of the city's residents that was losing a significant amount of water flowing through its pipelines
- maintained our Carbon Disclosure Project ratings of Water A- and Climate B for calendar 2022

Enhancing social equity within our industry and communities

- in response to the Russian invasion of Ukraine, created the Ukraine Humanitarian Support Fund and matched employee donations 2:1. The fund supported United Help Ukraine, a nonprofit organization committed to providing humanitarian aid, including food and medical supplies, to Ukrainians during this conflict. Together with our employees, we raised more than $100,000 in total donations

- collaborated with UnidosUS in Spring 2022 to host informational sessions in English and Spanish to help winery employees understand the various housing and financial education benefits available to them through our Company and UnidosUS. Following the success of those events, additional locations requested informational sessions which were held later in the fiscal year
- began supporting an initiative, as a member of Distilled Spirits Council of the United States, to develop a pipeline of talent from the Black community that seeks to fill 1,800 roles from internships to executive levels within the spirits industry over the next 10 years
- engaged six minority depository institutions as participants in the August 2022 Term Credit Agreement which provide opportunities often unavailable to smaller community banks including access to grow funded assets, diversify their loan portfolios, and develop broader relationships with corporate treasury teams
- in celebration of Black History Month, we virtually hosted over 400 employees with guest speaker Anthony Ray Hinton, a community educator for the Equal Justice Initiative, to share his story of being wrongfully convicted and a survivor of 30 years on Alabama's death row and discuss the changes that need to be made to prevent similar injustices from happening to others within Black and African American communities

Promoting responsible beverage alcohol consumption

- in collaboration with Responsibility.org, we updated our brand websites to redirect a visitor who self-identifies as being under the legal drinking age to Responsibility.org for information on prevention of underage drinking, ending drunk driving, and drinking responsibly
- in collaboration with Responsibility.org, leading up to the U.S. federal holiday, Labor Day, as well as end-of-year holiday and Super Bowl Sunday we continued our responsibility education efforts, sharing responsible consumption tips and information on lower-alcohol and non-alcoholic product options on our Company intranet and through our Company social media channels to help our employees and consumers make informed choices during their celebrations
- together with the Corona Family of Brands, we partnered with the Washington Regional Alcohol Program and Lyft to provide safe rides home for adults celebrating Halloween in the metro-Washington area

In connection with our strategy to serve as good stewards of our environment and natural resources, we developed water conservation and GHG emissions reduction targets. As of February 28, 2023:

- we have surpassed our target to restore approximately 1.1 billion gallons of water withdrawals from local watersheds, while improving accessibility and quality of water for communities where we operate between the periods Fiscal 2023 to Fiscal 2025; and
- we are on track to reduce Scope 1 (direct) and Scope 2 (indirect) GHG emissions by 15% between the periods Fiscal 2020 to Fiscal 2025

As part of our brewery expansion efforts and commitment to making a positive impact on the communities where we operate, we plan to continue working with local authorities and community-based organizations on sustainability initiatives that benefit local residents. Critical local projects have been identified through community collaboration and input and guidance from third-party water restoration organizations. For example, and as outlined above, as part of our efforts to improve access to water, the Nava Brewery coordinated with the Coahuila state government to improve both the water infrastructure and availability in the city of Zaragoza, a neighboring community near the Nava Brewery. This two-phase project was completed in Fiscal 2023 and improves accessibility to quality water for local residents. In Obregon, we have worked with local organizations to construct three dams along the Yaqui Valley irrigation canal that help improve water management efficiency, recovering volumes of water year over year. These efforts continue to play a vital role in the sustainability of the region. This is in addition to other benefits we provide, including local job creation and fueling economic development. We are currently working with local authorities in areas near the Veracruz Brewery to identify and implement similar initiatives.

For further information about our ESG advancements refer to (i) "Human capital resources" below and (ii) "Capital resources" within MD&A.

Human capital resources

As of February 28, 2023, we had approximately 10,700 employees, including approximately 1,300 employees through our equally-owned joint venture with Owens-Illinois. The number of employees may change throughout the year, as we employ additional workers during the grape crushing seasons. Approximately 20% of the employees are covered by collective bargaining agreements. Collective bargaining agreements expiring within one year are minimal. We consider our employee relations generally to be good.

Employee geographic data is as follows:



Diversity, equity, and inclusion
Our DEI strategic priorities are as follows:

Cultivate a best-in-class, diverse, and equitable workforce
one that reflects the universe of consumers that exist and the communities in which we live and work

Foster a winning, inclusive work culture
create a more equitable experience for underrepresented groups; harness the benefits of diversity and inclusivity

Enhance social equity
extend our influence to enhance social equity within the beverage alcohol industry and communities in which we live and work

We provide opportunities for our employees to advance our DEI strategic priorities through a growing community of BRGs. Our BRGs are supported at the highest level with sponsorships from our executives. See "Information about our Executive Officers" below. Each BRG is tasked with making a business impact on behalf of the represented group and welcomes allies. In Fiscal 2023, approximately 60% of our U.S. salaried employees were members of one or more BRG.

Monitoring human capital metrics is a key component in seeking to ensure we are executing on our strategy and making progress against our DEI objectives and goals. We measure gender and ethnic representation to understand diversity at various levels across the organization, assess progress over time, and drive continuous improvement. We have established goals to enhance both gender representation and overall ethnic diversity among our U.S. salaried population to **50%** and **30%**, respectively, by Fiscal 2026. Our self-disclosed, U.S. salaried employee information is as follows:



Additionally, we utilize a DEI growth dashboard for our U.S. salaried employee base, centered around identifying and addressing workforce diversity representation opportunities, utilizing 2020 U.S. Census data as a benchmark. This dashboard is shared with our executives and with certain committees of the Board of Directors on a semi-annual basis enabling them to monitor the progress made and to provide guidance on necessary next steps to attain our representation goals. We also assess metrics throughout the human resource lifecycle to identify potential bias and barriers in our processes, including talent acquisition, turnover, engagement scores, or participation in BRG events.

Compensation and benefits
We strive to provide pay, benefits, and services that meet the needs of our employees. There are four components of compensation: (i) base pay, (ii) long-term incentives dependent on a number of factors such as geographic location and management level which can include restricted stock units, stock options, and

performance share units, (iii) short-term incentives, and (iv) recognition awards. Base and incentive compensation is reviewed on an annual basis ensuring it is competitive in the market and gives employees opportunities to earn more for exceeding expectations. Our total rewards program also offers valuable benefits, tools, and resources designed to help employees stay healthy and well, while achieving security, growth, satisfaction, and success.

Professional development

Building diverse talent pipelines, delivering best-in-class people development, and championing professional advancement are key components of our human capital strategy which is designed to position our business for long-term growth. In Fiscal 2023, we spent approximately $17 million in development and training costs, including the delivery of one executive development program, four leadership development programs, and four women's focused development programs through the University of Constellation Brands, our learning and development center. In October 2022, we launched the first wave of a formal career development mentoring program. More than 900 employees from across the organization enrolled and we kicked off the program with over 400 matched relationships. We are committed to offering programs, resources, and experiences that empower employees to grow their careers and keep reaching for what's next, both personally and professionally.

Succession planning

We have a comprehensive succession planning process, led by our human resources team and overseen by the Human Resources Committee of our Board of Directors. In addition to the Human Resources Committee's enhanced focus on executive, senior leader, and high-potential employee succession, our full Board of Directors is also involved in Chief Executive Officer succession planning and succession and people development for the broader employee population. As part of the succession planning process, we review and discuss potential successors to key roles and examine backgrounds, capabilities, and appropriate developmental opportunities.

Employee engagement

We assess employee engagement through targeted pulse surveys, which provide feedback on a variety of topics, such as company direction and strategy, resources, support, enablement, empowerment, and well-being. During calendar 2022, we conducted a company-wide engagement survey where we had a response rate of 83% and an engagement measurement of 88% across our surveyed population.

Safety

We are committed to ensuring the safety of our employees. Our global EHS policy defines our dedication to providing a safe and healthy working environment and developing a culture where all employees take responsibility for their own safety as well as the safety of others while minimizing our impact on the environment in the communities where we live and work. With a focus on continuous improvement, we are developing more robust EHS management systems, strengthening employee awareness and training, and ensuring senior leadership engagement on safety. Work-related injuries resulting from the production of our beer, wine, and spirits products are well below industry average. Our recordable incident rate as compared to the industry average are as follows:



The recordable incident rate is defined as total number of worldwide CBI work-related injuries (cases beyond first aid) per 100 full-time employees. The industry average is calculated by taking the weighted average of the most recent (2021) U.S. Bureau of Labor Statistics data for wineries, breweries, and distilleries based on our portfolio mix in February 2023, February 2022, and February 2021 for the years ended February 28, 2023, February 28, 2022, and February 28, 2021, respectively.

Empowering our employees to give back

Giving back to our communities is a value instilled by our founder, Marvin Sands, and remains core to our company's DNA. We empower our employees to engage in the communities where they live and work in a variety of ways, including volunteering time and through a charitable matching program available to all U.S. employees.

We match donations ranging from a maximum of $5,000 to $50,000 per year, depending on management level, to charitable organizations.

$11.9 million

Fiscal 2023 corporate charitable contributions, including company match of employee donations

Information about our Executive Officers

Executive officers of the Company are generally chosen or elected to their positions annually and hold office until the earlier of their removal or resignation or until their successors are chosen and qualified. Information with respect to our executive officers as of April 20, 2023, is as follows:



William A. Newlands, age 64, is the President and Chief Executive Officer of the Company. He has served as Chief Executive Officer of the Company and as a director since March 2019 and as President since February 2018. He served as Chief Operating Officer from January 2017 through February 2019 and as Executive Vice President of the Company from January 2015 until February 2018. From January 2016 to January 2017 he performed the role of President, Wine & Spirits Division and from January 2015 through January 2016 he performed the role of Chief Growth Officer. Mr. Newlands joined the Company in January 2015. Prior to that he served from October 2011 until August 2014 as Senior Vice President and President, North America of Beam Inc., as Senior Vice President and President, North America of Beam Global Spirits & Wine, Inc. from December 2010 to October 2011, and as Senior Vice President and President, USA of Beam Global Spirits & Wine, Inc. from February 2008 to December 2010. Beam Inc., a producer and seller of branded distilled spirits products, merged with a subsidiary of Suntory Holding Limited, a Japanese company, in 2014. Prior to October 2011, Beam Global Spirits & Wine, Inc. was the spirits operating segment of Fortune Brands, Inc., which was a leading consumer products company that made and sold branded consumer products worldwide in the distilled spirits, home and security, and golf markets.

BRG *sponsorship* - ECP *supporting our early career professionals*



James O. Bourdeau, age 58, is the Executive Vice President and Chief Legal Officer of the Company, having served in the role since December 2017 and as the Company's Secretary since April 2017. Prior to that, he served as the Company's Senior Vice President and General Counsel, Corporate Development, having performed that role from September 2014 until December 2017. Before joining the Company in September 2014, Mr. Bourdeau was an attorney with the law firm of Nixon Peabody LLP from July 2000 through September 2014, and a partner from February 2005 through September 2014. Mr. Bourdeau was associated with another law firm from 1995 to 2000.

BRG *sponsorship* - Stellar PRIDE *supporting our LGBTQ+ community*



K. Kristann Carey, age 53, is the Executive Vice President and Chief Human Resources Officer of the Company, having served in the role since May 2022. Prior to that, she served as the Company's Senior Vice President, Human Resources, Beer Division, having performed that role from February 2019 until May 2022. From July 2018 until December 2020, she performed the role of Chief Diversity Officer. From July 2017 until January 2019, she served as Chief Compliance Officer and from November 2015 until January 2019, she served as Senior Vice President and General Counsel, Beer Division. From June 2013 until November 2015, she served as Vice President and Associate General Counsel, Beer Division. Before joining the Company, Ms. Carey served in roles of increasing responsibility with McDonald's Corporation from January 2005 until June 2013, most recently as Senior Counsel. Prior to joining McDonald's Corporation, she worked at the law firms of Seyfarth Shaw LLP from January 2003 through January 2005 and Cassiday, Schade & Gloor LLP from October 1998 until January 2003.

BRG *sponsorship* - ¡SALUD! *supporting Hispanic and Latinx employees and communities*



Garth Hankinson, age 55, is the Executive Vice President and Chief Financial Officer of the Company, having served in the role since January 2020. Prior to that, he served as the Company's Senior Vice President, Corporate Development, a position he had been in since February 2016, where he was responsible for leading all of the Company's financial planning, reporting, and analysis activities, as well as all efforts related to mergers, acquisitions, ventures investments, and strategic alliances. From October 2009 until February 2016, he served as the Vice President, Corporate Development of the Company. From October 2007 until October 2009, Mr. Hankinson served as the Vice President, Business Development for Constellation's prior Canadian business, Constellation Brands Canada, Inc., which was a Canadian subsidiary of the Company during that time. From March 2004 until October 2007, he served as the Director of Corporate Development.

BRG *sponsorship* - Valor *supporting veterans, service members, first responders, and their families*



Robert Hanson, age 60, is the Executive Vice President and President, Wine & Spirits Division of the Company, having served in the role since June 2019. Prior to that, he served as Chief Executive Officer of John Hardy Global Limited, a luxury jewelry brand, from August 2014 to June 2019. He continued to serve as its Chairman of the Board until July 2020. He served as Chief Executive Officer and a Director of American Eagle Outfitters, Inc., a leading global specialty retailer of clothing, accessories, and personal care products from January 2012 to January 2014. He served Levi Strauss & Co. from 1988 to 2011 in a variety of important leadership roles across multiple brands where he led cross-functional teams, including merchandising, product development, multi-channel operations, marketing and creative teams, in addition to a full support staff. Mr. Hanson's roles at Levi's included serving as Global President of the Levi's Brand from 2010 to 2011; President, Levi's Strauss Americas/North America from 2006 to 2010; President, Levi's Brand U.S. from 2001 to 2006; and President/Vice President, Levi's Europe/Africa/Middle East from 1998 to 2001.

BRG *sponsorship* - WISE *supporting our female community*



Michael McGrew, age 49, has been an Executive Vice President of the Company since April 2020. Beginning December 2020, Mr. McGrew has performed the role of Executive Vice President, and Chief Communications, CSR, and Diversity Officer of the Company. Mr. McGrew joined Constellation Brands in 2014 as Senior Director, Communications for the Company's Beer Division. He was promoted to Vice President, Communications – Beer Division in 2016 and assumed the role of Vice President, Corporate Communications in 2017. Prior to joining Constellation Brands, he held a number of roles with increasing responsibility at Grainger, then a $9 billion global provider of industrial supplies and equipment. While at Grainger, from 2011 to 2013 Mr. McGrew served as Director, U.S. Business Communications, from January 2013 to October 2013 he served as Senior Director, U.S. Business & Global Supply Chain Communications and from October 2013 to September 2014 he served as Senior Director, Communications – Americas, among other roles of increasing responsibility.

BRG *sponsorships* - ASIAA *supporting employees and communities of Asian descent*
                        SAGE *supporting experienced career professionals*



Mallika Monteiro, age 44, has been an Executive Vice President of the Company since October 2019. Beginning March 2021, Ms. Monteiro has performed the role of Executive Vice President, and Chief Growth, Strategy, and Digital Officer. From October 2019 to February 2021 she performed the role of Executive Vice President, Chief Growth and Strategy Officer and from October 2018 to September 2019, she performed the role of Senior Vice President, Chief Growth Officer. She joined Constellation in October 2016 as Vice President, Beer Innovation and was given additional responsibilities as Chief of Staff to the Company's Executive Management Committee in July 2018. Prior to joining Constellation, from July 2014 to September 2016, Ms. Monteiro was a Senior Marketing Director at Anheuser Busch InBev. Prior to joining Anheuser Busch InBev, she served in roles of increasing responsibility with Beam Suntory Inc., including as Associate Brand Manager - Jim Beam from July 2007 to June 2009, Brand Manager - Cognac from July 2009 to December 2011, and Senior Brand Manager - Vodka, from January 2012 to June 2014.

BRG *sponsorship* - CPN *supporting parents and caregivers*



James A. Sabia, Jr., age 61, is the Company's Executive Vice President and President, Beer Division as well as President of Crown, having performed these roles since January 2022 and February 2022, respectively. He has been an Executive Vice President of the Company since May 2018. From March 2021 through January 2022 he served as Executive Vice President, Managing Director, Beer Division. From May 2018 through March 2021 he performed the role of Executive Vice President, Chief Marketing Officer. He joined the Company in August 2007 as Vice President, Marketing for the Company's spirits business. Since then, he has served in roles of increasing responsibility with the Company. Since 2009, he has served as the Chief Marketing Officer of the Company's Beer Division. From 2009 to June 2013, Mr. Sabia was employed by Crown, of which the Company owned a 50% interest and was the Company's beer business during that period. In June 2013, the Company acquired the remaining 50% of Crown, which became a wholly-owned indirect subsidiary of the Company on that date. Prior to joining the Company, Mr. Sabia was with Molson Coors Brewing Company for 17 years.

BRG *sponsorship* - AASCEND *supporting Black and African American employees and communities*

Company Information

Our website is https://www.cbrands.com, and our investor relations website is https://ir.cbrands.com. Our filings with the SEC, including our Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are accessible free of charge on our investor relations website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website, https://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, such as ourselves, that file electronically with the SEC.

We have adopted a Chief Executive Officer and Senior Financial Executive Code of Ethics that specifically applies to our chief executive officer, our principal financial officer, and our controller, and is available on our investor relations website. This Chief Executive Officer and Senior Financial Executive Code of Ethics meets the requirements as set forth in the Exchange Act, Item 406 of Regulation S-K. We also have adopted a Code of Business Conduct and Ethics that applies to all employees, directors, and officers, including each person who is subject to the Chief Executive Officer and Senior Financial Executive Code of Ethics. The Code of Business Conduct and Ethics, together with our Global Code of Responsible Practices for Beverage Alcohol Advertising and Marketing, is available on our website under "Our Policies." Copies of these materials are available in print to any stockholder who requests them. Stockholders should direct such requests in writing to Investor Relations Department, Constellation Brands, Inc., 207 High Point Drive, Building 100, Victor, New York 14564, or by telephoning our Investor Center at 1-888-922-2150.

Our Board of Directors Corporate Governance Guidelines and the Charters of the Board's Audit Committee, Human Resources Committee (which serves as the Board's compensation committee), and Corporate Governance, Nominating, and Responsibility Committee are accessible on our investor relations website. Amendments to, and waivers granted to our directors and executive officers under, our codes of ethics, if any, will be posted in this area of our investor relations website.

The information regarding our websites and their content is for your convenience only. The content of our websites is not deemed to be incorporated by reference in this Form 10-K or filed with the SEC.

Item 1A. Risk Factors

In addition to information discussed elsewhere in this Form 10-K, you should carefully consider the following factors, as well as additional factors not presently known to us or that we currently deem to be immaterial, which could materially affect our business, liquidity, financial condition, and/or results of operations in future periods. The following factors are organized under relevant headings; however, they may be relevant to other headings as well.

Operational Risks

Supply of quality water, agricultural, and other raw materials, certain raw and packaging materials purchased under supply contracts; supply chain disruptions and inflation; limited group of glass bottle suppliers

The quality and quantity of water available for use is important to the supply of our agricultural raw materials and our ability to operate our business. Water is a limited resource in many parts of the world. If climate patterns change and droughts continue or become more severe or other restrictions on currently available water resources are imposed, there may be a scarcity of water or poor water quality which may affect our and our suppliers' operations, increase production costs, or impose capacity constraints. We are dependent on sufficient amounts of quality water for operation of our breweries, wineries, and distilleries, as well as to irrigate our vineyards and conduct our other operations. The suppliers of the agricultural raw materials we purchase are also dependent upon sufficient supplies of quality water for their vineyards and fields. In addition, water purification and waste treatment infrastructure limitations could increase costs or constrain operation of our production facilities and vineyards. A substantial reduction in water supplies could result in material losses of grape crops and vines or other crops, such as corn, barley, or hops, which could lead to a shortage of our product supply.

We have substantial brewery operations in Mexico and substantial wine operations in the U.S. (primarily in California), New Zealand, and Italy as well as brewery and distillery operations in the U.S. Although certain areas in California have recently experienced flooding, the state has endured and may continue to experience prolonged drought conditions which have resulted in the imposition of certain restrictions on water usage. If these conditions or restrictions persist and/or increase in severity, it could have an adverse effect upon those operations. Our current Mexican breweries are each, and the Veracruz Brewery will be, sourced from a single water supply originating from separate and distinct aquifers. The sources of water, methods of water delivery, water quality, or water requirements to support our ongoing requirements may change materially in the future. We may incur additional expenses for improving water delivery, quality, and efficiency as well as for securing additional water sources.

Our breweries, the Glass Plant, our wineries, and our distilleries use a large volume of agricultural and other raw materials to produce our products. These include corn starch and sugars, malt, hops, fruits, yeast, and water for our breweries; soda ash and silica sand for the Glass Plant; grapes and water for our wineries; and grain and water for our distilleries. Our breweries, wineries, and distilleries all use large amounts of various packaging materials, including glass, aluminum, cardboard, and other paper products. Our production facilities also use electricity, natural gas, and diesel fuel in their operations. Certain raw materials and packaging materials are purchased under contracts of varying maturities. The supply, on-time availability, and price of raw, packaging, and other materials, energy, and other commodities have been and may continue to be affected by many factors beyond our control, including supply chain disruptions, inflationary pressures, market demand, global geopolitical events and military conflicts, such as repercussions from the Russian invasion of Ukraine, droughts, storms, weather events, or natural or man-made disasters, economic factors affecting growth decisions, plant diseases, and theft. For example, we have experienced a lack of availability and increased costs of ocean freight shipping containers and delays at sea and land ports which has impacted and could continue to impact our distribution and production capabilities.

Our breweries, wineries, and distilleries are also dependent upon an adequate supply of glass bottles. We have experienced glass bottle purchasing shortages, particularly for brown glass used for certain of our Mexican beer brands. Glass bottle costs are one of our largest components of cost of product sold. The Glass Plant produces a majority of the total annual glass bottle supply for our Mexican beer brands, and we have a small number of other suppliers of glass bottles for our Mexican beer brands. In the U.S., glass bottles have only a small number of producers. Currently, one producer supplies a majority of our glass container requirements for our U.S. wine and spirits operations while a different producer supplies the glass bottles for our craft beer operations.

To the extent any of the foregoing factors (i) increases the costs of our products and we are unable or choose not to pass along such rising costs to consumers through increased selling prices or (ii) leads to a shortage of our product supply or inventory levels, we could experience a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Reliance upon complex information systems and third-party global networks; cyberattacks

We depend on IT to enable us to operate efficiently and interface with customers and suppliers, maintain financial accuracy and efficiency, and effect accurate and timely governmental reporting. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, including our global ERP, we could be subject to transaction errors, processing inefficiencies, increased costs, loss of customers, business disruptions, loss of or damage to intellectual property through security breach, penalties associated with the failure to timely file governmental reports, and/or other difficulties. Many groups on a worldwide basis have experienced increases in electronic security breaches, cyberattacks, and other hacking activities such as denial of service, malware, and ransomware, and there is the possibility of retaliatory cyberattacks, including by state-sponsored organizations. As with all large IT systems, we have been a target of cyberattackers and other hacking activities and our systems could be penetrated by increasingly sophisticated parties intent on extracting confidential or proprietary information, corrupting our information, disrupting our business processes, engaging in the unauthorized use of strategic information about us or our employees, customers, or consumers, or demanding monetary payment. Such unauthorized access could disrupt our operations and could result in various costs and adverse consequences, including the loss of assets or revenues, litigation, regulatory actions, remediation costs, increased cybersecurity protection costs, damage to our reputation, harm to our employees, or the failure by us to retain or attract customers following such an event.

We have outsourced various functions to third-party service providers and may outsource other functions in the future. We rely on such third-parties to provide services on a timely and effective basis, but we do not ultimately control their performance. In addition, our distributors, wholesalers, suppliers, joint venture partners, and other external business partners utilize their own IT systems that are subject to similar risks to us as described above. Their failure to perform as expected or as required by contract, or additional cyberattacks on them that disrupts their systems, could result in significant disruptions and costs to our operations or, in the case of third-party service providers, a penetration of our systems.

To the extent any of the foregoing factors result in significant disruptions and costs to our operations or reduce the effectiveness of our internal control over financial reporting, it could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Economic and other uncertainties associated with our international operations

We have production facilities in the U.S., Mexico, New Zealand, and Italy and employees in various countries, and our products are sold in numerous countries. The countries in which we operate impose duties, excise taxes, and/or other taxes on beverage alcohol products, and/or on certain raw materials used to produce our beverage alcohol products, in varying amounts. Governmental bodies may propose changes to international trade agreements, treaties, tariffs, taxes, and other government rules and regulations including but not limited to environmental treaties and regulations. Escalating geopolitical tensions, including from the military conflict in Ukraine, have resulted and may continue to result in sanctions, tariffs, and import-export restrictions. These activities, when combined with any retaliatory actions that may be taken by other countries, including Russia, could cause further inflationary pressures and economic and supply chain disruptions (including impacts on prices and supply of certain commodities, such as aluminum, corn, crude oil, natural gas, and steel). Significant increases in import and excise duties or other taxes on, or that impact, beverage alcohol products as well as any tariffs, particularly on imports from Mexico and any retaliatory tariffs imposed by the Mexican government, could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

In addition, governmental agencies extensively regulate the beverage alcohol products industry concerning such matters as licensing, warehousing, trade and pricing practices, permitted and required labeling, advertising, and relations with wholesalers and retailers. Certain regulations also require warning labels and signage. We may be subject to new or revised regulations, increased licensing fees, requirements, or taxes, or regulatory enforcement actions. Additionally, various jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations on the marketing or sale of our products because of what our products contain or allegations that our products cause adverse health effects. If these types of requirements become applicable to one or more of our major products under current or future laws or regulations, they may inhibit sales of such products. These uncertainties and changes, as well as the decisions, policies, and economic strength of our suppliers and distributors, could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Dependence on limited facilities for production of our Mexican beer brands; facility expansion, optimization, and construction activities

We are dependent on our current Mexican breweries to fulfill our Mexican beer brands' production requirements, both now as well as for the near-term. Expansion, optimization, and/or construction activities continue at our breweries in Mexico. These are multi-billion-dollar activities with risks of completion delays, cost overruns, and asset impairments, such as the prior impairment of certain long-lived assets at the canceled Mexicali Brewery. We may not achieve the intended financial and operational benefits of these investments, including if we develop excess capacity that outpaces demand for our Mexican beer brands. We are pursuing the sale of the remaining assets at the Mexicali Brewery after exploring various options; however, we may not be successful in completing any such sale or obtaining other forms of recovery.

Expansion and optimization of current production facilities and construction of new production facilities are subject to various regulatory and developmental risks, including but not limited to: (i) our ability to obtain timely certificate authorizations, necessary approvals and permits from regulatory agencies at all or on terms that are acceptable to us; (ii) potential changes in federal, state, and local laws and regulations, including environmental requirements, that prevent a project from proceeding or increase the anticipated cost of the project; (iii) our inability to acquire rights-of-way or land or water rights on a timely basis on terms that are acceptable to us; or (iv) our inability to acquire the necessary energy supplies, including electricity, natural gas, and diesel fuel. Any of these or other unanticipated events could halt or delay the expansion, optimization, or construction of our production facilities.

We may not be able to satisfy our product supply requirements for the Mexican beer brands in the event of (i) a significant disruption or the partial or total destruction of the current Mexican breweries or the Glass Plant, (ii) difficulty shipping raw materials and product into or out of the U.S., or (iii) a temporary inability to produce our product due to closure or lower production levels of one or more of our current Mexican breweries. Also, if the contemplated expansion, optimization, and/or construction activities at our breweries in Mexico are abandoned or not otherwise completed by their targeted completion dates, we may not be able to produce sufficient quantities of our Mexican beer to satisfy our needs in the future. Under such circumstances, we may be unable to obtain our Mexican beer at a reasonable price from another source, if at all. A significant disruption at our current Mexican breweries, or the Glass Plant, even on a short-term basis, could impair our ability to produce and ship products to market on a timely basis. Alternative facilities with sufficient capacity or capabilities may not readily be available, may cost substantially more, or may take a significant time to start production, any of which could have a material adverse effect on our product supply, business, liquidity, financial condition, and/or results of operations.

Operational disruptions or catastrophic loss to breweries, wineries, other production facilities, or distribution systems

All of our Mexican beer products are produced at our current Mexican breweries. Many of the workers at these breweries are covered by collective bargaining agreements. The Glass Plant produces a majority of the total annual glass bottle supply for our Mexican beer brands. Several of our vineyards and production and distribution facilities, including certain California and Oregon wineries, are in areas prone to seismic activity. Additionally, we have various vineyards and wineries in California and Oregon which have experienced wildfires, landslides, and/or severe winter storms.

If any of these or other of our properties and production facilities were to experience a significant operational disruption or catastrophic loss, it could delay or disrupt production, shipments, and revenue, and result in potentially significant expenses to repair or replace these properties or find suitable alternative providers. Also, our production facilities are asset intensive. As our operations are concentrated in a limited number of production and distribution facilities, we are more likely to experience a significant operational disruption or catastrophic loss in any one location from acts of war or terrorism, natural or man-made disasters, public health crises, labor strikes or other labor activities, cyberattacks and other attempts to penetrate our or our third-party service providers' IT systems or the IT used by our non-production employees who work remotely, or unavailability of raw or packaging materials. Geopolitical and economic responses to Russia's invasion of Ukraine could continue to impact global energy prices and supply, particularly for crude oil and natural gas. If a significant operational disruption or catastrophic loss were to occur, we could breach agreements, our reputation could be harmed, and our business, liquidity, financial condition, and/or results of operations could be adversely affected by, among other items, higher maintenance charges, unexpected capital spending, or product supply constraints.

Our insurance policies do not cover certain types of catastrophes and may not cover certain events such as pandemics. Economic conditions and uncertainties in global markets may adversely affect the cost and other terms upon which we are able to obtain property damage and business interruption insurance. If our insurance coverage is adversely affected, or to the extent we have elected to self-insure, we may be at greater risk that we may experience an adverse impact to our business, liquidity, financial condition, and/or results of operations.

Climate change; ESG regulatory compliance; failure to meet emissions, stewardship, and other ESG targets
Our business depends upon agricultural activity and natural and human capital resources. There has been much public discussion related to concerns that GHGs may have an adverse impact on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. Severe weather events and natural disasters, such as our experiences with drought, flooding, and/or wildfires in California and Oregon, severe winter storms in California, Texas, or Mexico, or late frosts or flooding in New Zealand, and climate change may negatively affect agricultural productivity in the regions from which we source our various agricultural raw materials or the energy powering our production facilities. Decreased availability of our raw materials may increase our cost of product sold. Severe weather events and natural disasters or changes in their frequency or intensity can also impact product quality; disrupt our supply chains, which may affect production operations, insurance cost and coverage, and delivery of our products to wholesalers, retailers, and consumers; and negatively affect the ability of consumers to purchase our products.

The landscape related to ESG regulation, compliance, and reporting is constantly evolving, including expanding in scope and complexity. For example, the SEC and the European Commission have published proposed or final rules that would require significantly increased disclosures related to climate change. We may experience significant future increases in the costs associated with regulatory compliance for ESG matters, including fees, licenses, reporting, and the cost of capital improvements for our operating facilities to meet environmental regulatory requirements, as well as to address other regulations, standards, frameworks, and ratings from various governmental entities and other stakeholders or activist campaigns. We have disclosed targets related to restoration of water withdrawals, Scope 1 and Scope 2 GHG emissions, and enhancing social equity within our industry and communities, and we may disclose new or updated ESG-related targets in the future. The achievement of such targets along with our broader value chain engagement efforts have required and will continue to require us and in some cases third parties with which we do business, such as our suppliers, to make investments and allocate resources.

In addition, we may be party to various environmental remediation obligations arising in the normal course of our business or relating to historical activities of businesses we acquire. Due to regulatory complexities, governmental or contractual requirements, uncertainties inherent in litigation, and the risk of unidentified contaminants at our current and former properties, the potential exists for remediation, liability, indemnification, and other costs to differ materially from the costs that we have estimated. We may also incur costs associated with environmental compliance arising from events we cannot control, such as natural disasters. We may not allot sufficient resources to attain, and/or may not ultimately achieve, our ESG targets, and our costs in relation to any of the foregoing matters may exceed our projections, which could have a material adverse effect upon our business, liquidity, financial condition, and/or results of operations.

Reliance on wholesale distributors, major retailers, and government agencies

Local market structures and distribution channels vary worldwide. Within our primary market in the U.S., we offer a range of beverage alcohol products with generally separate distribution networks utilized for our beer portfolio and our wine and spirits portfolio. In the U.S., we sell our products principally to wholesalers for resale to retail outlets and directly to government agencies. We have an exclusive arrangement with one wholesaler that generates a large portion of our branded U.S. wine and spirits net sales, and we have one wholesaler for our beer portfolio which, through multiple entities, represents roughly one-fifth of our consolidated net sales. Wholesalers and retailers of our products offer products which compete directly with our products for retail shelf space, promotional support and consumer purchases, and wholesalers or retailers may give higher priority to products of our competitors. The replacement or poor performance of our major wholesalers, retailers, or government agencies could result in temporary or longer-term sales disruptions or could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Contamination and degradation of product quality from diseases, pests, and weather and other conditions

Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could adversely affect sales. Various diseases, pests, fungi, viruses, drought, frosts, wildfires, and certain other weather conditions or the effects of climate conditions, such as smoke taint sustained during the 2020 U.S. wildfires or the late frost experienced in New Zealand in calendar 2021, could affect the quality and quantity of barley, hops, grapes, and other agricultural raw materials available and decrease the supply and quality of our products. Similarly, power disruptions could adversely impact our production processes and the quality of our products. We or our suppliers of agricultural raw materials may not succeed in preventing contamination in existing or future vineyards, fields, or production facilities. Future government restrictions regarding the use of certain materials used in growing grapes or other agricultural raw materials may increase vineyard costs and/or reduce production of grapes or other crops. It is also possible that a supplier may not provide materials or product components which meet our required standards or may falsify documentation associated with the fulfillment of those requirements.

Product contamination or tampering or the failure to maintain our standards for product quality, safety, and integrity, including with respect to raw materials, naturally occurring compounds, packaging materials, or product components obtained from suppliers, may also reduce demand for our products or cause production and delivery disruptions. Contaminants or other defects in raw materials, packaging materials, or product components purchased from third parties and used in the production of our beer, wine, or spirits products, or defects in the fermentation or distillation process could lead to low beverage quality as well as illness among, or injury to, consumers of our products and may result in reduced sales of the affected brand or all our brands.

If any of our products become unsafe or unfit for consumption, are misbranded, or cause injury, we may have to engage in additional product recalls and/or be subject to liability and incur additional costs. Widespread or multiple product recalls or a significant product liability judgment or regulatory action could cause our products to be unavailable for a period, which could reduce consumer demand and brand equity and result in reputational harm.

Outbreaks of communicable infections or diseases, pandemics, or other widespread public health crises in the markets in which our consumers or employees live and/or in which we or our distributors, retailers, and suppliers operate

Communicable disease outbreaks, including the COVID-19 pandemic, and other widespread public health crises have resulted and could continue to result in disruptions and damage to our business caused by potential negative consumer purchasing behavior as well as disruption to our supply chains, production processes, and operations. Consumer purchasing behavior may be impacted by reduced consumption if consumers are unable to leave home or otherwise shop in a normal manner as a result of containment actions or other cancellations of public events and other opportunities to purchase our products, from venue closures or capacity restrictions, or from a reduction in consumer discretionary income due to reduced or limited work and layoffs. Supply disruption may result from restrictions on the ability of employees and others in the supply chain to travel and work, which may result from quarantines, individual illnesses, or border closures imposed by governments to deter the spread of communicable infections or diseases; determinations by us or our suppliers or distributors to temporarily suspend operations in affected areas; or other actions which restrict or otherwise negatively impact our ability to produce, package, and ship our products, our distributors' ability to distribute our products, or our suppliers' ability to provide us with raw, packaging, and other materials. Channels of entry may be closed or operate at reduced capacity, or transportation of product within a region or country may be limited, including due to travel restrictions or personal illness of workers. Our operations and the operations of our suppliers may become less efficient or otherwise be negatively impacted if our or their executive management or other key operational personnel are unable to work or if a significant percentage of our workforce is unable to work at all or at their normal production or other facility. A prolonged quarantine or border closure could result in temporary or longer-term disruptions of sales patterns, consumption and trade patterns, supply chains, production processes, and/or operations. Another widespread health crisis or the reemergence of severe COVID-19 pandemic conditions could negatively affect the economies and financial markets of many countries resulting in a global economic downturn which could negatively impact demand for our products and our ability to borrow money. Any of these events could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Cannabis is currently illegal under U.S. federal law and in other jurisdictions; we do not control Canopy's business or operations

The ability of Canopy to achieve its business objectives is contingent, in part, upon the legality of the cannabis industry, Canopy's compliance with regulatory requirements enacted by various governmental authorities, and Canopy obtaining all regulatory approvals, where necessary, for the production and sale of its products. The laws and regulations governing medicinal and adult-use cannabis are still developing, including in ways that we may not foresee. Canopy's success will depend on, among other things, the ability of Canopy to operate successfully in the cannabis market space. There are also concerns about health issues associated with certain types of form factors for cannabis products, such as those used in inhalables. These issues may result in a less robust consumer demand for certain form factors. A robust cannabis consumer market may not develop consistent with our expectations, or consumers may choose not to purchase Canopy products. Although the Agriculture Improvement Act of 2018 took hemp and hemp derived cannabinoids out of the most restrictive class of controlled substances, cannabis remains a Schedule I controlled substance that is illegal under U.S. federal law. Even in those U.S. states in which the adult-use and/or medicinal use of cannabis has been legalized, its use remains a violation of U.S. federal law. Continuation of U.S. federal law in its current state regarding cannabis could limit the expansion of Canopy's business into the U.S. Similar issues of illegality apply in other countries. Any amendment to or replacement of existing laws to make them more onerous, or delays in amending or replacing existing laws to liberalize the legal possession and use of cannabis, or delays in obtaining, or the failure to obtain, any necessary regulatory approvals may significantly delay or negatively impact Canopy's markets, products, and sales. Our investment in Canopy could affect consumer perception of our existing brands and our reputation with various constituencies.

We currently have the right to nominate four members of the Canopy board of directors. While we do not control Canopy's business or operations, we do rely on Canopy's internal controls and procedures for operation of that business. Nevertheless, our current financing arrangements require us to certify, among other things, that to our knowledge (i) Canopy is properly licensed and operating in accordance with Canadian laws in all material respects; (ii) Canopy does not knowingly or intentionally purchase, manufacture, distribute, import, and/or sell marijuana, or any other controlled substance in or from the U.S. or any other jurisdiction, in each case, where such purchase, manufacture, distribution, importation, or sale of marijuana or such other controlled substance is illegal, except in compliance with all applicable federal, state, local, or foreign laws, rules, and regulations; and (iii) Canopy does not knowingly or intentionally partner with, invest in, or distribute marijuana or any other controlled substance to any third-party that knowingly or intentionally purchases, sells, manufactures, or distributes marijuana or any other controlled substance in the U.S. or any other jurisdiction, in each case, where such purchase, sale, manufacture, or distribution of marijuana or such other controlled substance is illegal, except in compliance with all applicable federal, state, local, or foreign laws, rules, and regulations. If Canopy were to knowingly or intentionally violate any of these applicable laws and we became aware of such violation, we would be unable to make the required certification under our current financing arrangements, which could lead to a default under those financing arrangements.

Strategic Risks

Potential decline in the consumption of products we sell; dependence on sales of our Mexican beer brands

Our business depends upon consumers' consumption of our beer, wine, and spirits brands, and sales of our Mexican beer brands in the U.S. are a significant portion of our business. Consumer preferences, behaviors, and sentiment may shift due to a variety of factors, including changes in taste preferences and leisure, dining, and beverage purchasing and consumption patterns, trends involving demographics and ESG matters, changing market dynamics including consumer-led premiumization and betterment trends, and perceived value. Further, a limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

- a general decline in economic or geopolitical conditions;
- inflation, including the impact of reduced discretionary income of consumers available to purchase our products and increased commodities and other costs;
- concern about the health consequences of consuming beverage alcohol products, including betterment trends, and about drinking and driving or other safety considerations;
- a general decline in the consumption of beverage alcohol products in on-premise establishments, including as a result of stricter laws relating to driving while under the influence of alcohol;
- increased activity from anti-alcohol groups or other bodies, such as the World Health Organization, advocating measures designed to reduce the consumption of beverage alcohol products or require more stringent labeling;
- increased excise or other taxes on beverage alcohol products and possible restrictions on beverage alcohol advertising and marketing;
- increased regulation restricting the purchase or consumption of beverage alcohol products; and
- wars, disease outbreaks or pandemics, quarantines, weather, and natural or man-made disasters.

If these or any other factors cause a decline in the growth rate, amount, or profitability of our sales of the Mexican beer brands in the U.S. or any material shift in consumer preferences, behaviors, and sentiment in our major markets away from our beer, wine, and spirits brands, and our Mexican beer brands in particular, or from the categories in which they compete, it could adversely affect our business, liquidity, financial condition, and/or results of operations.

Acquisition, divestiture, investment, and NPD strategies

From time to time, we acquire businesses, assets, or securities of companies that we believe will provide a strategic fit with our business. We integrate acquired businesses with our existing operations; our overall internal control over financial reporting processes; and our financial, operations, and information systems. If the financial performance of our business, as supplemented by the assets and businesses acquired, does not meet our expectations, it may make it more difficult for us to service our debt obligations and our results of operations may fail to meet market expectations. We may not effectively assimilate the business or product offerings of acquired companies into our business or within the anticipated costs or timeframes, retain key customers and suppliers or key employees of acquired businesses, or successfully implement our business plan for the combined business. In addition, our final determinations and appraisals of the estimated fair value of assets acquired and liabilities assumed in our acquisitions may vary materially from earlier estimates and we may fail to fully realize anticipated cost savings, growth opportunities, or other potential synergies. The fair value of acquired businesses or investments may not remain constant.

We also divest businesses, assets, or securities of companies from time to time, including those that we believe no longer provide a strategic fit with our business. We may provide various indemnifications in connection with divestitures of businesses or assets. Divestitures of portions of our business may also result in costs stranded in our remaining business. Delays in developing or implementing plans to address such costs could delay or prevent the accomplishment of our financial objectives. The amount of contingent consideration, if any, received in divestitures may also vary based on various factors including actual future brand performance.

We have also acquired or retained ownership interests in companies which we do not control, such as our joint venture to operate the Glass Plant, our interest in Canopy, and investments made through our corporate venture capital function, and we have acquired control of companies which we do not wholly own, such as our

75% interest in Nelson's Green Brier Distillery, LLC. Our joint venture partners or the other parties that hold the remaining ownership interests in companies which we do not control may at any time have economic, business, or legal interests or goals that are inconsistent with our goals or the goals of the joint ventures or those companies. Our joint venture arrangements and the arrangements through which we acquired or hold our other equity or membership interests may require us to, among other matters, pay certain costs, make capital investments, fulfill alone our joint venture partners' obligations, or purchase other parties' interests. The entities in which we have an interest may be subject to litigation which may have an adverse impact on their ability to do business or under which they may incur costs and expenses which could have a material adverse impact on their operations or financial condition which, in turn, could negatively impact the value of our investment.

In addition, our continued success depends, in part, on our ability to develop new products. The launch and ongoing success of NPDs are inherently uncertain, especially with respect to consumer appeal and our ability to deliver optimized marketing in an evolving and dynamic media landscape. A new product launch can give rise to a variety of costs. An unsuccessful launch, among other things, can affect consumer perception of existing brands and our reputation. Unsuccessful implementation or short-lived popularity of our product innovations has resulted and may in the future result in inventory write-offs and other costs.

We may not realize the expected benefits of acquisitions, divestitures, investments, or NPDs. We have recognized impairment losses and/or write-offs in connection with acquired and divested businesses and investments, and we may do so again in the future. Furthermore, our acquisitions, investments, or joint ventures may not be profitable, our forecasts regarding acquisition, divestiture, or investment activities may not be accurate, or the internal control over financial reporting of entities which we must consolidate as a result of our investment activities but do not control or wholly own may not be as robust as our internal control over financial reporting. Our failure to adequately manage the risks associated with acquisitions, divestitures, investments, or NPDs, or the failure of an entity in which we have an equity or membership interest, could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Dependence upon trademarks and proprietary rights, failure to protect our intellectual property rights
Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights. We have been granted numerous trademark registrations and use certain trademarks under license covering our brands and products, and we have filed, and expect to continue to file or have filed on our behalf, trademark applications seeking to protect newly developed brands and products. We cannot be sure that trademark registrations will be issued with respect to any of such trademark applications. We could also, by omission, fail to timely renew or protect a trademark and our competitors could challenge, invalidate, or circumvent any existing or future trademarks issued to, or licensed by, us.

Our subsidiaries CB Brand Strategies, LLC, Crown Imports LLC, and Compañía Cervecera de Coahuila, S. de R.L. de C.V. are defendants in a lawsuit originally filed in U.S. District Court for the Southern District of New York on February 15, 2021, and most recently amended on March 16, 2022, by Cervecería Modelo de México, S. de R.L. de C.V. and Trademarks Grupo Modelo, S. de R.L. de C.V., which alleges, among other things, that our sub-license of the trademarks for our Mexican beer brands should not permit us to use the Corona brand name on our Corona Hard Seltzer or the Modelo brand name on our Modelo Ranch Water. On August 5, 2022, both the plaintiffs and the defendants filed motions for summary judgment. On November 3, 2022, the court denied our motion for summary judgment. On December 13, 2022, the court denied plaintiffs' motion for summary judgment. At a trial in March 2023, the jury returned a unanimous verdict in our favor on all counts in the plaintiffs' complaint, and the court entered judgment dismissing the complaint on March 15, 2023. On April 12, 2023, the plaintiffs filed a motion for judgment as a matter of law or, in the alternative, for a new trial with the court, which motion was denied on April 14, 2023. While we continue to believe this lawsuit is without merit, litigation is inherently unpredictable and subject to substantial uncertainties and unfavorable developments and resolutions could occur. In addition, our cost of defending this litigation has been and could continue to be substantial. If we are not successful, we may not be able to market Corona Hard Seltzer in its current formulation under the Corona brand name or Modelo Ranch Water product in its current formulation under the Modelo brand name and we may be required to pay damage awards, each of which may have an adverse effect on our business, liquidity, financial condition and/or results of operations.

We have been and may continue to be subject to other litigation related to our trademarks and intellectual property rights. A substantial adverse judgment or other unfavorable resolution of these matters or our failure to otherwise protect our intellectual property rights as well as the costs associated with such activities could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

The Canopy Transaction, which is designed to capitalize on U.S. cannabis market opportunities, may significantly alter our relationship with and investment in Canopy

If the Canopy Transaction is completed and we exchange our Canopy common shares for Exchangeable Shares and terminate certain legacy agreements with Canopy, we and Canopy will no longer be able to derive benefits from our strategic relationship. The Exchangeable Shares will not carry (i) voting rights which will limit our ability to exert influence over Canopy (as will the termination of our rights under the investor rights agreement and the resignations of our nominees to Canopy's board of directors) or (ii) rights to receive dividends or other rights upon dissolution of Canopy which will limit our right to derive economic benefits from our investment in Canopy if it declares dividends or dissolves and we continue to hold Exchangeable Shares. Furthermore, we expect to no longer apply the equity method of accounting to our investment in Canopy, which may subject our financial statements to additional volatility as we expect to account for the Exchangeable Shares at fair value. In connection with exchanging our Canopy common shares for Exchangeable Shares, we will also surrender our November 2018 Canopy Warrants to Canopy for cancellation, and therefore, we will not realize an opportunity to increase our ownership in Canopy if its stock price were to recover prior to their expiration. The perception of the Canopy Transaction by members of the investment community, whether or not it is completed, and the potential that Canopy may not remain listed on the stock exchanges it is currently listed on may result in a decrease in the value of Canopy's common stock and further impair its liquidity and marketability. If the Canopy Transaction is not completed for any reason, including if Canopy fails to receive the requisite shareholder approval for the Canopy Amendment, Canopy will have expended substantial time and resources that could otherwise have been spent on Canopy's existing businesses and the pursuit of other opportunities that could have been beneficial to Canopy. Canopy may not fully realize the anticipated benefits of the Canopy Transaction if it is completed. To the extent any of the foregoing factors impact Canopy, it could have a material adverse effect on Canopy's business, liquidity, financial condition, and/or results of operations. Were that to occur, we may not be able to recover the remaining value of our investment in Canopy.

In addition, if the Canopy Transaction is completed and the October 2022 Credit Agreement Amendments become effective, our financing arrangements will (i) restrict repayment of the loans under our credit agreements with proceeds derived, directly or indirectly, from Canopy prior to the Specified Time, (ii) restrict the use of proceeds from the loans under our credit agreements, directly or indirectly, for any investment in, transaction with, or to fund the activities of or business with Canopy prior to the Specified Time, and (iii) provide that we will not convert any of our outstanding Exchangeable Shares for Canopy common shares or own any Canopy common shares until the Specified Time. If the foregoing obligations become effective and we do not comply with them, we could trigger an event of default under such debt facilities or agreements. In such an event, the holders of our debt could elect to declare as due and payable all amounts outstanding under those instruments. An event of default could also result in events of default under other debt facilities or agreements that contain cross-acceleration or cross-default provisions, which could permit counterparties thereunder to exercise remedies. If that occurred, we might not have available funds to satisfy our repayment obligations.

Our Canopy investment is dependent upon an emerging market and legal sales of cannabis products

The legal cannabis market is an emerging market. The legislative framework pertaining to the Canadian cannabis market, as well as cannabis markets in the U.S. and other countries, is uncertain. Canopy's success will depend on, among other things, its ability to create a strong platform to operate successfully in the cannabis market space and consumer demand for its products. A robust cannabis consumer market may not develop consistent with our expectations, or consumers may choose not to purchase Canopy products.

The changing legal landscape and the limited amount of consumer market data makes it difficult to predict the pace at which the cannabis market may grow, if at all, and the products that consumers will purchase in the cannabis marketplace. For example, the Canadian *Cannabis Act* prohibits testimonials, lifestyle branding, and packaging that is appealing to youth. The restrictions on advertising, marketing, and the use of logos and brand names could have a material adverse effect on Canopy's business, liquidity, financial condition, and/or results of operations, and our investment in Canopy. Additionally, Canopy must rely largely on its own market research and internal data to forecast industry trends and statistics as detailed forecasts may not be fully available from other sources. A failure in the demand for Canopy's products to materialize as a result of consumer desire, competition from legal and illegal market entrants or other products, or other factors could have a material adverse effect on Canopy's business, liquidity, financial condition, and/or results of operations and our investment in Canopy.

Financial Risks

Indebtedness and interest rate fluctuations

We have incurred indebtedness to finance investments and acquisitions, refinance other indebtedness, fund beer operations expansion, optimization, and construction activities, pay cash dividends, and repurchase shares of our common stock. In the future, we may continue to incur additional indebtedness for any or all of these activities as well as to fund other general corporate purposes. We are exposed to risks associated with interest rate fluctuations, and we have recently experienced a rising interest rate environment. We could experience further changes in our ability to manage fluctuations in interest rates, including for our variable interest rate debt outstanding or if we need to refinance indebtedness. In addition, our business may not generate sufficient cash flow from operations to meet all our debt service requirements, return value to stockholders such as through payment of dividends or repurchase of shares of our common stock, and fund our general corporate and capital requirements.

Our current and future debt service obligations and covenants could have important consequences. These consequences include, or may include, the following:

- our ability to obtain financing for future working capital needs, investments, acquisitions, or other purposes may be limited;
- our funds available for operations, expansions, construction, dividends or other distributions, or share repurchases may be reduced because we dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our indebtedness;
- our ability to conduct our business could be limited by restrictive covenants; and
- our vulnerability to adverse economic conditions may be greater than less leveraged competitors and, thus, our ability to withstand competitive pressures may be limited.

Additionally, any failure to meet required payments on our debt, or failure to comply with any covenants in the instruments governing our debt, could result in an event of default under the terms of those instruments and a downgrade to our credit ratings. A downgrade to our credit ratings would increase our borrowing costs and could affect our ability to issue commercial paper. Certain of our debt facilities also contain change of control provisions which, if triggered, may result in an acceleration of our obligation to repay the debt. In addition, certain of our current and future debt and derivative financial instruments have, or in the future, could have interest rates that are tied to reference rates, such as SOFR. The volatility and availability of such reference rates, including establishment of alternative reference rates, is out of our control. Changes to or the unavailability of such rates or the manner for calculation of such reference rates, could result in increases to the cost of our debt.

If we do not comply with the obligations contained in our senior credit facility, our existing or future indentures, or other loan agreements, we could be in default under such debt facilities or agreements. In such an event, the holders of our debt could elect to declare as due and payable all amounts outstanding under those instruments. An event of default could also result in events of default under other debt facilities or agreements that contain cross-acceleration or cross-default provisions, which could permit counterparties thereunder to exercise remedies. If that occurred, we might not have available funds to satisfy our repayment obligations.

Accounting for Canopy securities and potential additional impairment of Canopy Equity Method Investment

We currently account for our investment in Canopy under the equity method and recognize our equity in Canopy's earnings or losses on a two-month lag. There may be an additional impairment of our Canopy Equity Method Investment if Canopy's stock price does not recover above our carrying value in the near-term. In the event the Canopy Transaction and the transactions contemplated by the Consent Agreement are completed and we elect to convert our Canopy common shares into Exchangeable Shares, we expect to no longer apply the equity method to our investment in Canopy, which we expect will instead be accounted for at fair value. This may subject our financial statements to additional volatility because the value of our Exchangeable Shares, including any received if we exchange our 2023 Canopy Promissory Note for Exchangeable Shares, would be subject to volatility factors that include but are not limited to:

- actual or anticipated fluctuations in Canopy's reported results of operations or financial position, including due to another significant impairment of goodwill or intangible or other long-lived assets;
- adverse market conditions;
- recommendations and reports by securities and industry analysts;
- the outcome of the Canopy Transaction and related transactions;
- significant acquisitions, investments, equity issuances, asset sales, or other divestitures by Canopy;
- changes in the performance or market valuations of companies in Canopy's industry;
- announcement of developments and material events by Canopy or its competitors;
- fluctuations in the costs of vital production materials and services;
- addition or departure of Canopy executive officers or other key personnel;
- speculative trading activity by certain investors;
- news reports relating to trends, concerns, technological, or competitive developments, regulatory changes and other related issues in Canopy's industry or target markets;
- legal and regulatory changes affecting the cannabis industry generally and Canopy's business and operations; and
- administrative obligations associated with Health Canada requirements and compliance with all associated rules and regulations including, but not limited to, the Canadian *Cannabis Act*.

Canopy's corporate governance and valuation

Canopy's business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both Canopy's compliance costs and the risk of its non-compliance. These include changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including, but not limited to, the Canadian Securities Administrators, the TSX, the International Accounting Standards Board, the SEC, and Nasdaq. These rules continue to evolve in scope and complexity creating new requirements for Canopy. Canopy is required to comply with applicable Nasdaq listing standards and SOX requirements. In the future, Canopy's internal controls may not be adequate, or Canopy may not be able to maintain adequate and effective internal controls over financial reporting as required by SOX, or on an ongoing basis if standards are modified, supplemented, or amended from time to time. If not maintained, investors could lose confidence in the reliability of its financial statements, which could harm Canopy's business and have a negative impact on the trading price or market value of Canopy securities.

In addition, we record as equity in earnings our proportional share of Canopy's results of operations. We could have a material weakness in the event the proportional share of Canopy's results of operations that we record contains an error as a result of an error in Canopy's financial statements that we do not detect.

Although we do not control Canopy, we do currently have significant influence over Canopy. If we controlled Canopy, we would have to consolidate Canopy into our financial statements, and if Canopy had a material weakness, we would inherit Canopy's material weakness through consolidation. In such an event, even if Canopy's financial statements were correct, the fact that Canopy had a material weakness could result in a material weakness for us.

Class action or other litigation relating to abuse of our products, the misuse of our products, product liability, or marketing or sales practices, including product labeling

There has been public attention directed at the beverage alcohol industry, which we believe is due to concerns related to harmful use of alcohol, including drinking and driving, underage drinking, and health consequences from the misuse of alcohol. We could be exposed to lawsuits relating to product liability or marketing or sales practices, including product labeling. Adverse developments in lawsuits related to such matters or a significant decline in the social acceptability of beverage alcohol products that may result from lawsuits could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Other Risks

The Reclassification may not benefit us or our stockholders

The long-term impacts of the Reclassification are still unknown, and the Reclassification may not result in an increase in stockholder value or improve the liquidity and marketability of our equity. If the Reclassification is not viewed favorably by members of the investment community, it may cause a decrease in the value of our Class A Stock and impair its liquidity and marketability. Furthermore, securities markets worldwide have recently experienced significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could cause a reduction in the market price and liquidity of shares of our Class A Stock.

Sands Family Stockholder Class A Stock ownership and Board of Directors nomination rights

Until the date that is five years after the Effective Time and so long as the Sands Family Stockholders, collectively, have beneficial or record ownership of at least 10% of the issued and outstanding shares of Class A Stock, our Board of Directors will, subject to the procedures and limitations set forth in the Reclassification Agreement, nominate two individuals designated by WildStar for election to our Board of Directors at any annual meeting of our stockholders at which directors are to be elected (or otherwise in connection with any action by written consent pursuant to which a majority of the Board of Directors will be elected). So long as the Sands Family Stockholders, collectively, have beneficial or record ownership of less than 10% but at least 9,239,463.1 shares of Class A Stock, as may be adjusted by any stock dividend, stock split, stock combination, or similar transaction, the Board of Directors will, subject to the procedures and limitations set forth in the Reclassification Agreement, nominate one individual designated by WildStar for election to the Board of Directors at any annual meeting of our stockholders at which directors are to be elected (or otherwise in connection with any action by written consent pursuant to which a majority of the Board of Directors will be elected).

The amount of Class A Stock currently held by the Sands Family Stockholders, together with the foregoing Board of Directors nomination rights, provide the Sands Family Stockholders with significant continued influence over our decisions. The interests of the Sands Family Stockholders with respect to matters potentially or actually involving or affecting us and our other stockholders, such as future acquisitions, financings, and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

Certain Sands Family Stockholders have pledged shares of Class A Stock to secure various credit facilities. In the event of noncompliance with certain covenants under the credit facilities, the financial institutions to which such stock is pledged have certain remedies, including the right to sell the pledged shares subject to certain protections afforded to the borrowers and pledgors. The sale by such financial institutions of a substantial amount of the pledged shares could depress, or result in volatility in, the trading price of our Class A Stock.

Choice-of-forum provision in our Amended and Restated By-laws regarding certain stockholder litigation

Our Amended and Restated By-laws provide that, unless we consent in writing to the selection of an alternative forum, (i) the Court of Chancery of Delaware (or if such court lacks subject matter jurisdiction, the federal district court of Delaware) will be, to the fullest extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or stockholders to us or our stockholders; any action asserting a claim arising pursuant to any provision of the DGCL, our Amended and Restated Charter, or our Amended and Restated By-laws, or as to which the DGCL confers jurisdiction on the Court of Chancery of Delaware; or any action asserting a claim governed by the internal affairs doctrine, and (ii) the federal district courts of the U.S. will, to the fullest extent permitted by law, be the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act.

To the fullest extent permitted by law, this choice-of-forum provision will apply to state and federal law claims, including claims under the federal securities laws (including the Securities Act and the Exchange Act), although our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. This choice-of-forum provision may increase costs for a stockholder pursuing any such claim, discourage claims, or limit a stockholder's ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or our directors, officers, other stockholders, or other employees which may discourage such lawsuits even though an action, if successful, might benefit our stockholders. In addition, the courts located in Delaware may reach different judgments or results than would other courts, including courts where a stockholder would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. If a court were to find this choice-of-forum provision inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions which could adversely affect our business, liquidity, financial condition, and/or results of operations. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and consented to the choice-of-forum provision described above.

General Risks

International operations, worldwide and regional economic trends and financial market conditions, geopolitical uncertainty, or other governmental rules and regulations

Risks associated with international operations, any of which could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations, include:

- changes in political, economic, social, and labor conditions in U.S. and international locales;
- potential disruption from wars and military conflicts, including Russia's invasion of Ukraine, terrorism, civil unrest, kidnapping, and drug-related, workplace, or other types of violence;
- restrictions on foreign ownership and investments or on repatriation of cash earned in countries outside the U.S.;
- import and export requirements and border accessibility;
- protectionist trade policies, sanctions, and tariffs;
- foreign currency exchange rate fluctuations, which may reduce the U.S. dollar value of net sales, earnings, and cash flows from non-U.S. markets or increase our supply chain costs, as measured in U.S. dollars, in those markets;
- a less developed and less certain legal and regulatory environment in some countries, which, among other things, can create uncertainty regarding contract enforcement, intellectual property rights, privacy obligations, real property rights, and liability issues; and
- inadequate levels of compliance with applicable domestic and foreign anti-bribery and anti-corruption laws, including the Foreign Corrupt Practices Act.

Unfavorable global or regional economic conditions, including economic slowdown or recession, instability in the banking sector, and the disruption, volatility, and tightening of credit and capital markets, as well as unemployment, tax increases, governmental spending cuts, or continuing high levels of inflation, could affect consumer spending patterns and purchases of our products. These could also create or exacerbate credit issues, cash flow issues, and other financial hardships for us and our suppliers, distributors, retailers, and consumers. The inability of suppliers, distributors, and retailers to access liquidity could impact our ability to produce and distribute our products.

We could also be affected by nationalization of our international operations, unstable governments, unfamiliar or biased legal systems, intergovernmental disputes, or animus against the U.S. Any determination that our operations or activities did not comply with applicable U.S. or foreign laws or regulations could result in the imposition of fines and penalties, interruptions of business, terminations of necessary licenses and permits, and other legal and equitable sanctions.

Damage to our reputation

The success of our brands depends upon consumers' positive image of those brands, and maintaining a good reputation is critical to selling our branded products. Our reputation could also be impacted negatively by public perception, adverse publicity (whether or not valid, such as the similarity of the name of certain of our brands or trademarks and a type of virus), negative comments in social media, or our responses relating to:

- a perceived or actual failure to maintain high ethical standards and responsible operating practices to achieve our business goals, including those related to our ESG and DEI strategies, initiatives, and targets as well as associated reporting regulations, standards, frameworks, and ratings;
- a perceived or actual failure to address concerns relating to the quality, safety, or integrity of our products, including from accidental or deliberate contamination or tampering;

- actions we may take to enhance or safeguard our reputation and uphold our core values, including changes to our operations, sales, advertising, marketing, and new product development;
- allegations that we, or persons currently or formerly associated with us, have violated applicable laws or regulations, including those related to safety, employment, discrimination, harassment, whistleblowing, privacy, corporate citizenship, improper business practices, or cybersecurity;
- our environmental impact, including use of agricultural materials, packaging, water and energy use, and waste management; or
- efforts that are perceived as insufficient to promote the responsible use of alcohol or cannabis.

Failure to comply with applicable laws and regulations, maintain an effective system of internal controls, provide accurate and timely financial statement information, or protect our information systems against service interruptions, misappropriation of data, or breaches of security, could also hurt our reputation. Damage to our reputation or loss of consumer confidence in our products for any of these or other reasons could result in decreased demand for our products and could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations, as well as require additional resources to rebuild our reputation, competitive position, and brand equity and renew investor confidence.

Competition
We operate in a highly competitive industry, and our sales and profitability could be negatively affected by numerous factors including:

- our inability to maintain or increase prices or develop new products;
- increases in our advertising or marketing expenditures to maintain our competitive position;
- new entrants in our market or categories, including from the convergence of beverage categories;
- the consolidation of distributors, wholesalers, retailers, suppliers, and other beverage companies;
- the decision of wholesalers, retailers, or consumers to purchase competitors' products instead of ours;
- pricing, purchasing, financing, operational, advertising, or promotional decisions made by wholesalers, state and local agencies, and retailers which affect supply of or consumer demand for our products; or
- a general decline in beverage alcohol consumption due to consumer dietary preference changes or consumers substituting legalized cannabis or other similar products in lieu of beverage alcohol.

Our continued success also depends on our ability to attract and retain a high-quality and diverse workforce in a competitive environment for talent and to implement our human capital priorities and initiatives. We could experience higher expenses for investment in our personnel, including due to employee turnover, continuing wage inflation, and other emerging employment trends, particularly in the U.S.; to deliver on our human capital priorities and initiatives; or for other reasons. We may be unable to increase our prices to pass along any increased costs we incur to our customers.

Intangible assets, such as goodwill and trademarks
We have a significant amount of intangible assets such as goodwill and trademarks and may acquire more intangible assets in the future. Intangible assets are subject to a periodic impairment evaluation under applicable accounting standards. The write-down of any of these intangible assets could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Changes to tax laws, fluctuations in our effective tax rate, accounting for tax positions, the resolution of tax disputes, and changes to accounting standards, elections, assertions, or policies
Changes to federal, state, provincial, local, or foreign tax laws, could result in increased taxes on our products, business, customers, or consumers. Various proposals to increase taxes on beverage alcohol products have been made at the federal and state levels or at other governmental bodies in recent years. Federal, state, provincial, local, or foreign governmental entities may consider increasing taxes upon beverage alcohol products as they explore available alternatives for raising funds, including to offset budget or other deficits.

In addition, significant judgment is required to determine our effective tax rate and evaluate our tax positions. Our provision for income taxes includes a provision for uncertain tax positions. Fluctuations in federal, state, local, and foreign taxes, or a change to uncertain tax positions, including related interest and penalties, may impact our effective tax rate and our financial results. When tax matters arise, several years may elapse before such matters are audited and finally resolved. Unfavorable resolution of any tax matter could increase our effective tax rate and resolution of a tax issue may require the use of cash in the year of resolution.

U.S. tax changes or changes in how international corporations are taxed, including changes in how existing tax laws are interpreted or enforced, or changes to accounting standards, elections, or assertions as well as our accounting policies could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Cash dividends and share repurchases are subject to a number of uncertainties and may affect the price of our common stock

Our capital allocation strategy contemplates quarterly cash dividends and periodic share repurchases under our share repurchase program. We fund our cash dividends and share repurchases through a combination of cash flow from operations, borrowings, and divestiture proceeds. However, we are not required to declare dividends or to make any share repurchases under our share repurchase program. We may discontinue, limit, suspend, delay, or increase our dividends and share repurchases at any time without prior notice. Even if not discontinued, the amount of such dividends and repurchases may be changed, and the amount, timing, and frequency of such dividends and repurchases may vary from historical practice or from our stated expectations. Decisions with respect to dividends and share repurchases are subject to the discretion of our Board of Directors and will be based on a variety of factors. Important factors that could cause us to discontinue, limit, suspend, delay, or increase our cash dividends or share repurchases include market conditions, the price of our common stock, the nature and timing of other investment opportunities, changes in our business strategy, the terms of our financing arrangements, our outlook as to our ability to obtain financing at attractive rates, the impact on our credit ratings, changes in laws or regulations, and the availability of cash. The IRA imposes an excise tax of 1% on share repurchases, effective January 1, 2023. The impact of this excise tax will be dependent on the extent of our share repurchases in future periods and could increase our tax liability. The reduction or elimination of our cash dividend or longer suspension or elimination of our share repurchase program could adversely affect the market price of our common stock. Additionally, any share repurchases may not enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased shares of common stock, and short-term stock price fluctuations could reduce the program's effectiveness.

Item 2. Properties

We operate breweries, wineries, distilleries, and bottling plants, many of which include warehousing and distribution facilities on the premises, and through a joint venture, we operate a glass production plant. In addition to our principal physical properties described below, certain of our businesses maintain office space for sales and similar activities and offsite warehouse and distribution facilities in a variety of geographic locations.

Our corporate headquarters are located in leased offices in Victor, New York. We plan to relocate our corporate headquarters to a leased office in Rochester, New York in calendar 2024. Our segments also maintain leased office spaces in other locations in the U.S. and internationally.

We believe that our facilities, taken as a whole, are in good condition and working order. Within the Beer segment, we have adequate capacity to meet our current needs and we have undertaken activities to increase our production capacity to address our anticipated future demand. Within the Wine and Spirits segment, we have adequate capacity to meet our needs for the foreseeable future. As of February 28, 2023, our principal physical properties by segment, excluding Canopy, all of which are owned, consist of:

 Beer    Wine and Spirits

Breweries	Wineries
• Nava Brewery in Nava, Coahuila, Mexico	• Gonzales Winery in Gonzales, California, U.S.
• Obregon Brewery in Obregon, Sonora, Mexico	• Mission Bell Winery in Madera, California, U.S.
	• Woodbridge Winery in Acampo, California, U.S.
Production facility	• Kim Crawford Winery in Marlborough, South Island, New Zealand
• Glass Plant in Nava, Coahuila, Mexico	
	Warehouse, distribution, and other production facilities
	• Lodi Distribution Center in Lodi, California, U.S.
	• Pontassieve Winery in Florence, Italy

Within our Wine and Spirits segment, as of February 28, 2023, we owned, leased, or had interests in approximately 10,100 acres of vineyards in the U.S., 6,700 acres of vineyards in New Zealand, and 1,400 acres of vineyards in Italy.

Item 3. Legal Proceedings

For information regarding Legal Proceedings, see Risk Factors and Note 16.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Our Class A Stock trades on the New York Stock Exchange under the symbol STZ. There is no public trading market for our Class 1 Stock. At April 13, 2023, the number of holders of record of our Class A Stock and Class 1 Stock were 495 and 17, respectively.

For information regarding dividends and share repurchase programs, see (i) MD&A and (ii) Note 17.

For information on securities authorized for issuance under our equity compensation plans, see Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters under Item 12. of this Form 10-K.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program [1]
(in millions, except share and per share data)				
December 1 – 31, 2022	—	$ —	—	$ 1,163.1
January 1 – 31, 2023	1,326,692	$ 218.68	1,326,692	$ 872.9
February 1 – 28, 2023	41,801	$ 227.27	41,801	$ 863.4
Total	1,368,493	$ 218.94	1,368,493	

[1] In January 2021, we announced that our Board of Directors authorized the repurchase of up to $2.0 billion of our publicly traded common stock. The Board of Directors did not specify a date upon which the 2021 Authorization would expire. Share repurchases for the periods included herein were effected through open market transactions and exclude the impact of Federal excise tax owed pursuant to the IRA.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

We have elected to omit discussion on the earliest of the three years covered by the consolidated financial statements presented. Refer to Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Liquidity and Capital Resources" located in our Form 10-K for the fiscal year ended February 28, 2022, filed on April 21, 2022, for reference to discussion of the fiscal year ended February 28, 2021, the earliest of the three fiscal years presented. This MD&A, which should be read in conjunction with our Financial Statements, is organized as follows:

Overview.   This section provides a general description of our business, which we believe is important in understanding the results of our operations, financial condition, and potential future trends.

Strategy.   This section provides a description of our strategy and a discussion of recent developments, global supply chain and COVID-19 related impacts, and significant divestitures, acquisitions, and investments.

Results of operations.   This section provides an analysis of our results of operations presented on a business segment basis. In addition, a brief description of significant transactions and other items that affect the comparability of the results is provided.

Liquidity and capital resources.   This section provides an analysis of our cash flows, outstanding debt, liquidity position, and commitments. Included in the analysis of outstanding debt is a discussion of the financial capacity available to fund our on-going operations and future commitments, as well as a discussion of other financing arrangements.

Critical accounting policies and estimates.   This section identifies accounting policies that are considered important to our results of operations and financial condition, require significant judgment, and involve significant management estimates. Our significant accounting policies, including those considered to be critical accounting policies, are summarized in Note 1.

Overview

Our internal management financial reporting consists of three business divisions: (i) Beer, (ii) Wine and Spirits, and (iii) Canopy and we report our operating results in four segments: (i) Beer, (ii) Wine and Spirits, (iii) Corporate Operations and Other, and (iv) Canopy. Our Canopy Equity Method Investment makes up the Canopy segment. If the Canopy Transaction is completed, including conversion of our Canopy common shares into Exchangeable Shares, we expect our internal management financial reporting to consist of two business divisions: (i) Beer and (ii) Wine and Spirits and we will report our operating results in three segments: (i) Beer, (ii) Wine and Spirits, and (iii) Corporate Operations and Other.

In the Beer segment, our portfolio consists of high-end imported beer brands, craft beer, and ABAs. We have an exclusive perpetual brand license to import, market, and sell our Mexican beer portfolio in the U.S. In the Wine and Spirits segment, we sell a portfolio that includes higher-margin, higher-growth wine brands complemented by certain higher-end spirits brands. Amounts included in the Corporate Operations and Other segment consist of costs of executive management, corporate development, corporate finance, corporate growth and strategy, human resources, internal audit, investor relations, IT, legal, and public relations, as well as our investments made through our corporate venture capital function. All costs included in the Corporate Operations and Other segment are general costs that are applicable to the consolidated group and are, therefore, not allocated to the other reportable segments. All costs reported within the Corporate Operations and Other segment are not included in our CODM's evaluation of the operating income (loss) performance of the other reportable segments. The business segments reflect how our operations are managed, how resources are allocated, how operating performance is evaluated by senior management, and the structure of our internal financial reporting.

Strategy

Our business strategy for the Beer segment focuses on strengthening our leadership position in the high-end segment of the U.S. beer market and continuing to grow our brands through maintenance of leading margins, enhancements to our results of operations and operating cash flow, and exploring new avenues for growth. This includes continued focus on growing our beer portfolio in the U.S. through expanding distribution for key brands, including within the 3-tier eCommerce channel, as well as continued expansion, optimization, and/or construction activities at our breweries in Mexico. Additionally, in an effort to compete more fully in growing sectors of the high-end segment of the U.S. beer market, we have leveraged our innovation capabilities to create new line extensions behind celebrated, trusted brands and package formats that are intended to meet emerging needs.

Expansion, optimization, and/or construction activities continue under our Mexico Beer Projects to align with our anticipated future growth expectations, and we expect to spend an additional $4.0 billion to $4.5 billion over Fiscal 2024 through Fiscal 2026 on these activities. See "Capital expenditures" below. Additionally, we are pursuing the sale of the remaining assets at the canceled Mexicali Brewery after exploring various options; however, we may not be successful in completing any such sale or obtaining other forms of recovery.

Our business strategy for the Wine and Spirits segment focuses on higher-end brands, improving margins, and creating operating efficiencies. We continue to refine our portfolio primarily through an enhanced focus on higher-margin, higher-growth wine and spirits brands. Our business is organized into two distinct commercial teams, one focused on our fine wine and craft spirits brands and the other focused on our mainstream and premium brands. While each team has its own distinct strategy, both remain aligned to the goal of accelerating performance by growing organic net sales and expanding margins. In addition, we are advancing our aim to become a global, omni-channel competitor in line with consumer preferences. Our business continues to progressively expand into DTC channels (including hospitality), 3-tier eCommerce, and international markets, while continuing to grow in U.S. 3-tier brick-and-mortar distribution. In markets where it is feasible, we entered into a contractual arrangement with Southern Glazer's Wine and Spirits to consolidate our U.S. distribution in order to obtain dedicated distributor selling resources which focus on our U.S. wine and spirits portfolio to drive organic growth. This U.S. distributor currently represents about 70% of our branded wine and spirits volume in the U.S.

Marketing, sales, and distribution of our products are primarily managed on a geographic basis allowing us to leverage leading market positions. In addition, market dynamics and consumer trends vary across each of our markets. Within our primary market in the U.S., we offer a range of beverage alcohol products across the imported beer, craft beer, ABA, and branded wine and spirits categories, with generally separate distribution networks utilized for (i) our beer portfolio and (ii) our wine and spirits portfolio. The environment for our products is competitive in each of our markets.

We complement our strategy with our investment in Canopy by expanding our portfolio into adjacent categories. Canopy is a leading cannabis and CPG company with operations in Canada, the U.S., Germany, and certain other global markets. This investment is consistent with our long-term strategy to identify, address, and stay ahead of evolving consumer trends and market dynamics. Our strategic relationship with Canopy is designed to help position it to be successful in cannabis production, branding, and intellectual property. We expect this relationship to continue through the completion of the Canopy Transaction including the conversion of our Canopy common shares into Exchangeable Shares. For further information on our plan to convert our Canopy common stock ownership, see "Canopy segment" below.

We remain committed to our long-term financial model of: growing sales, expanding margins, and increasing cash flow in order to achieve earnings per share growth as well as our target net leverage ratio and dividend payout ratio; invest to support the growth of our business; and deliver additional returns to stockholders through periodic share repurchases. Our results of operations and financial condition have been affected by inflation, changing prices, and reductions in discretionary income of consumers available to purchase our products, as well as other unfavorable global and regional economic conditions, geopolitical events, and military conflicts, such as repercussions from the conflict in Ukraine. We expect some or all of these impacts to continue into Fiscal 2024. We intend to continue to monitor the inflationary environment and the impact on the consumer when we consider passing along rising costs through further selling price increases, subject to normal competitive conditions. In addition, we continue to identify on-going cost savings initiatives, including our commodity and foreign exchange hedging programs. However, there can be no assurance that we will be able to fully mitigate rising costs through increased selling prices and/or cost savings initiatives. Furthermore, to the extent climate-related severe weather events, such as droughts, floods, wildfires, and/or late frosts, continue to occur or accelerate in future periods, it could have a material impact on our results of operations and financial condition.

Recent Developments

2023 Canopy Promissory Note

In April 2023, we extended the maturity of the remaining C$100.0 million principal amount of our Canopy Debt Securities by exchanging them for the 2023 Canopy Promissory Note. The 2023 Canopy Promissory Note bears interest at an annual rate of 4.25% and matures on December 31, 2024. Canopy may prepay the 2023 Canopy Promissory Note in whole or in part at any time prior to the maturity date. If the Canopy Amendment is authorized by Canopy's shareholders, we maintain our intention to negotiate an exchange of the C$100.0 million principal amount of the 2023 Canopy Promissory Note for Exchangeable Shares, although neither we nor Canopy has any binding obligation to do so.

Daleville Facility

In March 2023, we entered into a definitive agreement to sell the Daleville Facility. We expect the transaction to close during the three months ending May 31, 2023, subject to required regulatory approvals and customary closing conditions. The net cash proceeds from the transaction are expected to be used primarily for general corporate purposes, including retirement of debt.

Global Supply Chain and COVID-19 Related Impacts

We believe the impact of COVID-19 on our business has largely diminished at this time; however, uncertainties continue, particularly around disruptions to the global supply chain and shifting consumer behaviors. Fiscal 2023 was, and Fiscal 2024 is expected to continue to be, impacted by challenges with both global supply and transportation which have contributed to higher cost of product sold. For example, wine produced in New Zealand and Italy and subsequently shipped to the U.S. for distribution continues to be affected by increased costs of ocean freight shipping. In addition, during Fiscal 2022, we experienced a brown glass purchasing shortage, which impacted certain of our imported beer brands. This supply returned to normal levels in early Fiscal 2023. To the extent these or similar circumstances continue to occur or accelerate in future periods it could have a material impact on our results of operations.

We have seen consumers shift more of their total shopping spend to online channels since the COVID-19 outbreak, which has led to increased eCommerce sales, including DTC, for our business. COVID-19 may continue to impact consumers' purchasing and consumption patterns. In response to COVID-19, we have ensured our on-going liquidity and financial flexibility through cash preservation initiatives, capital management adjustments, and cost control measures. We used opportunities under the CARES Act afforded to us earlier in the pandemic to defer some payments including certain payroll taxes. We believe we have sufficient liquidity available from operating cash flow, cash on hand, and availability under our revolving credit facility. We expect to have continued access to capital markets and to be able to continue to return value to stockholders through dividends and periodic share repurchases.

Divestitures, acquisitions, and investments

Wine and Spirits segment
2022 Wine Divestiture

In October 2022, we sold certain of our mainstream and premium wine brands and related inventory. Accordingly, our consolidated results of operations include the results of operations of such mainstream and premium wine brands through the date of divestiture. We received cash proceeds of $96.7 million from the 2022 Wine Divestiture that were utilized primarily to reduce outstanding borrowings. We recognized a net gain of $15.0 million on the sale of business for Fiscal 2023. This gain was included in selling, general, and administrative expenses within our consolidated results.

Austin Cocktails acquisition

In April 2022, we acquired the remaining 73% ownership interest in Austin Cocktails, which included a portfolio of small batch, RTD cocktails. This transaction primarily included the acquisition of goodwill and a trademark. The results of operations of Austin Cocktails are reported in the Wine and Spirits segment and have been included in our consolidated results of operations from the date of acquisition.

Lingua Franca acquisition

In March 2022, we acquired the Lingua Franca business, including a collection of Oregon-based luxury wines, a vineyard, and a production facility. This transaction also included the acquisition of a trademark and inventory. The results of operations of Lingua Franca are reported in the Wine and Spirits segment and have been included in our consolidated results of operations from the date of acquisition.

My Favorite Neighbor acquisition

In November 2021, we acquired the remaining 65% ownership interest in My Favorite Neighbor, which primarily included the acquisition of goodwill, trademarks, inventory, and property, plant, and equipment. The results of operations of My Favorite Neighbor are reported in the Wine and Spirits segment and have been included in our consolidated results of operations from the date of acquisition.

Our recent divestiture and acquisitions support our strategic focus on consumer-led premiumization trends and meeting the evolving needs of our consumers.

Corporate Operations and Other segment
Corporate investment

In February 2022, we sold an investment made through our corporate venture capital function. We recognized our share of their equity in earnings (losses) in our consolidated financial statements in the Corporate Operations and Other segment up to the date we sold our ownership interest.

Canopy segment
Canopy investment

We have evaluated the Canopy Equity Method Investment as of February 28, 2023, and determined that there was not an other-than-temporary impairment. Our conclusion was based primarily on the period of time for which the fair value has been less than the carrying value. We will continue to review the Canopy Equity Method Investment for an other-than-temporary impairment. If Canopy's stock price does not recover above our carrying value in the near-term, it may result in an additional impairment of our Canopy Equity Method Investment.

In February 2023, Canopy announced the next series of comprehensive steps to align its Canadian cannabis operations and resources in response to continued unfavorable market trends. In connection with these next steps, Canopy disclosed that it expects to record an estimated pre-tax loss of approximately C$425 million to C$525 million in its fourth quarter of fiscal 2023 and in its first half of fiscal 2024 results. We will record our proportional share of Canopy's estimated pre-tax loss of approximately C$145 million to C$180 million, in our applicable Fiscal 2024 results.

Additionally, we evaluated the Canopy Equity Method Investment as of August 31, 2022, and determined that there was an other-than-temporary impairment. Our conclusion was based on several contributing factors, including: (i) the period of time for which the fair value had been less than the carrying value and the uncertainty surrounding Canopy's stock price recovering in the near-term, (ii) Canopy recording a significant impairment of goodwill related to its cannabis operations during its three months ended June 30, 2022, and (iii) the uncertainty of U.S. federal cannabis permissibility. As a result, the Canopy Equity Method Investment with a carrying value of $1,695.1 million was written down to its estimated fair value of $634.8 million, resulting in an impairment of $1,060.3 million. This loss from impairment was included in income (loss) from unconsolidated investments within our consolidated results for Fiscal 2023.

In July 2022, we received 29.2 million common shares of Canopy following the exchange of C$100.0 million principal amount of our Canopy Debt Securities. This exchange did not significantly change our Canopy ownership percentage.

Plan to convert Canopy common stock ownership

In October 2022, we entered into a Consent Agreement with Canopy pursuant to which we have provided our consent, subject to certain conditions, to the Canopy Transaction. Assuming the completion of the Canopy Transaction and the transactions contemplated by the Consent Agreement and that we elect to convert our Canopy common shares into Exchangeable Shares:

- we intend to surrender our November 2018 Canopy Warrants to Canopy for cancellation;
- we will only have an interest in Exchangeable Shares, which are non-voting and non-participating securities, and our 2023 Canopy Promissory Note (for which we intend to negotiate an exchange of the principal amount for Exchangeable Shares, although neither we nor Canopy has any binding obligation to do so);
- we intend to terminate all legacy agreements and commercial arrangements between ourselves and Canopy, including the investor rights agreement but excluding the Consent Agreement and certain termination agreements;
- we will have no further governance rights in relation to Canopy, including rights to nominate members to the board of directors of Canopy, or approval rights related to certain transactions;
- all of our nominees will resign from the board of directors of Canopy; and
- as our investment in Canopy common shares makes up our Canopy Equity Method Investment, we expect to no longer:
    - apply the equity method to our investment in Canopy, which we expect to instead be accounted for at fair value with changes reported in income (loss) from unconsolidated investments within our consolidated results; and
    - have a stand-alone Canopy operating segment as Canopy's financial results are not expected to be provided to, or reviewed by, our CODM and will not be used to make strategic decisions, allocate resources, or assess performance.

For additional information on recent developments, investments, acquisitions, and divestitures, refer to Notes 2, 7, 10, and 22.

Results of Operations

Financial Highlights

References to organic throughout the following discussion exclude the impact of the 2022 Wine Divestiture, as appropriate.

Fiscal 2023 compared with Fiscal 2022

- Our results of operations were primarily impacted by (i) a decrease in unrealized net loss from the changes in fair value of our investment in Canopy, (ii) an impairment of long-lived assets for Fiscal 2022 in connection with certain assets at the Mexicali Brewery, (iii) improvements within the Beer segment driven by shipment volume growth, and (iv) a decrease in inventory obsolescence within the Beer segment, driven by a slowdown in the overall hard seltzer category in early Fiscal 2022, partially offset by (i) a Fiscal 2023 impairment of our Canopy Equity Method Investment, (ii) an increase in equity in losses from Canopy's results primarily driven by their goodwill impairment, (iii) higher operational and logistics costs within both the Beer and Wine and Spirits segments, (iv) increase in Beer media investments, (v) impacts of trademark and other long-lived asset impairment losses, and (vi) an increase in Corporate Operations and Other general and administrative expenses, driven by Digital Business Acceleration investments and a Fiscal 2022 reversal of stock-based compensation.

- **Net sales increased 7%** largely due to an increase in Beer net sales driven primarily by shipment volume growth and favorable impact from pricing.

- **Operating income increased 22%** largely due to (i) the impact of the impairment of long-lived assets in connection with certain assets at the Mexicali Brewery for Fiscal 2022 and (ii) improvements within the Beer segment, including the decrease in inventory obsolescence, partially offset by (i) the higher operational and logistics costs, (ii) the increase in Beer media investments, (iii) the trademark and other long-lived asset impairment losses, and (iv) the increase in Corporate Operations and Other general and administrative expenses.

- Net loss attributable to CBI increased due to an increase in loss from unconsolidated investments and higher provision for income taxes as compared to Fiscal 2022, largely offset by the increase in operating income items discussed above. Diluted net loss per common share attributable to CBI decreased as compared to Fiscal 2022.

Comparable Adjustments

Management excludes items that affect comparability from its evaluation of the results of each operating segment as these Comparable Adjustments are not reflective of core operations of the segments. Segment operating performance and the incentive compensation of segment management are evaluated based on core segment operating income (loss) which does not include the impact of these Comparable Adjustments.

As more fully described herein and in the related Notes, the Comparable Adjustments that impacted comparability in our segment results for each period are as follows:

	Fiscal 2023	Fiscal 2022
(in millions)		
Cost of product sold		
Settlements of undesignated commodity derivative contracts	$ (76.7)	$ (35.9)
Net gain (loss) on undesignated commodity derivative contracts	(15.0)	109.9
Flow through of inventory step-up	(4.5)	(0.1)
Strategic business development costs	(1.2)	(2.6)
Net flow through of reserved inventory	1.2	12.1
Recovery of (loss on) inventory write-down	0.2	(1.0)
Comparable Adjustments, Cost of product sold	(96.0)	82.4
Selling, general, and administrative expenses		
Impairments of assets	(66.5)	—
Costs associated with the Reclassification	(37.8)	—
Transition services agreements activity	(20.5)	(19.2)
Restructuring and other strategic business development costs	(9.9)	0.6
Transaction, integration, and other acquisition-related costs	(1.4)	(1.4)
Gain (loss) on sale of business	15.0	1.7
Other gains (losses)	23.3	(2.3)
Comparable Adjustments, Selling, general, and administrative expenses	(97.8)	(20.6)
Impairment of brewery construction in progress	—	(665.9)
Comparable Adjustments, Operating income (loss)	$ (193.8)	$ (604.1)
Comparable Adjustments, Income (loss) from unconsolidated investments	$ (1,907.7)	$ (1,488.2)

Cost of product sold
Undesignated commodity derivative contracts
Net gain (loss) on undesignated commodity derivative contracts represents a net gain (loss) from the changes in fair value of undesignated commodity derivative contracts. The net gain (loss) is reported outside of segment operating results until such time that the underlying exposure is recognized in the segment operating results. At settlement, the net gain (loss) from the changes in fair value of the undesignated commodity derivative contracts is reported in the appropriate operating segment, allowing the results of our operating segments to reflect the economic effects of the commodity derivative contracts without the resulting unrealized mark to fair value volatility.

Flow through of inventory step-up
In connection with acquisitions, the allocation of purchase price in excess of book value for certain inventories on hand at the date of acquisition is referred to as inventory step-up. Inventory step-up represents an assumed manufacturing profit attributable to the acquired business prior to acquisition.

Net flow through of reserved inventory
We sold reserved inventory previously written down following the 2020 U.S. wildfires.

Selling, general, and administrative expenses
Impairments of assets
We recognized trademark and other long-lived asset impairment losses in connection with certain continued negative trends within our craft beer business. For additional information, refer to Notes 5 and 7.

Costs associated with the Reclassification
We recognized costs in connection with the Reclassification primarily related to professional and consulting fees, printing and mailing the associated proxy statement/prospectus, all filing and other fees paid to the SEC, and the acceleration of certain commitments. For additional information, refer to Note 17.

Transition services agreements activity
We recognized costs in connection with transition services agreements related to the Wine and Spirits Divestitures.

Restructuring and other strategic business development costs
We recognized costs primarily in connection with certain activities which are intended to streamline, increase efficiencies, and reduce our cost structure (Fiscal 2023).

Gain (loss) on sale of business
We recognized a net gain on the completion of the 2022 Wine Divestiture (Fiscal 2023). For additional information, refer to Note 2.

Other gains (losses)
We recognized other gains (losses) primarily in connection with (i) net increase (decrease) in estimated fair values of contingent liabilities associated with prior period acquisitions, (ii) a gain recognized on the remeasurement of our previously held equity interests to the acquisition-date fair value, (iii) an insurance recovery related to a prior severe weather event (Fiscal 2023), (iv) a property tax settlement (Fiscal 2022), and (v) an adjustment to understated excise tax accruals primarily related to a prior period acquisition (Fiscal 2022).

Impairment of brewery construction in progress
We recognized an impairment of long-lived assets in connection with certain assets at the Mexicali Brewery. For additional information, refer to Notes 5 and 7.

Income (loss) from unconsolidated investments
We recognized income (loss) primarily from (i) an impairment of our Canopy Equity Method Investment (Fiscal 2023), (ii) comparable adjustments to equity in earnings (losses) from Canopy's results, (iii) an unrealized gain (loss) from the changes in fair value of our securities measured at fair value, and (iv) a net gain recognized

from the sale of an equity method investment made through our corporate venture capital function (Fiscal 2022). For additional information, refer to Notes 7 and 10.

Business Segments

Net sales

(in millions)	Fiscal 2023	Fiscal 2022	Dollar Change	Percent Change
Beer	$ 7,465.0	$ 6,751.6	$ 713.4	11%
Wine and Spirits:				
Wine	1,722.7	1,819.3	(96.6)	(5%)
Spirits	264.9	249.8	15.1	6%
Total Wine and Spirits	1,987.6	2,069.1	(81.5)	(4%)
Canopy	339.3	444.3	(105.0)	(24%)
Consolidation and eliminations	(339.3)	(444.3)	105.0	24%
Consolidated net sales	$ 9,452.6	$ 8,820.7	$ 631.9	7%

 *Beer segment*

(in millions, branded product, 24-pack, 12-ounce case equivalents)	Fiscal 2023	Fiscal 2022	Dollar Change	Percent Change
Net sales	$ 7,465.0	$ 6,751.6	$ 713.4	11%
Shipments	389.2	364.2		6.9%
Depletions				7.5%

The increase in Beer net sales is largely due to (i) $463.9 million of volume growth within our Mexican beer portfolio, which benefited from continued consumer demand, and (ii) $279.7 million of favorable impact from pricing in select markets within our Mexican beer portfolio, partially offset by $26.8 million of unfavorable product mix primarily from a shift in package types.

 *Wine and Spirits segment*

(in millions, branded product, 9-liter case equivalents)	Fiscal 2023	Fiscal 2022	Dollar Change	Percent Change
Net sales	$ 1,987.6	$ 2,069.1	$ (81.5)	(4%)
Shipments				
Total	27.1	29.9		(9.4%)
Organic [1]	27.1	29.4		(7.8%)
U.S. Domestic	23.5	26.3		(10.6%)
Organic U.S. Domestic [1]	23.5	25.9		(9.3%)
Depletions [1]				(3.0%)

[1]   Includes an adjustment to remove volume associated with the 2022 Wine Divestiture for the period October 6, 2021, through February 28, 2022.

The decrease in Wine and Spirits net sales is due to $44.1 million from the 2022 Wine Divestiture and a $37.4 million decrease in organic net sales. The decrease in organic net sales is driven by a $148.0 million decrease in branded wine and spirits shipment volume, including impacts from global supply chain constraints, partially offset by (i) a $90.9 million increase from favorable product mix, (ii) a $17.5 million increase in non-branded net sales driven by DTC, and (iii) $4.1 million of favorable impact from pricing. The decrease in branded wine and spirits shipment volume and favorable product mix are attributable to the consumer-led premiumization and mix improvements of our portfolio. The favorable impact from pricing was driven by price increases and higher contractual distributor payments as compared to Fiscal 2022, largely offset by increases in promotional activity.

 *Canopy segment*

Our ownership interest in Canopy allows us to exercise significant influence, but not control, and, therefore, we account for our investment in Canopy under the equity method. Amounts included for the Canopy segment represent 100% of Canopy's reported results on a two-month lag. Accordingly, we recognized our share of Canopy's earnings (losses) from January through December 2022, in our Fiscal 2023 results and January through December 2021, in our Fiscal 2022 results. Although we own less than 100% of the outstanding shares of Canopy, 100% of its results are included and subsequently eliminated to reconcile to our consolidated financial statements. See "Income (loss) from unconsolidated investments" below for a discussion of Canopy's net sales, gross profit (loss), selling, general, and administrative expenses, and operating income (loss). This discussion is based on information Canopy has publicly disclosed.

Gross profit

	Fiscal 2023		Fiscal 2022		Dollar Change		Percent Change
(in millions)							
Beer	$	3,937.8	$	3,677.0	$	260.8	7%
Wine and Spirits		927.2		947.9		(20.7)	(2%)
Canopy		(125.7)		(18.6)		(107.1)	NM
Consolidation and eliminations		125.7		18.6		107.1	NM
Comparable Adjustments		(96.0)		82.4		(178.4)	NM
Consolidated gross profit	$	4,769.0	$	4,707.3	$	61.7	1%

 The increase in Beer gross profit is primarily due to the $279.7 million favorable impact from pricing and $253.0 million of shipment volume growth, partially offset by $233.2 million of higher cost of product sold and $40.7 million of unfavorable product mix. The higher cost of product sold is largely due to (i) $185.1 million of higher materials costs, including aluminum, glass, malt, cartons, lumber, corn, and steel, driven by inflation and supply chain constraints, (ii) a $42.5 million increase in brewery costs primarily driven by increased utilities, administrative costs, and maintenance, (iii) $40.7 million of higher depreciation, (iv) $34.1 million of increased transportation costs, and (v) $18.3 million of supporting costs, including increased compensation and benefits, IT expenses, and travel, partially offset by (i) $71.9 million of decreased obsolescence primarily from excess inventory of hard seltzers resulting from a slowdown in the overall category in early Fiscal 2022 and (ii) $26.8 million of favorable fixed cost absorption related to increased production levels as compared to Fiscal 2022.



The decrease in Wine and Spirits gross profit is due to a decrease of $29.3 million from the 2022 Wine Divestiture, partially offset by an $8.6 million increase in organic gross profit. The increase in organic gross profit is driven by (i) $62.6 million of favorable product mix, (ii) $22.7 million of higher non-branded gross profit, (iii) a $5.0 million favorable foreign currency translation impact, and (iv) the $4.1 million favorable impact from pricing, partially offset by (i) a $78.8 million decline in branded wine and spirits shipment volume and (ii) $7.0 million of higher cost of product sold, driven by inflation and global supply chain constraints. The increase in cost of product sold was largely attributable to (i) $30.5 million of increased transportation and warehousing costs, including ocean freight shipping, and (ii) $10.8 million of higher material costs, including glass and packaging materials, largely offset by (i) $22.3 million of net favorable fixed cost absorption and (ii) $12.0 million of cost saving initiatives, primarily resulting in lower grape costs.

Gross profit as a percent of net sales decreased to 50.5% for Fiscal 2023 compared with 53.4% for Fiscal 2022. This decrease was largely due to (i) approximately 245 basis points of rate decline from cost of product sold within the Beer segment, driven by the increase in operational and logistics costs, (ii) an unfavorable change of approximately 185 basis points in Comparable Adjustments, and (iii) approximately 30 basis points related to unfavorable product mix shift within the Beer segment, partially offset by (i) approximately 135 basis points of favorable impact from Beer pricing in select markets and (ii) favorable product mix shift and favorable impact from non-branded product within the Wine and Spirits segment, each contributing approximately 15 basis points.

Selling, general, and administrative expenses

	Fiscal 2023	Fiscal 2022	Dollar Change	Percent Change
(in millions)				
Beer	$ 1,076.3	$ 973.7	$ 102.6	11%
Wine and Spirits	474.1	477.2	(3.1)	(1%)
Corporate Operations and Other	277.9	238.2	39.7	17%
Canopy	1,980.2	611.5	1,368.7	NM
Consolidation and eliminations	(1,980.2)	(611.5)	(1,368.7)	NM
Comparable Adjustments	97.8	20.6	77.2	NM
Consolidated selling, general, and administrative expenses	$ 1,926.1	$ 1,709.7	$ 216.4	13%



The increase in Beer selling, general, and administrative expenses is primarily due to $54.7 million of higher marketing spend and $47.8 million of increased general and administrative expenses. The higher marketing spend was driven by increased sports-related partnerships and planned investments to support the growth of our Mexican beer portfolio. The increase in general and administrative expenses was primarily driven by (i) compensation and benefits, primarily related to incremental headcount to support the growth of our Mexican beer portfolio, (ii) higher travel and meeting costs as compared to Fiscal 2022, and (iii) Mexico Beer Projects strategic asset relocation, partially offset by favorable foreign currency impact.



The decrease in Wine and Spirits selling, general, and administrative expenses is due to $20.3 million of lower marketing spend and a $6.2 million decrease in selling expenses, partially offset by $23.4 million of increased general and administrative expenses. The increase in general and administrative expenses was primarily driven by compensation and benefits, primarily related to higher headcount from our continued focus on expanding into DTC channels and higher-end brands, higher travel as compared to Fiscal 2022, and expenses associated with an initiative to improve our marketing effectiveness, partially offset by favorable foreign currency impact. For Fiscal 2024, we expect marketing spend to be 8% of net sales.



The increase in Corporate Operations and Other selling, general, and administrative expenses is largely due to approximately (i) a $36 million increase in third-party services, primarily driven by our Digital Business Acceleration investments, and (ii) a $9 million increase in compensation and benefits, partially offset by a decrease of approximately $8 million resulting from the completion of an ERP implementation in Fiscal 2022. The increase in compensation and benefits was primarily driven by (i) a Fiscal 2022 reversal of stock-based compensation for a performance award tied to earnings from our investment in Canopy that did not achieve a threshold level of performance and (ii) increased headcount to support our Digital Business Acceleration initiative, partially offset by lower incentive accruals as compared to Fiscal 2022.

Selling, general, and administrative expenses as a percent of net sales increased to 20.4% for Fiscal 2023 as compared with 19.4% for Fiscal 2022. The increase is driven largely by (i) an unfavorable change in Comparable Adjustments, contributing 75 basis points of rate growth and (ii) approximately 40 basis points of rate growth from the increase in the Corporate Operations and Other segment's selling, general, and administrative expenses, partially offset by approximately 25 basis points of rate decline as the increase in Beer net sales exceeded the increase in selling, general, and administrative expenses.

Operating income (loss)

(in millions)	Fiscal 2023		Fiscal 2022		Dollar Change		Percent Change
Beer	$	2,861.5	$	2,703.3	$	158.2	6%
Wine and Spirits		453.1		470.7		(17.6)	(4%)
Corporate Operations and Other		(277.9)		(238.2)		(39.7)	(17%)
Canopy		(2,105.9)		(630.1)		(1,475.8)	NM
Consolidation and eliminations		2,105.9		630.1		1,475.8	NM
Comparable Adjustments		(193.8)		(604.1)		410.3	NM
Consolidated operating income (loss)	$	2,842.9	$	2,331.7	$	511.2	22%



The increase in Beer operating income is largely attributable to the favorable pricing impact, strong shipment volume growth within our Mexican beer portfolio, decreased obsolescence, and favorable fixed cost absorption, partially offset by higher operational and logistics costs, marketing spend, and general and administrative expenses, as discussed above, and the unfavorable product mix shift.



The decrease in Wine and Spirits operating income is largely attributable to the decline in branded wine and spirits shipment volume, the 2022 Wine Divestiture, and increases in general and administrative expenses and cost of product sold, as described above, partially offset the favorable product mix shift, increase in non-branded net sales, lower marketing spend, and the favorable pricing impact.



As previously discussed, the Corporate Operations and Other increase in operating loss is largely due to Fiscal 2023 Digital Business Acceleration investments and increased compensation and benefits, as discussed above, partially offset by the decrease in ERP-related consulting services.

Income (loss) from unconsolidated investments
General

(in millions)	Fiscal 2023	Fiscal 2022	Dollar Change	Percent Change
Impairment of Canopy Equity Method Investment	$ (1,060.3)	$ —	$ (1,060.3)	NM
Unrealized net gain (loss) on securities measured at fair value	(45.9)	(1,644.7)	1,598.8	97 %
Equity in earnings (losses) from Canopy and related activities [1]	(949.3)	(73.6)	(875.7)	NM
Equity in earnings (losses) from other equity method investees and related activities	19.1	31.8	(12.7)	(40%)
Net gain (loss) on sale of unconsolidated investment [2]	—	51.0	(51.0)	NM
	$ (2,036.4)	$ (1,635.5)	$ (400.9)	(25%)

[1]   Includes $461.4 million of a goodwill impairment related to Canopy's cannabis operations for Fiscal 2023. Also includes $123.5 million and $82.4 million of costs designed to improve their organizational focus, streamline operations, and align production capability with projected demand for Fiscal 2023 and Fiscal 2022, respectively.

[2]   Represents the sale of our previously held equity interest in an investment made through our corporate venture capital function.

For additional information regarding our equity method investments, refer to Note 10.



Canopy segment

Canopy net sales decreased to $339.3 million for Fiscal 2023 from $444.3 million for Fiscal 2022. This decrease of $105.0 million, or 24%, is largely attributable to lower cannabis sales, partially offset by growth in their BioSteel Sports Nutrition Inc. business. The decline in cannabis sales primarily resulted from decreases in (i) Canadian adult-use cannabis sales volume, largely driven by the continuing impacts of price compression resulting from increased competition, and (ii) medicinal sales driven by the January 2022 divestiture of C^3, an international pharmaceutical business. Additionally, other consumer products sales in Fiscal 2023 as compared to Fiscal 2022 decreased driven by declines in their Storz & Bickel GmbH & Co. KG and This Works Products Limited businesses. Canopy gross profit (loss) decreased to $(125.7) million for Fiscal 2023 from $(18.6) million for Fiscal 2022. This decrease of $107.1 million is primarily driven by (i) a net increase in inventory write-downs and other charges associated with Canopy's restructuring actions as compared to Fiscal 2022, (ii) decreased net sales and price compression in the Canadian adult-use channel, (iii) unfavorable product mix shift, and (iv) a decrease in payroll subsidies received from the Canadian government in Fiscal 2022 pursuant to a COVID-19 relief program. Canopy selling, general, and administrative expenses increased $1,368.7 million largely driven by a $1,353.2 million goodwill impairment related to their cannabis operations, restructuring costs, and asset impairments for Fiscal 2023, partially offset by a continued focus on reducing costs and the closure of certain research and development facilities in Fiscal 2022. The combination of these factors were the main contributors to the $1,475.8 million increase in operating loss.

Interest expense

Interest expense increased to $398.7 million for Fiscal 2023 as compared to $356.4 million for Fiscal 2022. This increase of $42.3 million, or 12%, is due to higher average borrowings of approximately $775 million and approximately 20 basis points of higher weighted average interest rates, partially offset by an increase in capitalized interest in connection with the Mexico Beer Projects. The higher average borrowings and weighted average interest rates are largely attributable to the August 2022 Term Credit Agreement and borrowings under our commercial paper program which was used to fund the aggregate cash payment to holders of Class B Stock in connection with the Reclassification. For additional information, refer to Notes 12 and 17.

Loss on extinguishment of debt

Loss on extinguishment of debt primarily consists of a premium payment and the write-off of debt issuance costs in connection with the May 2022 tender offers of our 3.20% February 2018 Senior Notes and 4.25% May 2013 Senior Notes and make-whole payments in connection with the early redemption of our (i) 3.20% February 2018 Senior Notes and 4.25% May 2013 Senior Notes (Fiscal 2023) and (ii) 2.70% May 2017 Senior Notes and 2.65% November 2017 Senior Notes (Fiscal 2022). For additional information, refer to Note 12.

(Provision for) benefit from income taxes

The provision for income taxes increased to $422.1 million for Fiscal 2023 from $309.4 million for Fiscal 2022. Our effective tax rate for Fiscal 2023 was 110.0% as compared with 99.7% for Fiscal 2022. In comparison to prior year, our taxes were impacted primarily by:

- an increase in the valuation allowance related to our investment in Canopy; and
- a higher income tax benefit from stock-based compensation award activity for Fiscal 2022 from changes in option exercise activity; partially offset by
- a net income tax benefit recognized from the realization of tax losses related to a prior period divestiture; and
- the effective tax rates applicable to our foreign businesses, including the impact of the Fiscal 2022 long-lived asset impairment of brewery construction in progress.

For additional information, refer to Note 13.

We expect our reported effective tax rate for the next fiscal year to be in the range of 18% to 20%. This range does not reflect any future changes in the fair value of our Canopy investment measured at fair value and any future equity in earnings (losses) from the Canopy Equity Method Investment and related activities. On August 16, 2022, the IRA was signed into law in the U.S. We do not currently expect the IRA to have a material impact on our financial results, including on our annual effective tax rate and/or overall liquidity.

Net income (loss) attributable to CBI

Net loss attributable to CBI increased to $71.0 million for Fiscal 2023 from $40.4 million for Fiscal 2022. This increase of $30.6 million, or 76%, is largely attributable to (i) the impairment of our Canopy Equity Method Investment, (ii) the increase in equity losses from Canopy's results, and (iii) the increase in the provision for income taxes, partially offset by (i) the decrease in unrealized net loss from the changes in fair value of our investment in Canopy, (ii) the impairment of long-lived assets for Fiscal 2022 in connection with certain assets at the Mexicali Brewery, and (iii) the improvements within the Beer segment.

Liquidity and Capital Resources

General

Our primary source of liquidity has been cash flow from operating activities. Our ability to consistently generate robust cash flow from our operations is one of our most significant financial strengths; it enables us to invest in our people and our brands, make capital investments and strategic acquisitions, provide a cash dividend program, and from time-to-time, repurchase shares of our common stock. Our largest use of cash in our operations is for purchasing and carrying inventories and carrying seasonal accounts receivable. Historically, we have used this cash flow to repay our short-term borrowings and fund capital expenditures. Additionally, our commercial paper program is used to fund our short-term borrowing requirements and to maintain our access to the capital markets. We use our short-term borrowings, including our commercial paper program, to support our working capital requirements and capital expenditures, among other things.

We seek to maintain adequate liquidity to meet working capital requirements, fund capital expenditures, and repay scheduled principal and interest payments on debt. Absent deterioration of market conditions, we believe that cash flows from operating and financing activities will provide adequate resources to satisfy our working capital, scheduled principal and interest payments on debt, anticipated dividend payments, periodic share repurchases, and anticipated capital expenditure requirements for both our short-term and long-term capital needs.

The Reclassification required significant cash outlays during the third quarter of Fiscal 2023. Pursuant to the Reclassification, each share of Class B Stock issued and outstanding immediately prior to the Effective Time was reclassified, exchanged, and converted into one share of Class A Stock and received $64.64 in cash, without interest. The aggregate cash payment to holders of Class B Stock at the Effective Time was $1.5 billion. We utilized our $1.0 billion three-year term loan facility under the August 2022 Term Credit Agreement and borrowings under our commercial paper program to fund the aggregate cash payment to holders of Class B Stock. In addition, we incurred $37.8 million of non-recurring costs and expenses for Fiscal 2023 in connection with the completion of the Reclassification. In February 2023, we repaid a portion of our indebtedness under the August 2022 Term Credit Agreement with proceeds from the February 2023 Senior Notes. We do not expect the Reclassification to have an ongoing material impact on our liquidity. For additional information, refer to Note 17.

We have an agreement with a financial institution for payment services and began to facilitate a voluntary supply chain finance program through this participating financial institution during Fiscal 2023. The program is available to certain of our suppliers allowing them the option to manage their cash flow. We are not a party to the agreements between the participating financial institution and the suppliers in connection with the program. Our rights and obligations to our suppliers, including amounts due and scheduled payment terms, are not impacted. For additional information, refer to Note 16.

Cash Flows

	Fiscal 2023	Fiscal 2022	Dollar Change
(in millions)			
Net cash provided by (used in):			
Operating activities	$ 2,756.9	$ 2,705.4	$ 51.5
Investing activities	(999.4)	(1,035.8)	36.4
Financing activities	(1,819.9)	(1,929.5)	109.6
Effect of exchange rate changes on cash and cash equivalents	(3.5)	(1.3)	(2.2)
Net increase (decrease) in cash and cash equivalents	$ (65.9)	$ (261.2)	$ 195.3

Operating activities

The increase in net cash provided by (used in) operating activities consists of:

	Fiscal 2023	Fiscal 2022	Dollar Change
(in millions)			
Net income (loss)	$ (38.5)	$ 1.0	$ (39.5)
Unrealized net (gain) loss on securities measured at fair value	45.9	1,644.7	(1,598.8)
Deferred tax provision (benefit)	207.8	84.8	123.0
Equity in (earnings) losses of equity method investees and related activities, net of distributed earnings	971.8	61.6	910.2
Impairment of Canopy Equity Method Investment	1,060.3	—	1,060.3
Impairment of long-lived assets	53.5	665.9	(612.4)
Other non-cash adjustments	730.6	433.0	297.6
Change in operating assets and liabilities, net of effects from purchase and sale of business	(274.5)	(185.6)	(88.9)
Net cash provided by (used in) operating activities	$ 2,756.9	$ 2,705.4	$ 51.5

The net change in operating assets and liabilities was largely driven by (i) a net income tax benefit recognized from the realization of tax losses related to a prior period divestiture, (ii) accounts payable primarily attributable to the timing of payments for the Beer segment, and (iii) an exclusivity payment received in connection with distribution arrangements for our U.S. wine and spirits brand portfolio in Fiscal 2022. These changes were partially offset by the timing of collections for (i) recoverable value-added taxes for the Beer segment and (ii) accounts receivable for the Wine and Spirits segment. Additionally, net cash provided by operating activities benefited from lower income tax payments in Fiscal 2023 as compared to Fiscal 2022.

Investing activities

Net cash used in investing activities for Fiscal 2023 decreased to $999.4 million for Fiscal 2023 from $1,035.8 million for Fiscal 2022. This decrease of $36.4 million, or 4%, was primarily due to (i) $92.1 million of higher proceeds from sale of business, driven by the 2022 Wine Divestiture, and (ii) $16.4 million of lower business acquisitions, partially offset by $74.4 million from the sale of an investment made through our corporate venture capital function in Fiscal 2022.

Business acquisitions and divestitures consist primarily of the following:

	Acquisitions	Divestitures
Fiscal 2023		
	• Lingua Franca	• 2022 Wine Divestiture
	• Austin Cocktails	
Fiscal 2022		
	• My Favorite Neighbor	• Corporate investment

For additional information on these acquisitions and divestitures, refer to Notes 2 and 10.

Financing activities

The decrease in net cash provided by (used in) financing activities consists of:

	Fiscal 2023	Fiscal 2022	Dollar Change
(in millions)			
Net proceeds from (payments of) debt, current and long-term, and related activities	$ 1,991.3	$ (81.3)	$ 2,072.6
Dividends paid	(587.7)	(573.0)	(14.7)
Purchases of treasury stock	(1,700.2)	(1,390.5)	(309.7)
Net cash provided by stock-based compensation activities	32.0	167.8	(135.8)
Distributions to noncontrolling interests	(55.3)	(52.5)	(2.8)
Payment to holders of Class B Stock in connection with the Reclassification	(1,500.0)	—	(1,500.0)
Net cash provided by (used in) financing activities	$ (1,819.9)	$ (1,929.5)	$ 109.6

Debt

Total debt outstanding as of February 28, 2023, amounted to $12,461.3 million, an increase of $2,044.8 million from February 28, 2022. This increase consisted of:



(1)   The August 2022 Term Credit Agreement amount reflects a partial repayment of $500.0 million made in February 2023.

Bank facilities

In April 2022, the Company and the Administrative Agent and Lender amended the June 2021 Term Credit Agreement. The principal changes effected by the April 2022 amendment were the refinement of certain negative covenants and replacement of LIBOR rates with rates based on term SOFR.

In April 2022, we entered into the 2022 Restatement Agreement that amended and restated the 2020 Credit Agreement. The 2022 Restatement Agreement resulted in (i) the refinance and increase of the existing revolving credit facility from $2.0 billion to $2.25 billion and extension of its maturity to April 14, 2027, (ii) the refinement of certain negative covenants, and (iii) the replacement of LIBOR rates with rates based on term SOFR. There are no borrowings outstanding under the 2022 Credit Agreement.

In August 2022, we entered into the August 2022 Term Credit Agreement. The August 2022 Term Credit Agreement provides for a $1.0 billion three-year term loan facility and is not subject to amortization payments, with the balance due and payable on November 10, 2025. In February 2023, we repaid a portion of our indebtedness under the August 2022 Term Credit Agreement with proceeds from the February 2023 Senior Notes.

In October 2022, we entered into the October 2022 Credit Agreement Amendments which revised certain defined terms and covenants in our credit agreements. These amendments will become effective upon (i) the amendment by Canopy of its Articles of Incorporation, (ii) the conversion of our Canopy common shares into Exchangeable Shares, and (iii) the resignation of our nominees from the board of directors of Canopy.

Senior notes

In May 2022, we issued the May 2022 Senior Notes. Proceeds from this offering, net of discount and debt issuance costs, of $1,837.1 million were used towards a series of cash tender offers to purchase a portion of the 3.20% February 2018 Senior Notes and the 4.25% May 2013 Senior Notes, the June 2022 redemption of the remaining outstanding balance of the 3.20% February 2018 Senior Notes and the 4.25% May 2013 Senior Notes and a make-whole premium, and for general corporate purposes, including working capital, funding capital expenditures, retirement of debt, and other business opportunities.

In February 2023, we issued the February 2023 Senior Notes. Proceeds from this offering, net of discount and debt issuance, of $497.1 million were used for general corporate purposes, including the repayment of a portion of our indebtedness under our August 2022 Term Credit Agreement.

General

The majority of our outstanding borrowings as of February 28, 2023, consisted of fixed-rate senior unsecured notes, with maturities ranging from calendar 2024 to calendar 2050, and variable-rate senior unsecured term loan facilities under our April 2022 Term Credit Agreement and August 2022 Term Credit Agreement with calendar 2024 and 2025 maturity dates, respectively, as follows:



Additionally, we have a commercial paper program which provides for the issuance of up to an aggregate principal amount of $2.25 billion of commercial paper, inclusive of a $250.0 million increase implemented in December 2022. Our commercial paper program is backed by unused commitments under our revolving credit facility under our 2022 Credit Agreement. Accordingly, outstanding borrowings under our commercial paper program reduce the amount available under our revolving credit facility.

We do not have purchase commitments from buyers for our commercial paper and, therefore, our ability to issue commercial paper is subject to market demand. If the commercial paper market is not available to us for any reason when commercial paper borrowings mature, we will utilize unused commitments under our revolving credit facility under our 2022 Credit Agreement to repay commercial paper borrowings. We do not expect that fluctuations in demand for commercial paper will affect our liquidity given our borrowing capacity available under our revolving credit facility.

We had the following remaining borrowing capacity available under our 2022 Credit Agreement:

	February 28, 2023	April 13, 2023
(in millions)		
Revolving credit facility [1]	$ 1,068.5	$ 1,234.4

[1] Net of outstanding revolving credit facility borrowings and outstanding letters of credit under our 2022 Credit Agreement and outstanding borrowings under our commercial paper program (excluding unamortized discount) of $1,169.5 million and $1,003.6 million as of February 28, 2023, and April 13, 2023, respectively.

The financial institutions participating in our 2022 Credit Agreement have complied with prior funding requests and we believe they will comply with any future funding requests. However, there can be no assurances that any particular financial institution will continue to do so.

As of February 28, 2023, we and our subsidiaries were subject to covenants that are contained in our 2022 Credit Agreement, including those restricting the incurrence of additional subsidiary indebtedness, additional liens, mergers and consolidations, transactions with affiliates, and sale and leaseback transactions, in each case subject to numerous conditions, exceptions, and thresholds. The financial covenants are limited to a minimum interest coverage ratio and a maximum net leverage ratio, both as defined in our 2022 Credit Agreement. As of February 28, 2023, under our 2022 Credit Agreement, the minimum interest coverage ratio was 2.5x and the maximum net leverage ratio was 4.0x.

The representations, warranties, covenants, and events of default set forth in our April 2022 Term Credit Agreement and our August 2022 Term Credit Agreement are substantially similar to those set forth in our 2022 Credit Agreement.

Our indentures relating to our outstanding senior notes contain certain covenants, including, but not limited to: (i) a limitation on liens on certain assets, (ii) a limitation on certain sale and leaseback transactions, and (iii) restrictions on mergers, consolidations, and the transfer of all or substantially all of our assets to another person.

As of February 28, 2023, we were in compliance with our covenants under our 2022 Credit Agreement, our April 2022 Term Credit Agreement, our August 2022 Term Credit Agreement, and our indentures, and have met all debt payment obligations.

For further discussion and presentation of our borrowings and available sources of borrowing, refer to Note 12.

Common Stock Dividends

On April 5, 2023, our Board of Directors declared a quarterly cash dividend of $0.89 per share of Class A Stock and $0.80 per share of Class 1 Stock payable on May 18, 2023, to stockholders of record of each class as of the close of business on May 4, 2023. We expect to return approximately $650 million to stockholders in Fiscal 2024 through cash dividends.

We currently expect to continue to pay a regular quarterly cash dividend to stockholders of our common stock in the future, but such payments are subject to approval of our Board of Directors and are dependent upon our financial condition, results of operations, capital requirements, and other factors, including those set forth under Item 1A. "Risk Factors" of this Form 10-K.

Share Repurchase Program

Our Board of Directors authorized the repurchase of our publicly traded common stock of up to $3.0 billion under the 2018 Authorization and an additional repurchase of up to $2.0 billion under the 2021 Authorization. The 2018 Authorization was fully utilized as of May 31, 2022.

During Fiscal 2023, we repurchased 7,086,446 shares of Class A Stock pursuant to the 2018 Authorization and 2021 Authorization at an aggregate cost of $1,700.2 million, excluding the impact of Federal excise tax owed pursuant to the IRA, or an average cost of $239.92 per share, through a combination of open market transactions and an ASR. We primarily used cash on hand to pay the purchase price for the repurchased shares.

As of February 28, 2023, total shares repurchased under the 2018 Authorization and the 2021 Authorization are as follows:

	Repurchase Authorization	Class A Common Shares	
		Dollar Value of Shares Repurchased	Number of Shares Repurchased
(in millions, except share data)			
2018 Authorization	$ 3,000.0	$ 3,000.0	13,331,156
2021 Authorization	$ 2,000.0	$ 1,136.6	4,831,910

Share repurchases under the 2021 Authorization may be accomplished at management's discretion from time to time based on market conditions, our cash and debt position, and other factors as determined by management. Shares may be repurchased through open market or privately negotiated transactions. We may fund future share repurchases with cash generated from operations and/or proceeds from borrowings. Any repurchased shares will become treasury shares, including shares repurchased under the 2018 Authorization and the 2021 Authorization.

We currently expect to continue to repurchase shares in the future, but such repurchases are dependent upon our financial condition, results of operations, capital requirements, and other factors, including those set forth under Item 1A. "Risk Factors" of this Form 10-K.

For additional information, refer to Note 17.

Capital Resources

We have maintained adequate liquidity to meet working capital requirements, fund capital expenditures, and repay scheduled principal and interest payments on debt. Absent deterioration of market conditions, we believe that cash flows from operating and financing activities will provide adequate resources to satisfy our working capital, scheduled principal and interest payments on debt, anticipated dividend payments, periodic share repurchases, and anticipated capital expenditure requirements for both our short-term and long-term capital needs.

The following sets forth information about our outstanding obligations at February 28, 2023. For a detailed discussion of the items noted in the following table, refer to Notes 11, 12, 13, 14, 15, and 16.

	Short-term payments	Long-term payments	Total
(in millions)			
Contractual obligations:			
Short-term borrowings	$ 1,165.3	$ —	$ 1,165.3
Interest payments on short-term debt	$ 4.2	$ —	$ 4.2
Long-term debt (excluding unamortized debt issuance costs and unamortized discounts)	$ 10.4	$ 11,365.8	$ 11,376.2
Interest payments on long-term debt [1]	$ 457.6	$ 3,848.5	$ 4,306.1
Operating leases	$ 96.3	$ 503.4	$ 599.7
Other long-term liabilities [2]	$ 99.7	$ 299.5	$ 399.2
Purchase obligations			
Raw materials and supplies	$ 597.3	$ 1,633.3	$ 2,230.6
Capital expenditures [3]	$ 243.7	$ 407.3	$ 651.0
Contract services	$ 168.7	$ 402.8	$ 571.5
In-process and finished goods inventories	$ 30.1	$ 56.9	$ 87.0

	Short-term payments	Long-term payments	Total
(in millions)			
Other:			
Investments in businesses [4]	$ 4.4	$ 110.2	$ 114.6

[1] Interest payments on long-term debt do not include interest related to finance lease obligations as amounts are not material.

[2] Other long-term liabilities do not include payments for unrecognized tax benefit liabilities of $326.5 million due to the uncertainty of the timing of future cash flows associated with these unrecognized tax benefit liabilities. In addition, other long-term liabilities do not include expected payments for interest and penalties associated with unrecognized tax benefit liabilities as amounts are not material. For a detailed discussion of these items, refer to Note 13.

[3] Contracts to purchase equipment and services primarily related to the Mexico Beer Projects. For further information about these purchase obligations, refer to "Capital expenditures" below.

[4] Publicly announced intent to invest (i) $100 million in female-founded or led companies through our Focus on Female Founders program over a 10-year period concluding in fiscal 2029 and (ii) $100 million to support minority-owned companies in the beverage alcohol space and related categories through our Focus on Minority Founder Venture program over a 10-year period concluding in fiscal 2031. We have invested $75.8 million and $9.6 million through Fiscal 2023 in female-founded or led companies and minority-owned companies, respectively.

Capital Expenditures

During Fiscal 2023, we incurred $1,035.4 million for capital expenditures, including $813.9 million for the Beer segment primarily for the Mexico Beer Projects. We plan to spend from $1.2 billion to $1.3 billion for capital expenditures in Fiscal 2024, including approximately $1 billion for the Beer segment associated primarily with the Mexico Beer Projects. The remaining planned Fiscal 2024 capital expenditures consist of improvements to existing operating facilities and replacements of existing equipment and/or buildings. Management reviews the capital expenditure program periodically and modifies it as required to meet current and projected future business needs.

In April 2022, we announced that, with the assistance of the Mexican government and state and local officials in Mexico, we acquired land in Veracruz for the construction of the Veracruz Brewery where there is ample water and we will have a skilled workforce to meet our long-term needs. The design and construction process for the Veracruz Brewery is underway. See Note 7 for further discussion.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in Note 1. Certain policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by management to determine appropriate assumptions to be used in certain estimates; as a result, they are subject to an inherent degree of uncertainty. Estimates are based on historical experience, observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. We review estimates to ensure that they appropriately reflect changes in our business on an ongoing basis. Our critical accounting estimates include:

- *Equity method investments.* We monitor our equity method investments for factors indicating other-than-temporary impairment. We consider several factors when evaluating our investments, including, but not limited to, (i) the period of time for which the fair value has been less than the carrying value, (ii) operating and financial performance of the investee, (iii) the investee's future business plans and projections, (iv) recent transactions and market valuations of publicly traded companies, where available, (v) discussions with their management, and (vi) our ability and intent to hold the investment until it recovers in value.

Canopy Equity Method Investment – monitored for other-than-temporary impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value of the investment may not be recoverable.

As of February 28, 2022, the carrying value of our Canopy Equity Method Investment exceeded the fair value by $1,488.7 million. As of August 31, 2022, we evaluated the Canopy Equity Method Investment and determined there was an other-than-temporary impairment based on several contributing factors, including: (i) the period of time for which the fair value had been less than the carrying value and the uncertainty surrounding Canopy's stock price recovering in the near-term, (ii) Canopy recording a significant impairment of goodwill related to its cannabis operations during its three months ended June 30, 2022, and (iii) the uncertainty of U.S. federal cannabis permissibility. As a result, the Canopy Equity Method Investment with a carrying value of $1,695.1 million was written down to its estimated fair value of $634.8 million, resulting in an impairment of $1,060.3 million. The estimated fair value was determined based on the closing price of the underlying equity security as of August 31, 2022.

As of February 28, 2023, the carrying value of our Canopy Equity Method Investment exceeded the fair value by $87.4 million. If Canopy's stock price does not recover above our C$3.84 carrying value in the near-term, there may be an additional impairment of our Canopy Equity Method Investment.

- *Fair value of financial instruments.* Management's estimate of fair value requires significant judgment and is subject to a high degree of variability based upon market conditions and the availability of specific information. The fair values of our financial instruments that require the application of significant judgment by management are as follows:

  Canopy investment
  Equity securities, Warrants – estimated using the Black-Scholes option-pricing model (Level 2 fair value measurement) and Monte Carlo simulations (Level 2 fair value measurement). These valuation models use various market-based inputs, including stock price, remaining contractual term, expected volatility, risk-free interest rate, and expected dividend yield, as applicable. Management applies significant judgment in its determination of expected volatility. We consider both historical and implied volatility levels of the underlying equity security and apply limited consideration of historical peer group volatility levels.

  Debt securities – estimated using a binomial lattice option-pricing model (Level 2 fair value measurement), which includes an estimate of the credit spread based on market spreads using bond data as of the valuation date. This valuation model uses various market-based inputs, including stock price, remaining term, expected volatility, risk-free interest rate, and expected dividend yield, as applicable.

- *Goodwill and other intangible assets.* Goodwill and other intangible assets are classified into three categories: (i) goodwill, (ii) intangible assets with definite lives subject to amortization, and (iii) intangible assets with indefinite lives not subject to amortization. For intangible assets with definite lives, impairment testing is required if conditions exist that indicate the carrying value may not be recoverable. For intangible assets with indefinite lives and for goodwill, impairment testing is required at least annually or more frequently if events or circumstances indicate that these assets might be impaired. We may perform a qualitative evaluation prior to a quantitative test to determine if an impairment exists. However, if the results of the qualitative evaluation are inconclusive or suggest an impairment may exist, we must proceed to the quantitative test. The qualitative evaluation is an assessment of factors, including market conditions, industry changes, actual results as compared to forecasted results, or the timing of recent acquisitions and/or divestitures. The quantitative test estimates the fair value utilizing assumptions and projections regarding items such as future cash flows, revenues, earnings, and other factors. The factors and assumptions used reflect management's estimates and are based on historical trends, projections, and assumptions, including expectations of future economic and competitive conditions that are used in current strategic operating plans; however, these are subject to change as a result of changing market conditions. If these estimates or their related assumptions change in the future, we may be required to recognize an impairment loss for these assets. The recognition of any resulting impairment loss could have a material adverse impact on our financial statements.

We perform annual impairment tests and re-evaluate the useful lives of other intangible assets with indefinite lives at the annual impairment test measurement date of January 1 or when circumstances arise that indicate a possible impairment or change in useful life might exist.

Goodwill – Our reporting units with goodwill include the Beer segment and the Wine and Spirits segment. In the fourth quarter of Fiscal 2023, we performed our annual goodwill impairment analysis using the quantitative assessment. No indication of impairment was noted for either of our reporting units, as the estimated fair value of each of our reporting units with goodwill exceeded their carrying value. Based on this analysis, the reporting unit with the lowest amount of estimated fair value in excess of its carrying value was the Wine and Spirits reporting unit with approximately 26% excess fair value. For Fiscal 2022 and Fiscal 2021, as a result of our annual goodwill impairment analyses, we concluded that there were no indications of impairment for either of our reporting units.

The most significant assumptions used in the discounted cash flow calculation to determine the estimated fair value of our reporting units in connection with the impairment testing are: (i) the discount rate, (ii) the expected long-term growth rate, and (iii) the annual cash flow projections. As of January 1, 2023, if we used a discount rate that was 50 basis points higher, used an expected long-term growth rate that was 50 basis points lower, or used annual cash flow projections that were 100 basis points lower in our impairment testing of goodwill, then the changes individually would not have resulted in the carrying value of the respective reporting unit's net assets, including its goodwill, exceeding its estimated fair value. Therefore, we did not have any indication of potential impairment.

Other intangible assets – Our intangible assets consist primarily of customer relationships and trademarks obtained through business acquisitions. Customer relationships are amortized over their estimated useful lives. The trademarks that were determined to have indefinite useful lives are not amortized. Using the quantitative assessment, our trademarks are evaluated for impairment by comparing the carrying value of the trademarks to their estimated fair value. The estimated fair value of trademarks is calculated based on an income approach using the relief from royalty method.

In the fourth quarter of Fiscal 2023, certain continued negative trends within our Funky Buddha and Four Corners craft beer portfolios, including ongoing negative cash flows, resulted in management's decision to revise our long-term financial forecasts for these portfolios. Accordingly, the Beer segment's Funky Buddha and Four Corners craft beer businesses recognized $9.0 million and $4.0 million impairment losses, respectively, in connection with the write-off of their trademark assets. Refer to Note 7 for further discussion. Additionally, in connection with our annual trademark analysis, we performed a quantitative assessment for the import beer, wine, and spirits trademarks and concluded that there were no indications of impairment for any of these trademark units.

For Fiscal 2022, as a result of our annual trademark impairment analyses, we concluded that there were no indications of impairment for any of our trademark units. During the fourth quarter of Fiscal 2021, certain negative trends within our Four Corners craft beer portfolio, including slower growth rates and increased competition, resulted in updated long-term financial forecasts indicating lower revenue and cash flow generation for the related portfolio. This change in financial forecasts indicated it was more likely than not the fair value of our indefinite-lived intangible asset associated with the Four Corners trademark might be below its carrying value. Accordingly, we performed a quantitative assessment for impairment. As a result of this assessment, the Beer segment's Four Corners craft beer business recognized a $6.0 million impairment loss in connection with its trademark asset. Refer to Note 7 for further discussion.

The most significant assumptions used in the relief from royalty method to determine the estimated fair value of intangible assets with indefinite lives in connection with impairment testing are: (i) the estimated royalty rate, (ii) the discount rate, (iii) the expected long-term growth rate, and (iv) the annual revenue projections. As of January 1, 2023, if we used a royalty rate that was 50 basis points lower, used a discount rate that was 50 basis points higher, used an expected long-term growth rate that was 50 basis points lower, or used annual revenue projections that were 100 basis points lower in our impairment testing of intangible assets with indefinite lives, then each change individually would not have resulted in any unit of accounting's carrying value exceeding its estimated fair value.

Divestitures – When some, but not all of a reporting unit that constitutes a business is disposed of, some of the goodwill of the reporting unit should be allocated to the portion of the reporting unit being disposed of. The allocation of goodwill is based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. This approach requires a determination of the fair value of both the business being disposed and the businesses retained within the reporting unit.

For Fiscal 2023, our estimate of fair value for the 2022 Wine Divestiture was determined based on the expected proceeds from the transaction. The components sold were a part of the Wine and Spirits segment and were included in that reporting unit through the date of divestiture. Goodwill was allocated to the assets based on the relative fair value of the business being sold compared to the relative fair value of the reporting unit. Goodwill not allocated to assets associated with the divestiture remained in the wine and spirits reporting unit.

For Fiscal 2021, our estimate of fair value for the Paul Masson Divestiture, the Wine and Spirits Divestitures, the Concentrate Business Divestiture, and the Ballast Point Divestiture was determined based on the expected proceeds from the transactions. The components sold were a part of the Wine and Spirits or Beer segment and were included in those reporting units through the date of divestiture. Goodwill was allocated to the assets held for sale based on the relative fair value of the businesses being sold compared to the relative fair value of the reporting unit. Goodwill not allocated to assets associated with the respective divestitures remained in the wine and spirits or beer reporting unit.

- *Accounting for income taxes.* We estimate our deferred tax assets and liabilities, income taxes payable, provision for income taxes, and unrecognized tax benefit liabilities based upon various factors including, but not limited to, historical pretax operating income, future estimates of pretax operating income, differences between book and tax treatment of various items of income and expense, interpretation of tax laws, and tax planning strategies. We are subject to income taxes in Canada, Mexico, Switzerland, the U.S., and other jurisdictions. We are regularly audited by federal, state, and foreign tax authorities, but a number of years may elapse before an uncertain tax position is audited and finally resolved.

  We believe all tax positions are fully supported. We recognize tax assets and liabilities in accordance with the FASB guidance for income tax accounting. Accordingly, we recognize a tax benefit from an uncertain tax position when it is more likely than not the position will be sustained upon examination based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. In addition, changes in existing tax laws or rates could significantly change our current estimate of our unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined. Changes in current estimates, if significant, could have a material adverse impact on our financial statements.

  We recognize our deferred tax assets and liabilities based upon the expected future tax outcome of amounts recognized in our results of operations. If necessary, we recognize a valuation allowance on deferred tax assets when it is more likely than not they will not be realized. We evaluate our ability to realize the tax benefits associated with deferred tax assets by assessing the adequacy of future expected taxable income, historical and projected operating results, and the availability of prudent and feasible tax planning strategies. The realization of deferred tax assets is evaluated by jurisdiction and the realizability of these assets can vary based on the character of the tax attribute and the carryforward periods specific to each jurisdiction. We believe it is more likely than not the results of future operations will generate sufficient taxable income to realize our existing deferred tax assets, net of valuation allowances. Changes in the realizability of our deferred tax assets will be reflected in our effective tax rate in the period in which they are determined.

Change in Accounting Guidance

Accounting guidance adopted for Fiscal 2023 did not have a material impact on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

As a result of our global operating, investment, acquisition, divestiture, and financing activities, we are exposed to market risk associated with changes in foreign currency exchange rates, commodity prices, interest rates, and equity prices. To manage the volatility relating to these risks, we periodically purchase and/or sell derivative instruments including foreign currency forward and option contracts, commodity swap contracts, interest rate swap contracts, and Pre-issuance hedge contracts. We use derivative instruments to reduce earnings and cash flow volatility resulting from shifts in market rates, as well as to hedge economic exposures. We do not enter into derivative instruments for trading or speculative purposes.

Foreign currency and commodity price risk

Foreign currency derivative instruments are or may be used to hedge existing foreign currency denominated assets and liabilities, forecasted foreign currency denominated sales/purchases to/from third parties as well as intercompany sales/purchases, intercompany principal and interest payments, and in connection with investments, acquisitions, or divestitures outside the U.S. As of February 28, 2023, we had exposures to foreign currency risk primarily related to the Mexican peso, Canadian dollar, New Zealand dollar, and euro. Approximately 100% of our balance sheet exposures and 73% of our forecasted transactional exposures for the year ending February 29, 2024, were hedged as of February 28, 2023.

Commodity derivative instruments are or may be used to hedge forecasted commodity purchases from third parties as either economic hedges or accounting hedges. As of February 28, 2023, exposures to commodity price risk which we are currently hedging include aluminum, corn, diesel fuel, and natural gas prices. Approximately 77% of our forecasted transactional exposures for the year ending February 29, 2024, were hedged as of February 28, 2023.

We have performed a sensitivity analysis to estimate our exposure to market risk of foreign exchange rates and commodity prices reflecting the impact of a hypothetical 10% adverse change in the applicable market. The volatility of the applicable rates and prices is dependent on many factors which cannot be forecasted with reliable accuracy. Gains or losses from the revaluation or settlement of the related underlying positions would substantially offset such gains or losses on the derivative instruments. The aggregate notional value, estimated fair value, and sensitivity analysis for our open foreign currency and commodity derivative instruments are summarized as follows:

	Aggregate Notional Value		Fair Value, Net Asset (Liability)		Increase (Decrease) in Fair Value – Hypothetical 10% Adverse Change	
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
(in millions)						
Foreign currency contracts	$ 2,801.2	$ 2,360.8	$ 232.3	$ 38.6	$ (175.8)	$ (145.1)
Commodity derivative contracts	$ 416.5	$ 291.1	$ (2.0)	$ 90.1	$ 34.5	$ (35.1)

Interest rate risk

The estimated fair value of our fixed interest rate debt is subject to interest rate risk, credit risk, and foreign currency risk. In addition, we also have variable interest rate debt outstanding (primarily SOFR-based), certain of which includes a fixed margin subject to the same risks identified for our fixed interest rate debt.

As of February 28, 2022, we had a $100.0 million outstanding cash flow designated Pre-issuance hedge contract which fixed our 10-year interest rates to minimize interest rate volatility on the May 2022 Senior Notes. We had no other outstanding cash flow designated or undesignated interest rate swap contracts or Pre-issuance hedge contracts outstanding as of February 28, 2023, or February 28, 2022.

We have performed a sensitivity analysis to estimate our exposure to market risk of interest rates reflecting the impact of a hypothetical 1% increase in the prevailing interest rates. The volatility of the applicable rates is dependent on many factors which cannot be forecasted with reliable accuracy.

The aggregate notional value, estimated fair value, and sensitivity analysis for our outstanding fixed-rate debt, including current maturities and open interest rate derivative instruments, are summarized as follows:

	Aggregate Notional Value		Fair Value Net Asset (Liability)		Increase (Decrease) in Fair Value – Hypothetical 1% Rate Increase	
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
(in millions)						
Fixed interest rate debt	$ 10,576.2	$ 9,869.9	$ (9,436.8)	$ (10,045.3)	$ (586.3)	$ (709.7)
Pre-issuance hedge contracts	$ —	$ 100.0	$ —	$ (0.4)	$ —	$ (8.6)

A 1% hypothetical change in the prevailing interest rates would have increased interest expense on our variable interest rate debt by $11.8 million and $4.6 million for the years ended February 28, 2023, and February 28, 2022, respectively.

Equity price risk

The estimated fair value of our investment in the November 2018 Canopy Warrants and the Canopy Debt Securities are subject to equity price risk, interest rate risk, credit risk, and foreign currency risk. This investment is recognized at fair value utilizing various option-pricing models and has the potential to fluctuate from, among other items, changes in the quoted market price of the underlying equity security. We manage our equity price risk exposure by closely monitoring the financial condition, performance, and outlook of Canopy.

As of February 28, 2023, the fair value of our investment in the November 2018 Canopy Warrants and the Canopy Debt Securities was $69.8 million, with an unrealized net gain (loss) on this investment of $(45.9) million recognized in our results of operations for the year ended February 28, 2023. We have performed a sensitivity analysis to estimate our exposure to market risk of the equity price reflecting the impact of a hypothetical 10% adverse change in the quoted market price of the underlying equity security. As of February 28, 2023, such a hypothetical 10% adverse change would have resulted in a decrease in fair value of $0.1 million.

For additional discussion on our market risk, refer to Notes 6 and 7.

Item 8. Financial Statements and Supplementary Data

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2023

Management's Annual Report on Internal Control Over Financial Reporting

Management of Constellation Brands, Inc. and subsidiaries (the Company) is responsible for establishing and maintaining an adequate system of internal control over financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as of February 28, 2023.

The effectiveness of the Company's internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Constellation Brands, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Constellation Brands, Inc. and subsidiaries' (the Company) internal control over financial reporting as of February 28, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of February 28, 2023 and February 28, 2022, the related consolidated statements of comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the fiscal years in the three-year period ended February 28, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated April 20, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Rochester, New York
April 20, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Constellation Brands, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Constellation Brands, Inc. and subsidiaries (the Company) as of February 28, 2023 and February 28, 2022, the related consolidated statements of comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the fiscal years in the three-year period ended February 28, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2023 and February 28, 2022, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended February 28, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 28, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 20, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

> *Unrecognized tax benefits*
> As discussed in Notes 1 and 13 to the consolidated financial statements, the Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination. The Company has recorded unrecognized tax benefits of $344.3 million as of February 28, 2023.

We identified the evaluation of certain of the Company's unrecognized tax benefits as a critical audit matter. Specifically, complex auditor judgment, including the involvement of tax and valuation professionals with specialized skills and knowledge, was required in evaluating the Company's interpretation of tax law and its estimate of the ultimate resolution of its tax positions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to evaluate uncertain tax positions. This included controls related to the interpretation of tax law, its application in the liability estimation process, and the review of activity that could result in changes to the Company's unrecognized tax benefits. We involved tax professionals with specialized skills and knowledge, who assisted in evaluating the Company's interpretation of tax law and tax authority rulings and in performing an independent assessment of certain of the Company's tax positions and the amount of unrecognized tax benefit, if any, and comparing the results to the Company's assessment. We also involved valuation professionals with specialized skills and knowledge, who assisted in assessing certain transfer pricing studies for compliance with applicable laws and regulations.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Rochester, New York
April 20, 2023

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share and per share data)

	February 28, 2023	February 28, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 133.5	$ 199.4
Accounts receivable	901.6	899.0
Inventories	1,898.7	1,573.2
Prepaid expenses and other	562.3	658.1
Total current assets	3,496.1	3,329.7
Property, plant, and equipment	6,865.2	6,059.6
Goodwill	7,925.4	7,862.4
Intangible assets	2,728.1	2,755.2
Equity method investments	663.3	2,688.7
Securities measured at fair value	93.2	191.4
Deferred income taxes	2,193.3	2,351.5
Other assets	697.7	617.3
Total assets	$ 24,662.3	$ 25,855.8
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 1,165.3	$ 323.0
Current maturities of long-term debt	9.5	605.3
Accounts payable	941.5	899.2
Other accrued expenses and liabilities	852.0	871.3
Total current liabilities	2,968.3	2,698.8
Long-term debt, less current maturities	11,286.5	9,488.2
Deferred income taxes and other liabilities	1,673.6	1,621.0
Total liabilities	15,928.4	13,808.0
Commitments and contingencies (Note 16)		
CBI stockholders' equity:		
Preferred Stock, $0.01 par value – Authorized, 1,000,000 shares; Issued, none	—	—
Class A Stock, $0.01 par value – Authorized, 322,000,000 shares; Issued, 212,697,428 shares and 187,263,859 shares, respectively	2.1	1.9
Class B Stock, $0.01 par value – Authorized, 0 shares and 30,000,000 shares, respectively; Issued, 0 shares and 28,212,340 shares, respectively	—	0.3
Class 1 Stock, $0.01 par value – Authorized, 25,000,000 shares; Issued, 22,705 shares and 2,248,679 shares, respectively	—	—
Additional paid-in capital	1,903.0	1,808.9
Retained earnings	12,343.9	14,505.4
Accumulated other comprehensive income (loss)	28.5	(412.7)
	14,277.5	15,903.8
Less: Treasury stock –		
Class A Stock, at cost, 29,498,426 shares and 22,824,607 shares, respectively	(5,863.9)	(4,169.7)
Class B Stock, at cost, 0 shares and 5,005,800 shares, respectively	—	(2.2)
	(5,863.9)	(4,171.9)
Total CBI stockholders' equity	8,413.6	11,731.9
Noncontrolling interests	320.3	315.9
Total stockholders' equity	8,733.9	12,047.8
Total liabilities and stockholders' equity	$ 24,662.3	$ 25,855.8

The accompanying notes are an integral part of these statements.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions, except per share data)

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
Sales	$ 10,177.2	$ 9,529.1	$ 9,355.7
Excise taxes	(724.6)	(708.4)	(740.8)
Net sales	**9,452.6**	8,820.7	8,614.9
Cost of product sold	(4,683.6)	(4,113.4)	(4,148.9)
Gross profit	**4,769.0**	4,707.3	4,466.0
Selling, general, and administrative expenses	(1,926.1)	(1,709.7)	(1,674.9)
Impairment of brewery construction in progress	—	(665.9)	—
Operating income (loss)	**2,842.9**	2,331.7	2,791.1
Income (loss) from unconsolidated investments	(2,036.4)	(1,635.5)	150.3
Interest expense	(398.7)	(356.4)	(385.7)
Loss on extinguishment of debt	(24.2)	(29.4)	(12.8)
Income (loss) before income taxes	**383.6**	310.4	2,542.9
(Provision for) benefit from income taxes	(422.1)	(309.4)	(511.1)
Net income (loss)	**(38.5)**	1.0	2,031.8
Net (income) loss attributable to noncontrolling interests	(32.5)	(41.4)	(33.8)
Net income (loss) attributable to CBI	**$ (71.0)**	$ (40.4)	$ 1,998.0
Net income (loss) per common share attributable to CBI:			
Basic – Class A Stock	$ (0.11)	$ (0.22)	$ 10.44
Basic – Class B Stock	$ (2.02)	$ (0.20)	$ 9.48
Diluted – Class A Stock	$ (0.11)	$ (0.22)	$ 10.23
Diluted – Class B Stock	$ (2.02)	$ (0.20)	$ 9.42
Weighted average common shares outstanding:			
Basic – Class A Stock	169.337	167.431	170.239
Basic – Class B Stock	23.206	23.225	23.208
Diluted – Class A Stock	169.337	167.431	195.308
Diluted – Class B Stock	23.206	23.225	23.208
Cash dividends declared per common share:			
Class A Stock	$ 3.20	$ 3.04	$ 3.00
Class B Stock	$ 2.16	$ 2.76	$ 2.72
Comprehensive income (loss):			
Net income (loss)	$ (38.5)	$ 1.0	$ 2,031.8
Other comprehensive income (loss), net of income tax effect:			
Foreign currency translation adjustments	274.6	(40.4)	(56.0)
Unrealized gain (loss) on cash flow hedges	188.6	(27.8)	(20.9)
Pension/postretirement adjustments	0.1	0.3	(1.6)
Share of other comprehensive income (loss) of equity method investments	5.1	(12.5)	(1.8)
Other comprehensive income (loss), net of income tax effect	468.4	(80.4)	(80.3)
Comprehensive income (loss)	**429.9**	(79.4)	1,951.5
Comprehensive (income) loss attributable to noncontrolling interests	(59.7)	(38.2)	(22.7)
Comprehensive income (loss) attributable to CBI	**$ 370.2**	$ (117.6)	$ 1,928.8

The accompanying notes are an integral part of these statements.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in millions)

	Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-controlling Interests	Total
	Class A	Class B						
Balance at February 29, 2020	$ 1.9	$ 0.3	$ 1,514.6	$ 13,695.3	$ (266.3)	$ (2,814.0)	$ 342.5	$ 12,474.3
Comprehensive income (loss):								
Net income (loss)	—	—	—	1,998.0	—	—	33.8	2,031.8
Other comprehensive income (loss), net of income tax effect	—	—	—	—	(69.2)	—	(11.1)	(80.3)
Comprehensive income (loss)								1,951.5
Dividends declared	—	—	—	(575.5)	—	—	—	(575.5)
Noncontrolling interest distributions	—	—	—	—	—	—	(35.0)	(35.0)
Shares issued under equity compensation plans	—	—	27.0	—	—	24.2	—	51.2
Stock-based compensation	—	—	62.6	—	—	—	—	62.6
Balance at February 28, 2021	1.9	0.3	1,604.2	15,117.8	(335.5)	(2,789.8)	330.2	13,929.1
Comprehensive income (loss):								
Net income (loss)	—	—	—	(40.4)	—	—	41.4	1.0
Other comprehensive income (loss), net of income tax effect	—	—	—	—	(77.2)	—	(3.2)	(80.4)
Comprehensive income (loss)								(79.4)
Repurchase of shares	—	—	—	—	—	(1,390.5)	—	(1,390.5)
Dividends declared	—	—	—	(572.0)	—	—	—	(572.0)
Noncontrolling interest distributions	—	—	—	—	—	—	(52.5)	(52.5)
Shares issued under equity compensation plans	—	—	159.9	—	—	8.4	—	168.3
Stock-based compensation	—	—	44.8	—	—	—	—	44.8
Balance at February 28, 2022	1.9	0.3	1,808.9	14,505.4	(412.7)	(4,171.9)	315.9	12,047.8
Comprehensive income (loss):								
Net income (loss)	—	—	—	(71.0)	—	—	32.5	(38.5)
Other comprehensive income (loss), net of income tax effect	—	—	—	—	441.2	—	27.2	468.4
Comprehensive income (loss)								429.9
Reclassification payment	—	—	—	(1,500.0)	—	—	—	(1,500.0)
Retirement of treasury shares	—	(0.1)	—	(2.2)	—	2.3	—	—
Conversion of common shares	0.2	(0.2)	—	—	—	—	—	—
Repurchase of shares	—	—	—	—	—	(1,700.2)	—	(1,700.2)
Dividends declared	—	—	—	(588.3)	—	—	—	(588.3)
Noncontrolling interest distributions	—	—	—	—	—	—	(55.3)	(55.3)
Shares issued under equity compensation plans	—	—	25.7	—	—	5.9	—	31.6
Stock-based compensation	—	—	68.4	—	—	—	—	68.4
Balance at February 28, 2023	$ 2.1	$ —	$ 1,903.0	$ 12,343.9	$ 28.5	$ (5,863.9)	$ 320.3	$ 8,733.9

The accompanying notes are an integral part of these statements.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (38.5)	$ 1.0	$ 2,031.8
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Unrealized net (gain) loss on securities measured at fair value	45.9	1,644.7	(802.0)
Deferred tax provision (benefit)	207.8	84.8	336.4
Depreciation	383.8	337.3	293.8
Stock-based compensation	68.5	44.9	63.0
Equity in (earnings) losses of equity method investees and related activities, net of distributed earnings	971.8	61.6	673.4
Noncash lease expense	89.3	81.9	83.3
Impairment and amortization of intangible assets	16.2	5.1	11.3
Amortization of debt issuance costs and loss on extinguishment of debt	34.0	39.9	24.3
Net (gain) loss on sale of unconsolidated investment	—	(51.0)	—
Impairment of Canopy Equity Method Investment	1,060.3	—	—
Impairment of long-lived assets	53.5	665.9	—
Loss on inventory and related contracts associated with business optimization	—	—	25.8
Gain (loss) on settlement of Pre-issuance hedge contracts	20.7	—	(29.3)
Change in operating assets and liabilities, net of effects from purchase and sale of business:			
Accounts receivable	(3.9)	(114.0)	59.6
Inventories	(356.4)	(261.3)	193.7
Prepaid expenses and other current assets	197.9	(113.2)	65.7
Accounts payable	114.9	213.7	(95.7)
Deferred revenue	12.8	118.0	—
Other accrued expenses and liabilities	(239.8)	(28.8)	(75.0)
Other	118.1	(25.1)	(53.6)
Total adjustments	2,795.4	2,704.4	774.7
Net cash provided by (used in) operating activities	2,756.9	2,705.4	2,806.5
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant, and equipment	(1,035.4)	(1,026.8)	(864.6)
Purchase of business, net of cash acquired	(37.1)	(53.5)	(19.9)
Investments in equity method investees and securities	(30.8)	(36.6)	(222.4)
Proceeds from sale of assets	6.7	4.1	18.9
Proceeds from sale of unconsolidated investment	—	74.4	—
Proceeds from sale of business	96.7	4.6	999.5
Other investing activities	0.5	(2.0)	0.6
Net cash provided by (used in) investing activities	(999.4)	(1,035.8)	(87.9)

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of long-term debt	**3,344.9**	995.6	1,194.7
Principal payments of long-term debt	**(2,159.7)**	(1,365.3)	(2,721.3)
Net proceeds from (repayments of) short-term borrowings	**842.3**	323.0	(238.9)
Dividends paid	**(587.7)**	(573.0)	(575.0)
Purchases of treasury stock	**(1,700.2)**	(1,390.5)	—
Proceeds from shares issued under equity compensation plans	**42.4**	177.6	58.9
Payments of minimum tax withholdings on stock-based payment awards	**(10.4)**	(9.8)	(7.7)
Payments of debt issuance, debt extinguishment, and other financing costs	**(36.2)**	(34.6)	(22.3)
Distributions to noncontrolling interests	**(55.3)**	(52.5)	(35.0)
Payment to holders of Class B Stock in connection with the Reclassification	**(1,500.0)**	—	—
Net cash provided by (used in) financing activities	**(1,819.9)**	(1,929.5)	(2,346.6)
Effect of exchange rate changes on cash and cash equivalents	**(3.5)**	(1.3)	7.2
Net increase (decrease) in cash and cash equivalents	**(65.9)**	(261.2)	379.2
Cash and cash equivalents, beginning of year	**199.4**	460.6	81.4
Cash and cash equivalents, end of year	$ **133.5**	$ 199.4	$ 460.6
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year			
Interest, net of interest capitalized	$ **386.3**	$ 368.5	$ 418.5
Income taxes, net of refunds received	$ **129.7**	$ 324.7	$ 189.7
Noncash investing and financing activities			
Additions to property, plant, and equipment	$ **183.3**	$ 304.0	$ 101.1

The accompanying notes are an integral part of these statements.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2023

1. DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business

We operate primarily in the beverage alcohol industry with operations in the U.S., Mexico, New Zealand, and Italy producing a powerful portfolio of consumer-connected, high-end imported beer brands, and higher-end wine and spirits brands.

Basis of presentation

Principles of consolidation

Our consolidated financial statements include our accounts and our majority-owned and controlled domestic and foreign subsidiaries. In addition, we have an equally-owned joint venture with Owens-Illinois. The joint venture owns and operates a state-of-the-art glass production plant which provides bottles exclusively for the Nava Brewery. We have determined that we are the primary beneficiary of this variable interest entity and accordingly, the results of operations of the joint venture are reported in the Beer segment and are included in our consolidated results of operations. All intercompany accounts and transactions are eliminated in consolidation.

Equity method investments

If we are not required to consolidate our investment in another entity, we use the equity method when we (i) can exercise significant influence over the other entity and (ii) hold common stock and/or in-substance common stock of the other entity. Under the equity method, investments are carried at cost, plus or minus our equity in the increases and decreases in the investee's net assets after the date of acquisition. We monitor our equity method investments for factors indicating other-than-temporary impairment. Dividends received from the investee reduce the carrying amount of the investment.

Management's use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Summary of significant accounting policies

Revenue recognition

Our revenue (referred to in our financial statements as "sales") consists primarily of the sale of beer, wine, and spirits domestically in the U.S. Sales of products are for cash or otherwise agreed-upon credit terms. Our payment terms vary by location and customer, however, the time period between when revenue is recognized and when payment is due is not significant. Our customers consist primarily of wholesale distributors. Our revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and our obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution, and shipping terms. We have elected to treat shipping as a fulfillment activity. Revenue is measured as the amount of consideration we expect to receive in exchange for the sale of our product. Our sales terms do not allow for a right of return except for matters related to any manufacturing defects on our part. Amounts billed to customers for shipping and handling are included in sales.

As noted, the majority of our revenues are generated from the domestic sale of beer, wine, and spirits to wholesale distributors in the U.S. Our other revenue generating activities include the export of certain of our products to select international markets, as well as the sale of our products through state alcohol beverage control agencies, on-premise, retail locations in certain markets, and 3-tier eCommerce and DTC channels. We have evaluated these other revenue generating activities under the disaggregation disclosure criteria and concluded that they are immaterial for separate disclosure. See Note 22 for disclosure of net sales by product type.

Sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates. This variable consideration is recognized as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. For example, customer promotional discount programs are entered into with certain distributors for certain periods of time. The amount ultimately reimbursed to distributors is determined based upon agreed-upon promotional discounts which are applied to distributors' sales to retailers. Other common forms of variable consideration include volume rebates for meeting established sales targets, and coupons and mail-in rebates offered to the end consumer. The determination of the reduction of the transaction price for variable consideration requires that we make certain estimates and assumptions that affect the timing and amounts of revenue and liabilities recognized. We estimate this variable consideration by taking into account factors such as the nature of the promotional activity, historical information, and current trends, availability of actual results and expectations of customer and consumer behavior.

Excise taxes remitted to tax authorities are government-imposed excise taxes primarily on our beverage alcohol products. Excise taxes are shown on a separate line item as a reduction of sales and are recognized in our results of operations when the related product sale is recognized. Excise taxes are recognized as a current liability in other accrued expenses and liabilities, with the liability subsequently reduced when the taxes are remitted to the tax authority.

Cost of product sold

The types of costs included in cost of product sold are raw materials, packaging materials, manufacturing costs, plant administrative support and overheads, and freight and warehouse costs (including distribution network costs). Distribution network costs include inbound freight charges and outbound shipping and handling costs, purchasing and receiving costs, inspection costs, and warehousing and internal transfer costs.

Selling, general, and administrative expenses

The types of costs included in selling, general, and administrative expenses consist predominately of advertising and non-manufacturing administrative and overhead costs. Distribution network costs are included in cost of product sold. We expense advertising costs as incurred, shown, or distributed. Advertising expense for the years ended February 28, 2023, February 28, 2022, and February 28, 2021, was $860.8 million, $826.4 million, and $805.0 million, respectively.

Foreign currency translation

The functional currency of our foreign subsidiaries is generally the respective local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate for the period. The resulting translation adjustments are recognized as a component of AOCI. Gains or losses resulting from foreign currency denominated transactions are included in selling, general, and administrative expenses.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with an original maturity when purchased of three months or less and are stated at cost, which approximates fair value.

Inventories

Inventories are stated at the lower of cost (primarily computed in accordance with the first-in, first-out method) or net realizable value. Elements of cost include materials, labor, and overhead.

Bulk wine inventories are included as in-process inventories within current assets, in accordance with the general practices of the wine industry, although a portion of such inventories may be aged for periods greater than one year. A substantial portion of barreled whiskey and brandy will not be sold within one year because of the duration of the aging process. All barreled spirits are classified as in-process inventories and are included in current assets, in accordance with industry practice. Warehousing, insurance, value added taxes, and other carrying charges applicable to barreled spirits held for aging are included in inventory costs.

We assess the valuation of our inventories and reduce the carrying value of those inventories that are obsolete or in excess of our forecasted usage to their estimated net realizable value based on analyses and assumptions including, but not limited to, historical usage, future demand, and market requirements.

Property, plant, and equipment

Property, plant, and equipment is stated at cost. Major additions and improvements are recognized as an increase to the property accounts, while maintenance and repairs are expensed as incurred. The cost of properties sold or otherwise disposed of and the related accumulated depreciation are eliminated from the balance sheet accounts at the time of disposal and resulting gains and losses are included as a component of operating income.

Interest incurred relating to expansion, optimization, and construction of facilities is capitalized to construction in progress. We cease the capitalization of interest when construction activities are substantially completed and the facility and related assets are available for their intended use. At this point, construction in progress is transferred to the appropriate asset class.

Depreciation

Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

	Years
Land improvements	15 to 32
Vineyards	16 to 26
Buildings and improvements	10 to 50
Machinery and equipment	3 to 35
Motor vehicles	3 to 8

Derivative instruments

We enter into derivative instruments to manage our exposure to fluctuations in foreign currency exchange rates, commodity prices, and interest rates. We enter into derivatives for risk management purposes only, including derivatives designated in hedge accounting relationships as well as those derivatives utilized as economic hedges. We do not enter into derivatives for trading or speculative purposes. We recognize all derivatives as either assets or liabilities and measure those instruments at estimated fair value (see Notes 6 and 7). We present our derivative positions gross on our balance sheets.

The change in the fair value of outstanding cash flow hedges is deferred in stockholders' equity as a component of AOCI. For all periods presented herein, gains or losses deferred in stockholders' equity as a component of AOCI are recognized in our results of operations in the same period in which the hedged items are recognized and on the same financial statement line item as the hedged items.

Changes in fair values for derivative instruments not designated in a hedge accounting relationship are recognized directly in our results of operations each period and on the same financial statement line item as the hedged item. For purposes of measuring segment operating performance, the net gain (loss) from the changes in fair value of our undesignated commodity derivative contracts, prior to settlement, is reported outside of segment operating results until such time that the underlying exposure is recognized in the segment operating results. Upon settlement, the net gain (loss) from the changes in fair value of the undesignated commodity derivative contracts is reported in the appropriate operating segment, allowing our operating segment results to reflect the economic effects of the commodity derivative contracts without the resulting unrealized mark to fair value volatility.

Cash flows from the settlement of derivatives, including both economic hedges and those designated in hedge accounting relationships, appear on our statements of cash flows in the same categories as the cash flows of the hedged items.

Fair value of financial instruments

We calculate the estimated fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, we use standard pricing models for various types of financial instruments (such as forwards, options, swaps, and convertible debt) which take into account the present value of estimated future cash flows (see Note 7).

Goodwill and other intangible assets

Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. We review our goodwill and indefinite-lived intangible assets annually for impairment, or sooner, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We use January 1 as our annual impairment test measurement date. Indefinite-lived intangible assets consist principally of trademarks. Intangible assets determined to have a finite life, primarily customer relationships, are amortized over their estimated useful lives and are subject to review for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. Note 9 provides a summary of intangible assets segregated between amortizable and nonamortizable amounts.

Income taxes

We use the asset and liability method of accounting for income taxes. This method accounts for deferred income taxes by applying statutory rates in effect at the balance sheet date to the difference between the financial reporting and tax bases of assets and liabilities. Certain income earned by foreign subsidiaries is subject to GILTI, a U.S. tax on foreign earnings. We treat the tax effect of GILTI as a current period tax expense when incurred. We provide deferred income taxes, consisting primarily of foreign withholding and state taxes, on all applicable unremitted earnings of our foreign subsidiaries. Interest and penalties are recognized as a component of (provision for) benefit from income taxes.

We recognize a tax benefit from an uncertain tax position when it is more likely than not the position will be sustained upon examination. We measure and recognize the tax benefit from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. In addition, changes in existing tax laws or rates could significantly change our current estimate of our unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined. Changes in current estimates, if significant, could have a material adverse impact on our financial statements.

Leases

We recognize right-of-use assets and lease liabilities on our balance sheet. We assess service arrangements to determine if an asset is explicitly or implicitly specified in the agreement and if we have the right to control the use of the identified asset.

The right-of-use asset and lease liability are initially measured at the present value of future lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our secured incremental borrowing rate. The incremental borrowing rates are determined using a portfolio approach based on publicly available information in connection with our unsecured borrowing rates. We elected to recognize expenses for leases with a term of 12 months or less on a straight-line basis over the lease term and not to recognize these short-term leases on the balance sheet.

The right-of-use asset and lease liability are calculated including options to extend or to terminate the lease when we determine that it is reasonably certain that we will exercise those options. In making that determination, we consider various existing economic and market factors, business strategies as well as the nature, length, and terms of the agreement. Based on our evaluation using these factors, we concluded that the exercise of renewal options or early termination options would not be reasonably certain in determining the lease term at commencement for leases we currently have in place. Assumptions made at the commencement date are re-evaluated upon occurrence of certain events such as a lease modification.

Certain of our contractual arrangements may contain both lease and non-lease components. We elected to measure the lease liability by combining the lease and non-lease components as a single lease component for all asset classes.

Certain of our leases include variable lease payments, including payments that depend on an index or rate, as well as variable payments for items such as raw materials, labor, property taxes, insurance, maintenance, and other operating expenses associated with leased assets. Certain grape purchasing arrangements include variable payments based on actual tonnage and price of grapes. In addition, certain third-party logistics arrangements include variable payments that vary depending on throughput. Such variable lease payments are excluded from the calculation of the right-of-use asset and the lease liability and are recognized in the period in which the obligation is incurred.

Indemnification liabilities
We have indemnified respective parties against certain liabilities that may arise in connection with certain acquisitions and divestitures. Indemnification liabilities are recognized when probable and estimable and included in deferred income taxes and other liabilities (see Note 16).

Stock-based employee compensation
We have two stock-based employee compensation plans (see Note 18). We apply grant date fair-value-based measurement methods in accounting for our stock-based payment arrangements and recognize all costs resulting from stock-based payment transactions, net of expected forfeitures, ratably over the requisite service period. Stock-based awards are subject to specific vesting conditions, generally time vesting, or upon retirement, disability, or death of the employee (as defined by the plan), if earlier. For awards granted to retirement-eligible employees, we recognize compensation expense ratably over the period from the date of grant to the date of retirement-eligibility.

Net income (loss) per common share attributable to CBI
Effective November 10, 2022, we have one class of common stock with a material number of shares outstanding: Class A Stock. In addition, we have another class of common stock with an immaterial number of shares outstanding: Class 1 Stock. Prior to November 10, 2022, we had an additional class of common stock with a material number of shares outstanding: Class B Stock. For additional information on the classes of common stock and the Reclassification, see Note 17.

For the years ended February 28, 2023, February 28, 2022, and February 28, 2021, we used the two-class method for the computation and presentation of net income (loss) per common share attributable to CBI (hereafter referred to as "net income (loss) per common share") (see Note 19). The two-class method is an earnings allocation formula that calculates basic and diluted net income (loss) per common share for each class of common stock separately based on dividends declared and participation rights in undistributed earnings as if all such earnings had been distributed during the period. Under the two-class method, Class A Stock was assumed to receive a 10% greater participation in undistributed earnings (losses) than Class B Stock, in accordance with the respective minimum dividend rights of each class of stock.

Net income (loss) per common share – basic excluded the effect of common stock equivalents and was computed using the two-class method. Net income (loss) per common share – diluted for Class A Stock reflected the potential dilution that could result if securities or other contracts to issue common stock were exercised or converted into common stock. Net income (loss) per common share – diluted for Class A Stock was computed using the more dilutive of the if-converted or two-class method. For the years ended February 28, 2023, and February 28, 2022, net income (loss) per common share – diluted for Class A Stock was computed using the two-class method, until such conversion took place pursuant to the Reclassification. Net income (loss) per common share – diluted for Class B Stock was computed using the two-class method and did not assume conversion of Class B Stock into shares of Class A Stock. Net income (loss) per common share – diluted for Class A Stock was computed using the if-converted method for the year ended February 28, 2021, and assumes the exercise of stock options using the treasury stock method and the conversion of Class B Stock as this method was more dilutive than the two-class method.

2.   ACQUISITIONS AND DIVESTITURES

Acquisitions

Austin Cocktails

In April 2022, we acquired the remaining 73% ownership interest in Austin Cocktails, which included a portfolio of small batch, RTD cocktails. This transaction primarily included the acquisition of goodwill and a trademark. In addition, the purchase price for Austin Cocktails includes an earn-out over five years based on performance. The results of operations of Austin Cocktails are reported in the Wine and Spirits segment and have been included in our consolidated results of operations from the date of acquisition.

Lingua Franca

In March 2022, we acquired the Lingua Franca business, including a collection of Oregon-based luxury wines, a vineyard, and a production facility. This transaction also included the acquisition of a trademark and inventory. In addition, the purchase price for Lingua Franca includes an earn-out over seven years based on performance. The results of operations of Lingua Franca are reported in the Wine and Spirits segment and have been included in our consolidated results of operations from the date of acquisition.

My Favorite Neighbor

In November 2021, we acquired the remaining 65% ownership interest in My Favorite Neighbor, a super-luxury, DTC focused wine business as well as certain wholesale distributed brands. This transaction primarily included the acquisition of goodwill, trademarks, inventory, and property, plant, and equipment. In addition, the My Favorite Neighbor transaction includes an earn-out over 10 years based on performance, with a 50% minimum guarantee due at the end of the earn-out period. The results of operations of My Favorite Neighbor are reported in the Wine and Spirits segment and have been included in our consolidated results of operations from the date of acquisition.

We recognized a gain of $13.5 million for the year ended February 28, 2022, related to the remeasurement of our previously held 35% equity interest in My Favorite Neighbor to the acquisition-date fair value. This gain is included in selling, general, and administrative expenses within our consolidated results of operations. See Note 10 for further discussion.

Copper & Kings

In September 2020, we acquired the remaining ownership interest in Copper & Kings. This acquisition included a collection of traditional and craft batch-distilled American brandies and other select spirits. The transaction primarily included the acquisition of inventory and property, plant, and equipment. The results of operations of Copper & Kings are reported in the Wine and Spirits segment and have been included in our consolidated results of operations from the date of acquisition.

Empathy Wines

In June 2020, we acquired Empathy Wines, including the acquisition of a digitally-native wine brand which strengthens our position in the DTC and other eCommerce markets. This transaction primarily included the acquisition of goodwill, trademarks, and inventory. In addition, the purchase price for Empathy Wines includes an earn-out over five years based on performance. The results of operations of Empathy Wines are reported in the Wine and Spirits segment and have been included in our consolidated results of operations from the date of acquisition.

Divestitures

2022 Wine Divestiture

On October 6, 2022, we sold certain of our mainstream and premium wine brands and related inventory. The net cash proceeds from the 2022 Wine Divestiture were utilized primarily to reduce outstanding borrowings. Prior to the 2022 Wine Divestiture, we recorded the results of operations of these brands in the Wine and Spirits segment. The following table summarizes the net gain recognized in connection with this divestiture, for the year ended February 28, 2023:

(in millions)	
Cash received from buyer	$ 96.7
Net assets sold	(66.9)
Direct costs to sell [1]	(14.8)
Gain on sale of business [2]	$ 15.0

[1]   Includes certain contract termination costs.

[2]   Included in selling, general, and administrative expenses within our consolidated results of operations.

Paul Masson Divestiture

On January 12, 2021, we sold the Paul Masson Grande Amber Brandy brand, related inventory, and interests in certain contracts. We received cash proceeds of $267.4 million, net of post-closing adjustments, which were used for general corporate purposes. Prior to the Paul Masson Divestiture, we recorded the results of operations of our Paul Masson Grande Amber Brandy business in the Wine and Spirits segment. In connection with the Paul Masson Divestiture, we entered into a transition services agreement with Sazerac Company whereby our retained Mission Bell facility will provide certain bulk wine processing services at market rates for a period of up to three years. The following table summarizes the net gain recognized, primarily for the year ended February 28, 2021, in connection with this divestiture:

(in millions)	
Cash received from buyer	$ 272.0
Net assets sold	(206.4)
Contract termination	(4.0)
Direct costs to sell	(3.2)
Gain on sale of business [1]	$ 58.4

[1]   Included in selling, general, and administrative expenses within our consolidated results of operations.

Wine and Spirits Divestitures

On January 5, 2021, we sold a portion of our wine and spirits business, including lower-margin, lower growth wine and spirits brands, related inventory, interests in certain contracts, wineries, vineyards, offices, and facilities. We received net cash proceeds of $538.4 million, from the Wine and Spirits Divestiture, net of post-closing adjustments. In addition, we had the potential to earn an incremental $250 million of contingent consideration if certain brand performance targets were met over a two-year period after closing. As of January 5, 2023, the threshold brand performance targets were not met, accordingly no incremental proceeds in the form of contingent consideration were received.

On January 5, 2021, in a separate, but related transaction with the same buyer, Gallo, we also sold the New Zealand-based Nobilo Wine brand and certain related assets. We received cash proceeds of $129.0 million, from the Nobilo Wine Divestiture, net of post-closing adjustments.

In connection with the Wine and Spirits Divestitures, we entered into certain transition services agreements with Gallo whereby we provide certain cellar, package, and storage services primarily at Mission Bell. We recorded a $13.0 million liability related to the unfavorable transition services agreements, which was included in the net loss on sale of business for the year ended February 28, 2021, and is being amortized over the expected term of the contracts to selling, general, and administrative expenses both within our consolidated results of operations.

The cash proceeds from the Wine and Spirits Divestitures were utilized to reduce outstanding debt and for other general corporate purposes. Prior to the Wine and Spirits Divestitures, we recorded the results of operations for this portion of our business in the Wine and Spirits segment. The following table summarizes the net loss recognized, primarily for the year ended February 28, 2021, in connection with these divestitures:

(in millions)		
Cash received from buyer	$	667.4
Net assets sold		(669.2)
Transition services agreements		(13.0)
Direct costs to sell		(8.5)
AOCI reclassification adjustments, primarily foreign currency translation		(5.1)
Other		(5.2)
Loss on sale of business [1]	$	(33.6)

[1] Included in selling, general, and administrative expenses within our consolidated results of operations.

Concentrate Business Divestiture
On December 29, 2020, we sold certain brands used in our concentrates and high-color concentrate business, and certain related intellectual property, inventory, interests in certain contracts, and other assets. Prior to the Concentrate Business Divestiture, we recorded the results of operations of our concentrates and high-color concentrate business in the Wine and Spirits segment.

Ballast Point Divestiture
On March 2, 2020, we sold the Ballast Point craft beer business, including a number of its associated production facilities and brewpubs. Prior to the Ballast Point Divestiture, we recorded the results of operations of the Ballast Point craft beer business in the Beer segment. We received cash proceeds of $41.1 million, which were primarily utilized to reduce outstanding borrowings.

3. INVENTORIES

The components of inventories are as follows:

(in millions)	February 28, 2023		February 28, 2022	
Raw materials and supplies	$	245.5	$	185.3
In-process inventories		967.8		804.8
Finished case goods		685.4		583.1
	$	1,898.7	$	1,573.2

We evaluated the carrying value of certain inventories and recognized the following in cost of product sold within our consolidated results of operations:

	For the Years Ended					
(in millions)	February 28, 2023		February 28, 2022 [1]		February 28, 2021 [2]	
Loss on inventory write-down	$	23.1	$	87.7	$	100.7

(1)   We recognized a loss predominantly from excess inventory of hard seltzers, within the Beer segment, largely resulting from a slowdown in the overall category which occurred in early Fiscal 2022.

(2)   We recognized a loss primarily in connection with the write-down of certain grapes, within the Wine and Spirits segment, as a result of smoke damage sustained during the 2020 U.S. wildfires.

4.   PREPAID EXPENSES AND OTHER

The major components of prepaid expenses and other are as follows:

(in millions)	February 28, 2023		February 28, 2022	
Derivative assets	$	136.2	$	92.6
Prepaid taxes		129.5		254.1
Value added taxes receivable		100.5		193.0
Income taxes receivable		73.7		27.2
Assets held for sale [1]		7.7		—
Other		114.7		91.2
	$	562.3	$	658.1

(1)   Assets held for sale balance at February 28, 2023, includes current assets related to the Mexicali Brewery. See "Mexicali Brewery" within Note 5 for further discussion.

5.   PROPERTY, PLANT, AND EQUIPMENT

The major components of property, plant, and equipment are as follows:

(in millions)	February 28, 2023 [1] [2]		February 28, 2022 [3]	
Land and land improvements	$	477.2	$	456.2
Vineyards		243.5		255.3
Buildings and improvements		1,800.4		1,109.4
Machinery and equipment		5,277.9		4,827.8
Motor vehicles		186.1		140.0
Construction in progress [4]		1,272.0		1,223.2
		9,257.1		8,011.9
Less – Accumulated depreciation		(2,391.9)		(1,952.3)
	$	6,865.2	$	6,059.6

(1)   The property, plant, and equipment balance excludes Mexicali Brewery amounts reclassified to assets held for sale. See "Mexicali Brewery" below for further discussion.

(2)   The property, plant, and equipment balance is net of an impairment of long-lived assets, including the Daleville Facility, of $51.6 million. See "Daleville Facility" below and Note 7 for further discussion.

(3)   The property, plant, and equipment balance is net of an impairment of brewery construction in progress of $665.9 million. See Note 7 for further discussion.

(4)   Interest costs incurred during the expansion, optimization, and construction of facilities are capitalized to construction in progress. We capitalized interest costs of $36.5 million, $25.3 million, and $31.5 million for the years ended February 28, 2023, February 28, 2022, and February 28, 2021, respectively, primarily due to the Mexico Beer Projects.

Mexicali Brewery

As of February 28, 2023, we determined the remaining Mexicali Brewery net assets have met held for sale criteria. The carrying value of assets held for sale are included in prepaid expenses and other and other assets within our consolidated balance sheet and we have concluded that no additional impairment existed. We are pursuing the sale of the remaining net assets at the Mexicali Brewery after exploring various options; however, we may not be successful in completing any such sale or obtaining other forms of recovery.

Lodi Distribution Center

In December 2021, we purchased a previously leased wine and spirits distribution facility located in Lodi, California.

Subsequent event

Daleville Facility

In March 2023, we entered into a definitive agreement to sell the Daleville Facility. We expect the transaction to close during the three months ending May 31, 2023, subject to required regulatory approvals and customary closing conditions. The net cash proceeds from the transaction are expected to be used primarily for general corporate purposes, including retirement of debt.

6.   DERIVATIVE INSTRUMENTS

Overview

We are exposed to market risk from changes in foreign currency exchange rates, commodity prices, interest rates, and equity prices that could affect our results of operations and financial condition. The impact on our results and financial position and the amounts reported in our financial statements will vary based upon the currency, commodity, interest rate, and equity market movements during the period, the effectiveness and level of derivative instruments outstanding, and whether they are designated and qualify for hedge accounting.

The estimated fair values of our derivative instruments change with fluctuations in currency rates, commodity prices, interest rates, and/or equity prices and are expected to offset changes in the values of the underlying exposures. Our derivative instruments are held solely to manage our exposures to the aforementioned market risks as part of our normal business operations. We follow strict policies to manage these risks and do not enter into derivative instruments for trading or speculative purposes.

We have an investment in certain equity securities and other rights which provide us with the option to purchase an additional ownership interest in the equity securities of Canopy (see Note 10). This investment is included in securities measured at fair value and is accounted for at fair value, with the net gain (loss) from the changes in fair value of this investment recognized in income (loss) from unconsolidated investments (see Note 7). We expect to no longer have this investment if the Canopy Transaction is completed.

The aggregate notional value of outstanding derivative instruments is as follows:

	February 28, 2023		February 28, 2022	
(in millions)				
Derivative instruments designated as hedging instruments				
Foreign currency contracts	$	1,969.5	$	1,863.2
Pre-issuance hedge contracts	$	—	$	100.0
Derivative instruments not designated as hedging instruments				
Foreign currency contracts	$	831.7	$	497.6
Commodity derivative contracts	$	416.5	$	291.1

Cash flow hedges

Our derivative instruments designated in hedge accounting relationships are designated as cash flow hedges. We are exposed to foreign denominated cash flow fluctuations primarily in connection with third party and intercompany sales and purchases. We primarily use foreign currency forward contracts to hedge certain of these risks. In addition, we utilize interest rate swap, treasury lock, and swap lock contracts periodically to manage our exposure to changes in interest rates. Derivatives managing our cash flow exposures generally mature within three years or less, with a maximum maturity of five years.

To qualify for hedge accounting treatment, the details of the hedging relationship must be formally documented at inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risk that is being hedged, the derivative instrument, how effectiveness is being assessed, and how ineffectiveness will be measured. The derivative must be highly effective in offsetting changes in the cash flows of the risk being hedged. Throughout the term of the designated cash flow hedge relationship on at least a quarterly basis, a retrospective evaluation and prospective assessment of hedge effectiveness is performed based on quantitative and qualitative measures. All components of our derivative instruments' gains or losses are included in the assessment of hedge effectiveness.

When we determine that a derivative instrument which qualified for hedge accounting treatment has ceased to be highly effective as a hedge, we discontinue hedge accounting prospectively. In the event the relationship is no longer effective, we recognize the change in the fair value of the hedging derivative instrument from the date the hedging derivative instrument became no longer effective immediately in our results of operations. We also discontinue hedge accounting prospectively when (i) a derivative expires or is sold, terminated, or exercised; (ii) it is no longer probable that the forecasted transaction will occur; or (iii) we determine that designating the derivative as a hedging instrument is no longer appropriate. When we discontinue hedge accounting prospectively, but the original forecasted transaction continues to be probable of occurring, the existing gain or loss of the derivative instrument remains in AOCI and is reclassified into earnings (losses) when the forecasted transaction occurs. When it becomes probable that the forecasted transaction will not occur, any remaining gain or loss in AOCI is recognized immediately in our results of operations.

We expect $87.2 million of net gains, net of income tax effect, to be reclassified from AOCI to our results of operations within the next 12 months.

Undesignated hedges

Certain of our derivative instruments do not qualify for hedge accounting treatment; for others, we choose not to maintain the required documentation to apply hedge accounting treatment. These undesignated instruments are primarily used to economically hedge our exposure to fluctuations in the value of foreign currency denominated receivables and payables; foreign currency investments, primarily consisting of loans to subsidiaries and foreign-denominated investments, and cash flows related primarily to the repatriation of those loans or investments; and commodity prices, including aluminum, corn, diesel fuel, and natural gas prices. We primarily use foreign currency forward and option contracts, generally less than 12 months in duration, and commodity swap contracts, generally less than 36 months in duration, with a maximum maturity of four years, to hedge some of these risks. In addition, from time to time, we utilize interest rate swap contracts, generally less than six months in duration, to economically hedge our exposure to changes in interest rates associated with the financing of significant investments and acquisitions. Our derivative policy permits the use of undesignated derivatives as approved by senior management.

Credit risk

We are exposed to credit-related losses if the counterparties to our derivative contracts default. This credit risk is limited to the fair value of the derivative contracts. To manage this risk, we contract only with major financial institutions that have earned investment-grade credit ratings and with whom we have standard International Swaps and Derivatives Association agreements which allow for net settlement of the derivative contracts. We have also established counterparty credit guidelines that are regularly monitored. Because of these safeguards, we believe the risk of loss from counterparty default to be immaterial.

In addition, our derivative instruments are not subject to credit rating contingencies or collateral requirements. As of February 28, 2023, the estimated fair value of derivative instruments in a net liability position due to counterparties was $2.0 million. If we were required to settle the net liability position under these derivative instruments on February 28, 2023, we would have had sufficient available liquidity on hand to satisfy this obligation.

Results of period derivative activity

The estimated fair value and location of our derivative instruments on our balance sheets are as follows (see Note 7):

	Assets			Liabilities	
	February 28, 2023	February 28, 2022		February 28, 2023	February 28, 2022
(in millions)					
Derivative instruments designated as hedging instruments					
Foreign currency contracts:					
Prepaid expenses and other	$ 109.1	$ 28.6	Other accrued expenses and liabilities	$ 9.8	$ 5.9
Other assets	$ 134.5	$ 25.1	Deferred income taxes and other liabilities	$ 3.5	$ 8.6
Pre-issuance hedge contracts:					
Other assets	$ —	$ —	Deferred income taxes and other liabilities	$ —	$ 0.4
Derivative instruments not designated as hedging instruments					
Foreign currency contracts:					
Prepaid expenses and other	$ 5.9	$ 2.7	Other accrued expenses and liabilities	$ 3.9	$ 3.3
Commodity derivative contracts:					
Prepaid expenses and other	$ 21.2	$ 61.3	Other accrued expenses and liabilities	$ 19.5	$ 0.7
Other assets	$ 4.6	$ 29.7	Deferred income taxes and other liabilities	$ 8.3	$ 0.2

The principal effect of our derivative instruments designated in cash flow hedging relationships on our results of operations, as well as OCI, net of income tax effect, is as follows:

Derivative Instruments in Designated Cash Flow Hedging Relationships	Net Gain (Loss) Recognized in OCI	Location of Net Gain (Loss) Reclassified from AOCI to Income (Loss)	Net Gain (Loss) Reclassified from AOCI to Income (Loss)
(in millions)			
For the Year Ended February 28, 2023			
Foreign currency contracts	$ 221.5	Sales	$ (1.3)
		Cost of product sold	50.8
Pre-issuance hedge contracts	15.7	Interest expense	(0.9)
	$ 237.2		$ 48.6
For the Year Ended February 28, 2022			
Foreign currency contracts	$ 6.4	Sales	$ (1.1)
		Cost of product sold	37.3
Pre-issuance hedge contracts	(0.3)	Interest expense	(2.3)
	$ 6.1		$ 33.9

Derivative Instruments in Designated Cash Flow Hedging Relationships	Net Gain (Loss) Recognized in OCI	Location of Net Gain (Loss) Reclassified from AOCI to Income (Loss)	Net Gain (Loss) Reclassified from AOCI to Income (Loss)
(in millions)			
For the Year Ended February 28, 2021			
Foreign currency contracts	$ (31.1)	Sales	$ 1.4
		Cost of product sold	(25.4)
Interest rate swap contracts	(0.6)	Interest expense	(1.1)
Pre-issuance hedge contracts	(16.1)	Interest expense	(1.8)
	$ (47.8)		$ (26.9)

The effect of our undesignated derivative instruments on our results of operations is as follows:

Derivative Instruments Not Designated as Hedging Instruments	Location of Net Gain (Loss) Recognized in Income (Loss)	Net Gain (Loss) Recognized in Income (Loss)
(in millions)		
For the Year Ended February 28, 2023		
Commodity derivative contracts	Cost of product sold	$ (15.0)
Foreign currency contracts	Selling, general, and administrative expenses	(19.8)
		$ (34.8)
For the Year Ended February 28, 2022		
Commodity derivative contracts	Cost of product sold	$ 109.9
Foreign currency contracts	Selling, general, and administrative expenses	(16.7)
		$ 93.2
For the Year Ended February 28, 2021		
Commodity derivative contracts	Cost of product sold	$ 25.1
Foreign currency contracts	Selling, general, and administrative expenses	(17.4)
		$ 7.7

7.   FAIR VALUE OF FINANCIAL INSTRUMENTS

Authoritative guidance establishes a framework for measuring fair value, including a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy includes three levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities;
- Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as volatility, interest rates, and yield curves that are observable for the asset or liability, either directly or indirectly; and
- Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Fair value methodology

The following methods and assumptions are used to estimate the fair value for each class of our financial instruments:

Foreign currency and commodity derivative contracts

The fair value is estimated using market-based inputs, obtained from independent pricing services, entered into valuation models. These valuation models require various inputs, including contractual terms, market foreign exchange prices, market commodity prices, interest-rate yield curves, and currency volatilities, as applicable (Level 2 fair value measurement).

Interest rate swap and Pre-issuance hedge contracts

The fair value is estimated based on quoted market prices from respective counterparties. Quotes are corroborated by using discounted cash flow calculations based upon forward interest-rate yield curves, which are obtained from independent pricing services (Level 2 fair value measurement).

Canopy investment

Equity securities, Warrants – The November 2018 Canopy Warrants consist of three tranches of warrants, including 88.5 million Tranche A Warrants expiring November 1, 2023, which are currently exercisable, 38.4 million Tranche B Warrants expiring November 1, 2026, and 12.8 million Tranche C Warrants expiring November 1, 2026. If the Canopy Transaction is completed we intend to surrender the November 2018 Canopy Warrants for cancellation. The inputs used to estimate the fair value of the November 2018 Canopy Warrants are as follows[1][2]:

		February 28, 2023		February 28, 2022	
		Tranche A Warrants [3]	Tranche B Warrants [4]	Tranche A Warrants [3]	Tranche B Warrants [4]
Exercise price [5]	C$	50.40 C$	76.68 C$	50.40 C$	76.68
Valuation date stock price [6]	C$	3.17 C$	3.17 C$	9.04 C$	9.04
Remaining contractual term [7]		0.7 years	3.7 years	1.7 years	4.7 years
Expected volatility [8]		100.0 %	100.0 %	75.0 %	75.0 %
Risk-free interest rate [9]		4.6 %	3.7 %	1.4 %	1.7 %
Expected dividend yield [10]		0.0 %	0.0 %	0.0 %	0.0 %

[1]   The exercise price for the Tranche C Warrants is based on the VWAP Exercise Price. The Tranche C Warrants are not included in the table as there is no fair value assigned.

[2]   In connection with the Acreage Transaction, we obtained other rights which include a share repurchase credit. If Canopy has not purchased the lesser of 27,378,866 Canopy common shares, or C$1,583.0 million worth of Canopy common shares for cancellation between April 18, 2019, and two-years after the full exercise of the Tranche A Warrants, we will be credited an amount that will reduce the aggregate exercise price otherwise payable upon each exercise of the Tranche B Warrants and Tranche C Warrants. The credit will be an amount equal to the difference between C$1,583.0 million and the actual price paid by Canopy in purchasing its common shares for cancellation. The likelihood of receiving the share repurchase credit if we were to fully exercise the Tranche A Warrants is remote, therefore, no fair value has been assigned.

[3]   The fair value is estimated using the Black-Scholes option-pricing model (Level 2 fair value measurement).

[4]   The fair value is estimated using Monte Carlo simulations (Level 2 fair value measurement).

[5]   Based on the exercise price from the applicable underlying agreements.

[6]   Based on the closing market price for Canopy common shares on the TSX as of the applicable date.

[7]   Based on the expiration date of the warrants.

[8]   Based on consideration of historical and/or implied volatility levels of the underlying equity security and limited consideration of historical peer group volatility levels.

(9) Based on the implied yield currently available on Canadian Treasury zero coupon issues with a remaining term equal to the expiration date of the applicable warrants.

(10) Based on historical dividend levels.

Debt securities – We have elected the fair value option to account for the Canopy Debt Securities. Interest income on the Canopy Debt Securities is calculated using the effective interest method and is recognized separately from the changes in fair value in interest expense. The Canopy Debt Securities have a contractual maturity of five years from the date of issuance but may be settled prior to maturity by either party upon the occurrence of certain events. The fair value is estimated using a binomial lattice option-pricing model (Level 2 fair value measurement), which includes an estimate of the credit spread based on market spreads using bond data as of the valuation date. In April 2023, we extended the maturity of the remaining Canopy Debt Securities by exchanging them for the 2023 Canopy Promissory Note. If the Canopy Amendment is authorized by Canopy's shareholders, we maintain our intention to negotiate an exchange of the principal amount of the 2023 Canopy Promissory Note for Exchangeable Shares, although neither we nor Canopy has any binding obligation to do so. For additional information, refer to Note 10.

The inputs used to estimate the fair value of the Canopy Debt Securities are as follows:

	February 28, 2023	February 28, 2022
Conversion price [1]	C$ 48.17	C$ 48.17
Valuation date stock price [2]	C$ 3.17	C$ 9.04
Remaining term [3]	0.4 years	1.4 years
Expected volatility [4]	100.0 %	75.0 %
Risk-free interest rate [5]	4.6 %	1.4 %
Expected dividend yield [6]	0.0 %	0.0 %

[1] Based on the rate which the Canopy Debt Securities may be settled. In June 2022, the Canopy Debt Securities were amended to remove Canopy's right to settle the Canopy Debt Securities on conversion into Canopy common shares. As a result, the Canopy Debt Securities may only be settled in cash. Prior to the June 2022 amendment, the Canopy Debt Securities could be settled, at Canopy's option, in cash, Canopy common shares, or a combination thereof.

[2] Based on the closing market price for Canopy common shares on the TSX as of the applicable date.

[3] Based on the contractual maturity date of the notes.

[4] Based on consideration of historical and/or implied volatility levels of the underlying equity security, adjusted for certain risks associated with debt securities, as appropriate.

[5] Based on the implied yield currently available on Canadian Treasury zero coupon issues with a term equal to the remaining contractual term of the Canopy Debt Securities.

[6] Based on historical dividend levels.

Short-term borrowings
Our short-term borrowings consist of our commercial paper program and the revolving credit facility under our senior credit facility. The revolving credit facility is a variable interest rate bearing note with a fixed margin, adjustable based upon our debt rating (as defined in our senior credit facility). For these short-term borrowings the carrying value approximates the fair value.

Long-term debt
The term loans under our term credit agreements are variable interest rate bearing notes with a fixed margin, adjustable based upon our debt rating. The carrying values approximate the fair value of the term loans. The fair value of the remaining fixed interest rate long-term debt is estimated by discounting cash flows using interest rates currently available for debt with similar terms and maturities (Level 2 fair value measurement).

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, approximate fair value as of February 28, 2023, and February 28, 2022, due to the relatively short maturity of these instruments. As of February 28, 2023, the carrying amount of long-term debt, including the current portion, was $11,296.0 million, compared with an estimated fair value of $10,236.0 million. As of February 28, 2022, the carrying amount of long-term debt, including the current portion, was $10,093.5 million, compared with an estimated fair value of $10,345.3 million.

Recurring basis measurements

The following table presents our financial assets and liabilities measured at estimated fair value on a recurring basis:

| | Fair Value Measurements Using | | | |
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
(in millions)				
February 28, 2023				
Assets:				
Foreign currency contracts	$ —	$ 249.5	$ —	$ 249.5
Commodity derivative contracts	$ —	$ 25.8	$ —	$ 25.8
November 2018 Canopy Warrants [1]	$ —	$ 0.2	$ —	$ 0.2
Canopy Debt Securities [1]	$ —	$ 69.6	$ —	$ 69.6
Liabilities:				
Foreign currency contracts	$ —	$ 17.2	$ —	$ 17.2
Commodity derivative contracts	$ —	$ 27.8	$ —	$ 27.8
February 28, 2022				
Assets:				
Foreign currency contracts	$ —	$ 56.4	$ —	$ 56.4
Commodity derivative contracts	$ —	$ 91.0	$ —	$ 91.0
November 2018 Canopy Warrants [1]	$ —	$ 36.3	$ —	$ 36.3
Canopy Debt Securities [1]	$ —	$ 146.6	$ —	$ 146.6
Liabilities:				
Foreign currency contracts	$ —	$ 17.8	$ —	$ 17.8
Commodity derivative contracts	$ —	$ 0.9	$ —	$ 0.9
Pre-issuance hedge contracts	$ —	$ 0.4	$ —	$ 0.4

[1] Unrealized net gain (loss) from the changes in fair value of our securities measured at fair value recognized in income (loss) from unconsolidated investments, are as follows:

	February 28, 2023	February 28, 2022
(in millions)		
November 2018 Canopy Warrants	$ (36.1)	$ (1,603.4)
Canopy Debt Securities [i]	(9.8)	(41.3)
	$ (45.9)	$ (1,644.7)

[i] In July 2022, we received 29.2 million common shares of Canopy through the exchange of C$100.0 million principal amount of our Canopy Debt Securities. We continued to hold Canopy Debt Securities of C$100.0 million principal amount as of February 28, 2023. For additional information, refer to Note 10.

Nonrecurring basis measurements

The following table presents our assets and liabilities measured at estimated fair value on a nonrecurring basis for which an impairment assessment was performed for the periods presented:

	Fair Value Measurements Using			
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
(in millions)				
For the Year Ended February 28, 2023				
Equity method investments	$ 398.4	$ —	$ —	$ 1,060.3
Long-lived assets	—	—	6.3	53.5
Trademarks	—	—	—	13.0
	$ 398.4	$ —	$ 6.3	$ 1,126.8
For the Year Ended February 28, 2022				
Long-lived assets	$ —	$ —	$ 20.0	$ 665.9
For the Year Ended February 28, 2021				
Long-lived assets held for sale	$ —	$ —	$ —	$ 24.0
Trademarks	—	—	4.0	6.0
	$ —	$ —	$ 4.0	$ 30.0

Equity method investments

As of August 31, 2022, we evaluated the Canopy Equity Method Investment and determined there was an other-than-temporary impairment based on several contributing factors, including: (i) the period of time for which the fair value had been less than the carrying value and the uncertainty surrounding Canopy's stock price recovering in the near-term, (ii) Canopy recording a significant impairment of goodwill related to its cannabis operations during its three months ended June 30, 2022, and (iii) the uncertainty of U.S. federal cannabis permissibility. As a result, the Canopy Equity Method Investment with a carrying value of $1,695.1 million was written down to its estimated fair value of $634.8 million, resulting in an impairment of $1,060.3 million. This loss from impairment was included in income (loss) from unconsolidated investments within our consolidated results for the year ended February 28, 2023. The estimated fair value was determined based on the closing price of the underlying equity security as of August 31, 2022. As of February 28, 2023, the estimated fair value was $398.4 million, as such, we evaluated the Canopy Equity Method Investment for an additional other-than-temporary impairment. If Canopy's stock price does not recover above our carrying value in the near-term there may be a future impairment of the Canopy Equity Method Investment. For additional information, refer to Note 10.

Long-lived assets

For the year ended February 28, 2023, in connection with certain continued negative trends within our Beer segment's craft beer business, management updated its long-term financial forecasts for this business and determined it was no longer part of the beer asset group. This change in financial forecasts indicated it was more likely than not the fair value of our long-lived assets associated with the craft beer business might be below its carrying value. Accordingly, we performed a quantitative assessment for impairment. As a result, certain long-lived assets with a carrying value of $59.8 million were written down to their estimated fair value of $6.3 million, resulting in a total loss of $53.5 million. This loss was included in selling, general, and administrative expenses within our consolidated results of operations for the year ended February 28, 2023. These assets consisted primarily of property, plant, and equipment, including the Daleville Facility. Our estimated fair value was primarily based on the cash flows expected to be generated by the assets.

In April 2021, our Board of Directors authorized management to sell or abandon the Mexicali Brewery. Subsequently, management determined that we will be unable to use or repurpose certain assets at the Mexicali Brewery. Accordingly, for the first quarter of Fiscal 2022, long-lived assets with a carrying value of $685.9 million were written down to their estimated fair value of $20.0 million, resulting in an impairment of $665.9 million. This impairment was included in impairment of brewery construction in progress within our consolidated results of operations for the year ended February 28, 2022. Our estimate of fair value was determined based on the expected salvage value of the assets. The Mexicali Brewery is a component of the Beer segment. In April 2022, we announced that, with the assistance of the Mexican government and state and local officials in Mexico, we acquired land in Veracruz for the construction of the Veracruz Brewery where there is ample water and we will have a skilled workforce to meet our long-term needs. The design and construction process for the Veracruz Brewery is underway. In the medium-term, under normal operating conditions, we have ample capacity at our current Mexican breweries to meet consumer needs based on current growth forecasts and current and planned production capabilities. Expansion, optimization, and/or construction activities continue at our breweries in Mexico to align with our anticipated future growth expectations.

Long-lived assets held for sale

For the year ended February 28, 2021, primarily in connection with the Wine and Spirits Divestitures and the Concentrate Business Divestiture, long-lived assets held for sale with a carrying value of $736.4 million were written down to their estimated fair value of $712.4 million, less costs to sell, resulting in a total loss of $24.0 million. This loss was included in selling, general, and administrative expenses within our consolidated results of operations. These assets consisted primarily of goodwill, intangible assets, and certain winery and vineyard assets which had satisfied the conditions necessary to be classified as held for sale. Our estimated fair value was determined as of November 30, 2020, primarily based on the expected proceeds from the Wine and Spirits Divestitures and the Concentrate Business Divestiture, excluding the then-potential contingent consideration.

Trademarks

For the year ended February 28, 2023, in connection with certain continued negative trends within our Beer segment's Funky Buddha and Four Corners craft beer portfolios, management updated its long-term financial forecasts for these portfolios. As a result, the Funky Buddha and Four Corners craft beer trademark assets with a net carrying value of $13.0 million were written-off, resulting in an impairment of $13.0 million. This impairment was included in selling, general, and administrative expenses within our consolidated results of operations for the year ended February 28, 2023.

For the year ended February 28, 2021, certain negative trends within our Beer segment's Four Corners craft beer portfolio, including slower growth rates and increased competition, resulted in updated long-term financial forecasts. The updated forecasts indicated it was more likely than not the fair value of our indefinite-lived intangible asset associated with the Four Corners trademark might be below its carrying value. Accordingly, we performed a quantitative assessment for impairment. As a result of this assessment, the Four Corners trademark asset with a carrying value of $10.0 million was written down to its estimated fair value of $4.0 million, resulting in an impairment of $6.0 million. This impairment was included in selling, general, and administrative expenses within our consolidated results of operations for the year ended February 28, 2021.

When performing a quantitative assessment for impairment of a trademark asset, we measure the amount of impairment by calculating the amount by which the carrying value of the trademark asset exceeds its estimated fair value. The estimated fair value is determined based on an income approach using the relief from royalty method, which assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to exploit the related benefits of the trademark asset. The cash flow projections we use to estimate the fair value of our trademark assets involve several assumptions, including (i) projected revenue growth rates, (ii) estimated royalty rates, (iii) after-tax royalty savings expected from ownership of the trademarks, and (iv) discount rates used to derive the estimated fair value of the trademark assets.

8.   GOODWILL

The changes in the carrying amount of goodwill are as follows:

(in millions)	Beer	Wine and Spirits	Consolidated
Balance, February 28, 2021	$ 5,125.6	$ 2,667.9	$ 7,793.5
Purchase accounting allocations [1]	—	79.6	79.6
Foreign currency translation adjustments	(4.9)	(5.8)	(10.7)
Balance, February 28, 2022	5,120.7	2,741.7	7,862.4
Purchase accounting allocations [2]	—	26.3	26.3
2022 Wine Divestiture	—	(24.5)	(24.5)
Foreign currency translation adjustments	68.2	(7.0)	61.2
Balance, February 28, 2023	$ 5,188.9	$ 2,736.5	$ 7,925.4

[1]   Preliminary purchase accounting allocations associated with the acquisition of My Favorite Neighbor and purchase accounting allocations associated with the acquisition of Empathy Wines.

[2]   Purchase accounting allocations associated with the acquisitions of Austin Cocktails, Lingua Franca, and My Favorite Neighbor.

9.   INTANGIBLE ASSETS

The major components of intangible assets are as follows:

	February 28, 2023		February 28, 2022	
	Gross Carrying Amount	Net Carrying Amount	Gross Carrying Amount	Net Carrying Amount
(in millions)				
Amortizable intangible assets				
Customer relationships	$ 85.7	$ 17.7	$ 87.1	$ 21.7
Other	20.8	—	20.9	—
Total	$ 106.5	17.7	$ 108.0	21.7
Nonamortizable intangible assets				
Trademarks		2,710.4		2,733.5
Total intangible assets		$ 2,728.1		$ 2,755.2

We did not incur costs to renew or extend the term of acquired intangible assets for the years ended February 28, 2023, February 28, 2022, and February 28, 2021. Net carrying amount represents the gross carrying value net of accumulated amortization. Amortization expense for intangible assets was $3.2 million, $5.1 million, and $5.3 million for the years ended February 28, 2023, February 28, 2022, and February 28, 2021, respectively.

Estimated amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

(in millions)	
Fiscal 2024	$ 1.4
Fiscal 2025	$ 1.3
Fiscal 2026	$ 1.3
Fiscal 2027	$ 1.3
Fiscal 2028	$ 1.3
Thereafter	$ 11.1

10.   EQUITY METHOD INVESTMENTS

Our equity method investments are as follows:

	February 28, 2023		February 28, 2022	
	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
(in millions)				
Canopy Equity Method Investment [1] [2]	$ 485.8	34.7 %	$ 2,503.5	36.1 %
Other equity method investments	177.5	20%-50%	185.2	20%-50%
	$ 663.3		$ 2,688.7	

[1] The fair value based on the closing price of the underlying equity security as of February 28, 2023, and February 28, 2022, was $398.4 million and $1,014.8 million, respectively. The balance at February 28, 2023, is net of a $1,060.3 million impairment of our Canopy Equity Method Investment (see "Canopy Equity Method Investment" below).

[2] Includes the following:

	Common Shares	Purchase Price
(in millions)		
November 2017 Canopy Investment	18.9	$ 130.1
November 2018 Canopy Investment	104.5	2,740.3
May 2020 Canopy Investment	18.9	173.9
July 2022 Canopy Investment [i]	29.2	76.8
	171.5	$ 3,121.1

[i] In June 2022, certain holders of Canopy Debt Securities agreed to exchange C$262.6 million aggregate principal amount of their Canopy Debt Securities to Canopy at 99% of principal value for newly issued Canopy common shares. As part of this transaction, we exchanged C$100.0 million principal amount of our Canopy Debt Securities for Canopy common shares which we received in July 2022. This exchange did not significantly change our Canopy ownership percentage.

Canopy Equity Method Investment

We complement our beverage alcohol strategy with our investment in Canopy, a leading provider of medicinal and adult-use cannabis products. Equity in earnings (losses) from the Canopy Equity Method Investment and related activities is determined by recording the effect of basis differences. Amounts included in our consolidated results of operations for each period are as follows:

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
(in millions)			
Equity in earnings (losses) from Canopy and related activities [1]	$ (949.3)	$ (73.6)	$ (679.0)

[1] Includes a $461.4 million goodwill impairment related to Canopy's cannabis operations and $359.6 million of costs designed to improve Canopy's organizational focus, streamline operations, and align production capability with projected demand for the years ended February 28, 2023, and February 28, 2021, respectively.

In May 2020, we exercised the November 2017 Canopy Warrants at an exercise price of C$12.98 per warrant share for C$245.0 million, or $173.9 million. We entered into foreign currency forward contracts to fix the U.S. dollar cost of the May 2020 Canopy Investment. For the year ended February 28, 2021, we recognized net losses on the foreign currency forward contracts of $7.5 million, in selling, general, and administrative expenses within our consolidated results of operations. The payment at maturity of the derivative instruments is reported as cash flows from investing activities in investments in equity method investees and securities for the year ended February 28, 2021.

We evaluated the Canopy Equity Method Investment as of August 31, 2022, and determined there was an other-than-temporary impairment. Our conclusion was based on several contributing factors, including: (i) the period of time for which the fair value had been less than the carrying value and the uncertainty surrounding Canopy's stock price recovering in the near-term, (ii) Canopy recording a significant impairment of goodwill related to its cannabis operations during its three months ended June 30, 2022, and (iii) the uncertainty of U.S. federal cannabis permissibility.

We have evaluated the Canopy Equity Method Investment as of February 28, 2023, and determined that there was not an other-than-temporary impairment. Our conclusion was based primarily on the period of time for which the fair value has been less than the carrying value. We will continue to review the Canopy Equity Method Investment for an other-than-temporary impairment. If Canopy's stock price does not recover above our carrying value in the near-term, it may result in an additional impairment of our Canopy Equity Method Investment.

Canopy has various equity and convertible debt securities outstanding, including primarily equity awards granted to its employees, and options and warrants issued to various third parties, including our November 2018 Canopy Warrants and the Acreage Financial Instrument (a call option for Canopy to acquire up to 100% of the shares of Acreage). As of February 28, 2023, the exercise and/or conversion of certain of these outstanding securities could have a significant effect on our share of Canopy's reported earnings or losses and our ownership interest in Canopy.

The following tables present summarized financial information for Canopy prepared in accordance with U.S. GAAP. We recognize our equity in earnings (losses) for Canopy on a two-month lag. Accordingly, we recognized our share of Canopy's earnings (losses) for the periods (i) January through December 2022 in our year ended February 28, 2023 results, (ii) January through December 2021 in our year ended February 28, 2022 results, and (iii) January through December 2020 in our year ended February 28, 2021 results. The year ended February 28, 2023, includes (i) a goodwill impairment related to Canopy's cannabis operations and (ii) substantial costs designed to drive efficiency and accelerate Canopy's path to profitability. The year ended February 28, 2021, includes substantial costs designed to improve Canopy's organizational focus, streamline operations, and align production capability with projected demand. The amounts shown represent 100% of Canopy's financial position and results of operations for the respective periods.

	February 28, 2023		February 28, 2022	
(in millions)				
Current assets	$	865.4	$	1,573.3
Noncurrent assets	$	1,362.9	$	3,419.2
Current liabilities	$	500.8	$	189.3
Noncurrent liabilities	$	665.2	$	1,470.4
Noncontrolling interests	$	2.1	$	3.3

	For the Years Ended					
	February 28, 2023		February 28, 2022		February 28, 2021	
(in millions)						
Net sales	$	339.3	$	444.3	$	378.6
Gross profit (loss)	$	(125.7)	$	(18.6)	$	(14.1)
Net income (loss)	$	(2,466.0)	$	(274.3)	$	(1,775.3)
Net income (loss) attributable to Canopy	$	(2,447.9)	$	328.7	$	(1,750.0)

In February 2023, Canopy announced the next series of comprehensive steps to align its Canadian cannabis operations and resources in response to continued unfavorable market trends. In connection with these next steps, Canopy disclosed that it expects to record an estimated pre-tax loss of approximately C$425 million to C$525 million in its fourth quarter of fiscal 2023 and in its first half of fiscal 2024 results. We will record our proportional share of Canopy's estimated pre-tax loss of approximately C$145 million to C$180 million, in our applicable Fiscal 2024 results.

Plan to convert Canopy common stock ownership

In October 2022, we entered into a Consent Agreement with Canopy pursuant to which we have provided our consent, subject to certain conditions, to the Canopy Transaction. Canopy only holds non-voting and non-participating exchangeable shares of Canopy USA which are convertible into common shares of Canopy USA. Third-party investors will hold 100% of the common shares of Canopy USA.

In connection with the Canopy Transaction, Canopy has proposed to amend its share capital to (i) create Exchangeable Shares and (ii) restate the rights of Canopy common shares to provide for their conversion into Exchangeable Shares through the Canopy Amendment. Canopy has stated its intention to hold a special meeting of its shareholders to consider the Canopy Amendment. We have entered into a voting support agreement with Canopy to vote in favor of the Canopy Amendment.

If the Canopy Transaction is completed and the Canopy Amendment is authorized by Canopy's shareholders and adopted by Canopy, we intend, subject to a final decision in our sole discretion, to exercise our right to convert our Canopy common shares into Exchangeable Shares. In April 2023, we extended the maturity of the remaining C$100.0 million principal amount of our Canopy Debt Securities by exchanging them for the 2023 Canopy Promissory Note. See "2023 Canopy Promissory Note" below for further discussion.

Assuming the completion of the Canopy Transaction and the transactions contemplated by the Consent Agreement and that we elect to convert our Canopy common shares into Exchangeable Shares:

- we intend to surrender our November 2018 Canopy Warrants to Canopy for cancellation;
- we will only have an interest in Exchangeable Shares, which are non-voting and non-participating securities, and our 2023 Canopy Promissory Note;
- we intend to terminate all legacy agreements and commercial arrangements between ourselves and Canopy, including the investor rights agreement but excluding the Consent Agreement and certain termination agreements;
- we will have no further governance rights in relation to Canopy, including rights to nominate members to the board of directors of Canopy or approval rights related to certain transactions,
- all of our nominees will resign from the board of directors of Canopy; and
- as our investment in Canopy common shares makes up our Canopy Equity Method Investment, we expect to no longer:
  ◦ apply the equity method to our investment in Canopy, which we expect will instead be accounted for at fair value with changes reported in income (loss) from unconsolidated investments within our consolidated results; and
  ◦ have a stand-alone Canopy operating segment as Canopy's financial results are not expected to be provided to, or reviewed by, our CODM and will not be used to make strategic decisions, allocate resources, or assess performance.

If we do not convert our Canopy common shares into Exchangeable Shares:

- Canopy and its subsidiaries will not be permitted to exercise any rights to acquire shares and interests in entities carrying on cannabis-related business in the U.S.;
- Canopy USA will be required to exercise its repurchase rights to acquire the interests in Canopy USA held by its third-party investors; and
- we will continue to have all existing rights under our agreements with Canopy that predate the Consent Agreement, including governance rights in respect of Canopy (such as board nomination rights and approval rights in respect of certain transactions).

Other equity method investments

My Favorite Neighbor

In April 2020, we invested in My Favorite Neighbor, which we accounted for under the equity method. We recognized our share of their equity in earnings (losses) in our consolidated financial statements in the Wine and Spirits segment up to the date we acquired the remaining ownership interest.

Corporate investment

In February 2022, we sold an investment made through our corporate venture capital function. We recognized a $51.0 million gain for the year ended February 28, 2022, related to the sale of our previously held equity interest in this investment. This gain is included in income (loss) from unconsolidated investments within our consolidated results of operations. Additionally, we recognized our share of their equity in earnings (losses) in our consolidated financial statements in the Corporate Operations and Other segment up to the date we sold our ownership interest.

Subsequent event

2023 Canopy Promissory Note

In April 2023, we extended the maturity of the remaining C$100.0 million principal amount of our Canopy Debt Securities by exchanging them for the 2023 Canopy Promissory Note. The 2023 Canopy Promissory Note bears interest at an annual rate of 4.25% and matures on December 31, 2024. Canopy may prepay the 2023 Canopy Promissory Note in whole or in part at any time prior to the maturity date. If the Canopy Amendment is authorized by Canopy's shareholders, we maintain our intention to negotiate an exchange of the C$100.0 million principal amount of the 2023 Canopy Promissory Note for Exchangeable Shares, although neither we nor Canopy has any binding obligation to do so.

11. OTHER ACCRUED EXPENSES AND LIABILITIES

The major components of other accrued expenses and liabilities are as follows:

	February 28, 2023	February 28, 2022
(in millions)		
Salaries, commissions, and payroll benefits and withholdings	$ 231.8	$ 256.3
Promotions and advertising	162.6	172.3
Accrued interest	99.3	85.1
Operating lease liability	81.4	80.4
Accrued excise taxes	46.8	44.6
Deferred revenue	34.0	32.0
Derivative liabilities	33.2	9.9
Accrued insurance, property, and other taxes	31.6	26.3
Other	131.3	164.4
	$ 852.0	$ 871.3

12.   BORROWINGS

Borrowings consist of the following:

(in millions)	February 28, 2023			February 28, 2022
	Current	Long-term	Total	Total
Short-term borrowings				
Commercial paper	$ 1,165.3			$ 323.0
	$ 1,165.3			$ 323.0
Long-term debt				
Term loan credit facilities	$ —	$ 799.2	$ 799.2	$ 300.0
Senior notes	—	10,470.6	10,470.6	9,773.6
Other	9.5	16.7	26.2	19.9
	$ 9.5	$ 11,286.5	$ 11,296.0	$ 10,093.5

Bank facilities

In October 2022, (i) the Company, CB International, the Administrative Agent, and certain other lenders agreed to amend the 2022 Credit Agreement, (ii) the Company, the Administrative Agent, and the Lender agreed to amend the April 2022 Term Credit Agreement, and (iii) the Company, the Administrative Agent, and certain other lenders agreed to amend the August 2022 Term Credit Agreement. The October 2022 Credit Agreement Amendments revise certain defined terms and covenants and will become effective upon (i) the amendment by Canopy of its Articles of Incorporation, (ii) the conversion of our Canopy common shares into Exchangeable Shares, and (iii) the resignation of our nominees from the board of directors of Canopy.

Senior credit facility

In March 2020, the Company, CB International, certain of the Company's subsidiaries as guarantors, the Administrative Agent, and certain other lenders entered into the 2020 Restatement Agreement that amended and restated our then-existing senior credit facility (as amended and restated by the 2020 Restatement Agreement, the 2020 Credit Agreement). The 2020 Credit Agreement provided for an aggregate revolving credit facility of $2.0 billion. The principal changes effected by the 2020 Restatement Agreement were:

- the removal of the subsidiary guarantees and termination of the guarantee agreement;
- the inclusion of the parent guaranty provisions in connection with the termination of the guarantee agreement;
- the removal of certain provisions pertaining to term loans since no term loans are outstanding; and
- the revision of the LIBOR successor rate provisions to permit the use of rates based on the SOFR.

Upon removal of all subsidiary guarantors from our 2020 Credit Agreement, the subsidiary guarantors were automatically released from the indentures relating to our outstanding senior notes.

In April 2022, the Company, CB International, the Administrative Agent, and certain other lenders entered into the 2022 Restatement Agreement that amended and restated the 2020 Credit Agreement (as amended and restated by the 2022 Restatement Agreement, the 2022 Credit Agreement). The principal changes effected by the 2022 Restatement Agreement were:

- The refinance and increase of the existing revolving credit facility from $2.0 billion to $2.25 billion and extension of its maturity to April 14, 2027;
- The refinement of certain negative covenants; and
- The replacement of LIBOR rates with rates based on term SOFR.

2020 Term Credit Agreement

In March 2020, the Company, certain of the Company's subsidiaries as guarantors, the Administrative Agent, and certain other lenders entered into the Term Loan Restatement Agreement that amended and restated our then-existing term credit agreement (as amended and restated by the Term Loan Restatement Agreement, the 2020 Term Credit Agreement). The 2020 Term Credit Agreement provided for aggregate credit facilities of $1.5 billion, consisting of a $500.0 million three-year term loan facility and a $1.0 billion five-year term loan facility. During Fiscal 2021, we repaid the outstanding term loan facility borrowings under our 2020 Term Credit Agreement.

April 2022 Term Credit Agreement

In March 2020, the Company, certain of the Company's subsidiaries as guarantors, and the Lender entered into the 2020 Term Loan Restatement Agreement that amended and restated our then-existing term credit agreement (as amended and restated by the 2020 Term Loan Restatement Agreement, the March 2020 Term Credit Agreement). The principal changes effected by the 2020 Term Loan Restatement Agreement were:

- the removal of the subsidiary guarantees and termination of the respective guarantee agreements; and
- the revision of the LIBOR successor rate provisions to permit the use of rates based on SOFR.

In June 2021, the Company and the Administrative Agent and Lender amended the March 2020 Term Credit Agreement. The principal change effected by the amendment was a reduction in LIBOR margin from 0.88% to 0.63% from June 1, 2021 through December 31, 2021.

In April 2022, the Company, the Administrative Agent, and the Lender amended the June 2021 Term Credit Agreement (as amended, the April 2022 Term Credit Agreement). The principal changes effected by the amendment were the refinement of certain negative covenants and replacement of LIBOR rates with rates based on term SOFR.

August 2022 Term Credit Agreement

In August 2022, the Company, the Administrative Agent, and certain other lenders entered into the August 2022 Term Credit Agreement. The August 2022 Term Credit Agreement provides for a $1.0 billion three-year term loan facility and is not subject to amortization payments, with the balance due and payable three years after the November 10, 2022, funding date. We have the right to prepay the borrowing in whole or in part, without premium or penalty, ahead of its three-year maturity date (as defined in the August 2022 Term Credit Agreement). The proceeds from the August 2022 Term Credit Agreement were used to partially fund the aggregate cash payment to holders of Class B Stock in connection with the Reclassification and to pay related fees as well as fees related to closing the August 2022 Term Credit Agreement. In February 2023, we repaid a portion of our indebtedness under the August 2022 Term Credit Agreement with proceeds from the February 2023 Senior Notes.

General

We and our subsidiaries are subject to covenants that are contained in the 2022 Credit Agreement, the April 2022 Term Credit Agreement, and the August 2022 Term Credit Agreement, including those restricting the incurrence of additional subsidiary indebtedness, additional liens, mergers and consolidations, transactions with affiliates, and sale and leaseback transactions, in each case subject to numerous conditions, exceptions, and thresholds. The financial covenants are limited to a minimum interest coverage ratio and a maximum net leverage ratio.

Our senior credit facility permits us to elect, subject to the willingness of existing or new lenders to fund such increase and other customary conditions, to increase the revolving credit commitments. The increased commitments may be an unlimited amount so long as our net leverage ratio, as defined and computed pursuant to our senior credit facility, is no greater than 4.00 to 1.00 subject to certain limitations for the period defined pursuant to our senior credit facility.

As of February 28, 2023, aggregate credit facilities under the 2022 Credit Agreement, the April 2022 Term Credit Agreement, and the August 2022 Term Credit Agreement consist of the following:

	Initial borrowing capacity	Maturity
(in millions)		
2022 Credit Agreement		
Revolving credit facility [1] [2]	$ 2,250.0	Apr 14, 2027
April 2022 Term Credit Agreement		
Five-Year Term Facility [1] [3]	$ 491.3	Jun 28, 2024
August 2022 Term Credit Agreement		
Three-year term facility [1] [3]	$ 1,000.0	Nov 10, 2025

[1] Contractual interest rate varies based on our debt rating (as defined in the respective agreement) and is a function of SOFR plus a margin and a credit spread adjustment, or the base rate plus a margin, or, in certain circumstances where SOFR cannot be adequately ascertained or available, an alternative benchmark rate plus a margin.

[2] We and/or CB International are the borrower under the $2,250.0 million revolving credit facility. Includes a sub-facility for letters of credit of up to $200.0 million.

[3] We are the borrower under the term loan credit agreements.

As of February 28, 2023, information with respect to borrowings under the 2022 Credit Agreement, the April 2022 Term Credit Agreement, and the August 2022 Term Credit Agreement is as follows:

	Outstanding borrowings	Interest rate	SOFR margin	Outstanding letters of credit	Remaining borrowing capacity [1]
(in millions)					
2022 Credit Agreement					
Revolving credit facility	$ —	— %	— %	$ 12.0	$ 1,068.5
April 2022 Term Credit Agreement					
Five-Year Term Facility [2]	$ 300.0	5.5 %	0.88 %		
August 2022 Term Credit Agreement					
Three-year term facility [3]	$ 500.0	5.8 %	1.13 %		

[1] Net of outstanding revolving credit facility borrowings and outstanding letters of credit under the 2022 Credit Agreement and outstanding borrowings under our commercial paper program of $1,169.5 million (excluding unamortized discount) (see "Commercial paper program" below).

[2] Outstanding term loan facility borrowings reflect a partial repayment of $142.1 million made in June 2021.

[3] Outstanding term loan facility borrowings are net of unamortized debt issuance costs and unamortized discount and reflect a partial repayment of $500.0 million made in February 2023.

Commercial paper program

We have a commercial paper program which provides for the issuance of up to an aggregate principal amount of $2.25 billion of commercial paper, inclusive of a $250.0 million increase implemented in December 2022. Our commercial paper program is backed by unused commitments under our revolving credit facility under our 2022 Credit Agreement. Accordingly, outstanding borrowings under our commercial paper program reduce the amount available under our revolving credit facility. Information with respect to our outstanding commercial paper borrowings is as follows:

	February 28, 2023	February 28, 2022
(in millions)		
Outstanding borrowings [1]	$ 1,165.3	$ 323.0
Weighted average annual interest rate	5.3 %	0.5 %
Weighted average remaining term	25 days	4 days

[1] Outstanding commercial paper borrowings are net of unamortized discount.

Pre-issuance hedge contracts

In February 2022, we entered into a Pre-issuance hedge contract, which was designated as a cash flow hedge. As of February 28, 2022, we had hedged the treasury rate volatility on $100.0 million of future debt issuances. In April and May 2022, we entered into additional cash flow designated Pre-issuance hedge contracts. As a result of these agreements, we hedged the treasury rate volatility on an additional $200.0 million of future debt issuances. In May 2022, we terminated and settled all outstanding Pre-issuance hedge contracts, and recognized an unrealized gain, net of income tax effect, of $15.3 million in AOCI within our consolidated balance sheets. The gain on Pre-issuance hedge contracts is being amortized over 10 years, the life of the 4.75% Senior Notes issued in May 2022, to interest expense within our consolidated results of operations.

Senior notes

Our outstanding senior notes are as follows:

	Principal	Date of Issuance	Maturity	Interest Payments	Outstanding Balance [1] February 28, 2023	February 28, 2022
(in millions)						
4.25% Senior Notes [2] [3] [4]	$ 1,050.0	May 2013	May 2023	May/Nov	—	1,048.6
4.75% Senior Notes [2] [3]	$ 400.0	Nov 2014	Nov 2024	May/Nov	398.9	398.2
4.75% Senior Notes [2] [3]	$ 400.0	Dec 2015	Dec 2025	Jun/Dec	398.2	397.5
3.70% Senior Notes [2] [5]	$ 600.0	Dec 2016	Dec 2026	Jun/Dec	597.7	597.1
3.50% Senior Notes [2] [5]	$ 500.0	May 2017	May 2027	May/Nov	497.7	497.2
4.50% Senior Notes [2] [5]	$ 500.0	May 2017	May 2047	May/Nov	493.6	493.4
3.20% Senior Notes [2] [5] [6]	$ 600.0	Feb 2018	Feb 2023	Feb/Aug	—	599.0
3.60% Senior Notes [2] [5]	$ 700.0	Feb 2018	Feb 2028	Feb/Aug	696.4	695.7
4.10% Senior Notes [2] [5]	$ 600.0	Feb 2018	Feb 2048	Feb/Aug	592.9	592.6
4.40% Senior Notes [2] [5]	$ 500.0	Oct 2018	Nov 2025	May/Nov	498.0	497.3
4.65% Senior Notes [2] [5]	$ 500.0	Oct 2018	Nov 2028	May/Nov	496.8	496.2
5.25% Senior Notes [2] [5]	$ 500.0	Oct 2018	Nov 2048	May/Nov	493.6	493.3
3.15% Senior Notes [2] [5]	$ 800.0	Jul 2019	Aug 2029	Feb/Aug	795.4	794.7
2.875% Senior Notes [2] [5]	$ 600.0	Apr 2020	May 2030	May/Nov	595.5	594.9
3.75% Senior Notes [2] [5]	$ 600.0	Apr 2020	May 2050	May/Nov	590.3	589.9
2.25% Senior Notes [2] [5]	$ 1,000.0	Jul 2021	Aug 2031	Feb/Aug	989.2	988.0
3.60% Senior Notes [2] [7]	$ 550.0	May 2022	May 2024	May/Nov	548.5	—
4.35% Senior Notes [2] [5]	$ 600.0	May 2022	May 2027	May/Nov	597.1	—
4.75% Senior Notes [2] [5]	$ 700.0	May 2022	May 2032	May/Nov	693.7	—
5.00% Senior Notes [2] [8]	$ 500.0	Feb 2023	Feb 2026	Feb/Aug	497.1	—
					$ 10,470.6	$ 9,773.6

[1] Amounts are net of unamortized debt issuance costs and unamortized discounts, where applicable.

(2)   Senior unsecured obligations which rank equally in right of payment to all of our existing and future senior unsecured indebtedness.

(3)   Redeemable, in whole or in part, at our option at any time at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest and a make-whole payment based on the present value of the future payments at the applicable treasury rate plus 50 basis points.

(4)   In May 2022, we completed a series of cash tender offers. Cash consideration paid for these purchases was $690.6 million and the carrying amount of the notes was $679.4 million, resulting in a loss on extinguishment of debt of $11.2 million (including an immaterial amount of fees and other costs associated with the tender offers), which is included within our consolidated results. In June 2022, we redeemed the remaining outstanding principal balances prior to maturity, plus accrued and unpaid interest and a make-whole payment of $5.7 million. The make-whole payment is included in loss on extinguishment of debt within our consolidated results of operations.

(5)   Redeemable, in whole or in part, at our option at any time prior to the stated redemption date as defined in the indenture, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest and a make-whole payment based on the present value of the future payments at the applicable treasury rate plus the stated basis points as defined in the indenture. On or after the stated redemption date, redeemable, in whole or in part, at our option at any time at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest.

	Redemption	
	Stated Redemption Date	Stated Basis Points
3.70% Senior Notes due December 2026	Sept 2026	25
3.50% Senior Notes due May 2027	Feb 2027	20
4.50% Senior Notes due May 2047	Nov 2046	25
3.20% Senior Notes due February 2023	Jan 2023	13
3.60% Senior Notes due February 2028	Nov 2027	15
4.10% Senior Notes due February 2048	Aug 2047	20
4.40% Senior Notes due November 2025	Sept 2025	20
4.65% Senior Notes due November 2028	Aug 2028	25
5.25% Senior Notes due November 2048	May 2048	30
3.15% Senior Notes due August 2029	May 2029	20
2.875% Senior Notes due May 2030	Feb 2030	35
3.75% Senior Notes due May 2050	Nov 2049	40
2.25% Senior Notes due August 2031	May 2031	15
4.35% Senior Notes due May 2027	Apr 2027	25
4.75% Senior Notes due May 2032	Feb 2032	30

(6)   In May 2022, we completed a series of cash tender offers. Cash consideration paid for these purchases was $405.3 million and the carrying amount of the notes was $401.2 million, resulting in a loss on extinguishment of debt of $4.1 million (including an immaterial amount of fees and other costs associated with the tender offers), which is included within our consolidated results. In June 2022, we redeemed the remaining outstanding principal balance prior to maturity, plus accrued and unpaid interest and a make-whole payment of $1.8 million. The make-whole payment is included in loss on extinguishment of debt within our consolidated results of operations.

(7)   Redeemable, in whole or in part, at our option at any time at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest and a make-whole payment based on the present value of the future payments at the applicable treasury rate plus 15 basis points.

(8)   Redeemable, in whole or in part, at our option at any time prior to February 2, 2024, (two years before the maturity date as defined in the indenture), at a redemption price equal to 100% of the outstanding principal

amount, plus accrued and unpaid interest and a make-whole payment based on the present value of the future payments at the applicable treasury rate plus 20 basis points. On or after February 2, 2024, redeemable, in whole or in part, at our option at any time at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest.

Indentures

Our indentures relating to our outstanding senior notes contain certain covenants, including, but not limited to: (i) a limitation on liens on certain assets, (ii) a limitation on certain sale and leaseback transactions, and (iii) restrictions on mergers, consolidations, and the transfer of all or substantially all of our assets to another person.

Subsidiary credit facilities
General

We have additional credit arrangements totaling $73.5 million and $64.5 million as of February 28, 2023, and February 28, 2022, respectively. As of February 28, 2023, and February 28, 2022, amounts outstanding under these arrangements were $26.2 million and $19.9 million, respectively, the majority of which is classified as long-term as of the respective date. These arrangements primarily support the financing needs of our domestic and foreign subsidiary operations. Interest rates and other terms of these borrowings vary from country to country, depending on local market conditions.

Debt payments

As of February 28, 2023, the required principal repayments under long-term debt obligations (excluding unamortized debt issuance costs and unamortized discounts of $59.0 million and $21.2 million, respectively) for each of the five succeeding fiscal years and thereafter are as follows:

(in millions)	
Fiscal 2024	$ 10.4
Fiscal 2025	1,256.3
Fiscal 2026	1,904.5
Fiscal 2027	603.5
Fiscal 2028	1,801.4
Thereafter	5,800.1
	$ 11,376.2

13.   INCOME TAXES

Income (loss) before income taxes was generated as follows:

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
(in millions)			
Domestic	$ (1,441.6)	$ (1,334.4)	$ 495.2
Foreign	1,825.2	1,644.8	2,047.7
	$ 383.6	$ 310.4	$ 2,542.9

The income tax provision (benefit) consisted of the following:

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
(in millions)			
Current			
Federal	$ (54.3)	$ 229.3	$ 74.0
State	15.5	31.4	19.1
Foreign	253.1	(36.1)	81.6
Total current	214.3	224.6	174.7
Deferred			
Federal	82.6	(10.1)	152.8
State	29.9	(5.5)	28.3
Foreign	95.3	100.4	155.3
Total deferred	207.8	84.8	336.4
Income tax provision (benefit)	$ 422.1	$ 309.4	$ 511.1

A reconciliation of the total tax provision (benefit) to the amount computed by applying the statutory U.S. federal income tax rate to income before provision for (benefit from) income taxes is as follows:

	For the Years Ended					
	February 28, 2023		February 28, 2022		February 28, 2021	
	Amount	% of Pretax Income (Loss)	Amount	% of Pretax Income (Loss)	Amount	% of Pretax Income (Loss)
(in millions, except % of pretax income (loss) data)						
Income tax provision (benefit) at statutory rate	$ 80.6	21.0%	$ 65.2	21.0%	$ 534.0	21.0%
Net income tax benefit from the realization of tax losses related to a prior period divestiture	(166.4)	(43.4%)	—	—%	—	—%
State and local income taxes, net of federal income tax benefit [1]	3.4	0.9%	(77.8)	(25.0%)	39.0	1.5%
Net income tax provision (benefit) from legislative changes [2]	10.9	2.8%	11.9	3.8%	10.9	0.4%
Earnings taxed at other than U.S. statutory rate [3]	(49.2)	(12.8%)	(33.2)	(10.7%)	(84.4)	(3.2%)
Excess tax benefits from stock-based compensation awards [4]	(5.2)	(1.4%)	(48.0)	(15.5%)	(29.4)	(1.2%)
Net income tax provision (benefit) recognized for adjustment to valuation allowance [5]	557.6	145.4%	385.5	124.2%	27.1	1.1%
Miscellaneous items, net	(9.6)	(2.5%)	5.8	1.9%	13.9	0.5%
Income tax provision (benefit) at effective rate	$ 422.1	110.0%	$ 309.4	99.7%	$ 511.1	20.1%

[1]   Includes differences resulting from adjustments to the current and deferred state effective tax rates.

[2]   The years ended February 28, 2023, and February 28, 2022, represent a net income tax provision resulting from the remeasurement of our deferred tax assets in connection with a legislative update in Switzerland. The year ended February 28, 2021, represents a net income tax provision resulting from initiatives under the CARES Act.

[3]   Consists of the following (i) difference between the U.S. statutory rate and local jurisdiction tax rates, (ii) the provision for incremental U.S. taxes on earnings of certain foreign subsidiaries offset by foreign tax credits, (iii) the non-U.S. portion of tax provision (benefit) recorded on the unrealized net gain (loss) from the changes in

fair value of our investment in Canopy, and (iv) the non-U.S. portion of tax benefits recorded on the Canopy equity in earnings (losses) and related activities.

(4)   Represents the recognition of the income tax effect of stock-based compensation awards in the income statement when the awards vest or are settled.

(5)   Consists primarily of valuation allowances related to our investment in Canopy.

Deferred tax assets and liabilities reflect the future income tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income.

Significant components of deferred tax assets (liabilities) consist of the following:

	February 28, 2023	February 28, 2022
(in millions)		
Deferred tax assets		
Intangible assets	$ 2,021.5	$ 2,188.8
Loss carryforwards	360.4	349.8
Stock-based compensation	19.7	22.9
Lease liabilities	79.3	69.0
Inventory	26.0	51.8
Investments in unconsolidated investees	901.8	541.0
Other accruals	175.0	67.8
Gross deferred tax assets	3,583.7	3,291.1
Valuation allowances	(1,091.4)	(552.1)
Deferred tax assets, net	2,492.3	2,739.0
Deferred tax liabilities		
Intangible assets	(555.3)	(522.1)
Property, plant, and equipment	(153.5)	(186.0)
Investments in unconsolidated investees	—	(58.9)
Provision for unremitted earnings	(27.2)	(26.0)
Right-of-use assets	(67.2)	(59.8)
Other accruals	(65.3)	(50.5)
Total deferred tax liabilities	(868.5)	(903.3)
Deferred tax assets (liabilities), net	$ 1,623.8	$ 1,835.7

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some or all of the deferred tax assets will not be realized. In making this assessment, we consider the projected reversal of deferred tax liabilities and projected future taxable income as well as tax planning strategies. Based upon this assessment, we believe it is more likely than not that we will realize the benefits of these deductible differences, net of any valuation allowances.

As of February 28, 2023, operating loss carryforwards, which are primarily state and foreign, totaling $3.7 billion are being carried forward in a number of jurisdictions where we are permitted to use tax operating losses from prior periods to reduce future taxable income. Of these operating loss carryforwards, $1.9 billion will expire by fiscal 2030, $1.1 billion will expire between fiscal 2031 and fiscal 2043, and $700.0 million may be carried forward indefinitely in certain jurisdictions.

We have recognized valuation allowances for operating loss carryforwards and other deferred tax assets when we believe it is more likely than not that these items will not be realized. The increase in our valuation allowances as of February 28, 2023, primarily related to our investment in Canopy.

The liability for income taxes associated with uncertain tax positions, excluding interest and penalties, and a reconciliation of the beginning and ending unrecognized tax benefit liabilities is as follows:

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
(in millions)			
Balance as of March 1	$ 279.0	$ 236.1	$ 249.4
Increases as a result of tax positions taken during a prior period	51.5	16.5	3.1
Decreases as a result of tax positions taken during a prior period	(3.4)	(0.1)	(15.4)
Increases as a result of tax positions taken during the current period	36.8	29.5	15.2
Decreases related to settlements with tax authorities	(15.2)	(2.6)	(10.2)
Decreases related to lapse of applicable statute of limitations	(4.4)	(0.4)	(6.0)
Balance as of last day of February	$ 344.3	$ 279.0	$ 236.1

As of February 28, 2023, and February 28, 2022, we had $402.3 million and $322.6 million, respectively, of unrecognized tax benefit liabilities, including interest and penalties, recognized on our balance sheets. These liabilities are primarily recorded as non-current as of the balance sheet date.

As of February 28, 2023, and February 28, 2022, we had $344.3 million and $279.0 million, respectively, of unrecognized tax benefit liabilities that, if recognized, would decrease the effective tax rate in the year of resolution.

We file U.S. federal income tax returns and various state, local, and foreign income tax returns. Major tax jurisdictions where we are subject to examination by tax authorities include Canada, Mexico, Switzerland, and the U.S. Various U.S. federal, state and foreign income tax examinations are currently in progress. It is reasonably possible that the liability associated with our unrecognized tax benefit liabilities will increase or decrease within the next 12 months as a result of these examinations or the expiration of statutes of limitation. As of February 28, 2023, we estimate that unrecognized tax benefit liabilities could change by a range of $1 million to $7 million. With few exceptions, we are no longer subject to U.S. federal, state, local, or foreign income tax examinations for fiscal years prior to February 29, 2016.

We provide for additional tax expense based on probable outcomes of ongoing tax examinations and assessments in various jurisdictions. While it is often difficult to predict the outcome or the timing of resolution of any tax matter, we believe the reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require the use of cash.

14. DEFERRED INCOME TAXES AND OTHER LIABILITIES

The major components of deferred income taxes and other liabilities are as follows:

	February 28, 2023	February 28, 2022
(in millions)		
Deferred income taxes	$ 569.5	$ 515.8
Operating lease liability	417.4	457.3
Unrecognized tax benefit liabilities	401.3	317.7
Deferred revenue	92.0	104.1
Long-term income tax payable	56.1	76.0
Other	137.3	150.1
	$ 1,673.6	$ 1,621.0

15. LEASES

General

We primarily lease certain vineyards, office and production facilities, warehouses, production equipment, and vehicles. We have concluded that certain grape purchasing arrangements associated with the purchase of grape production yielded from a specified block of a vineyard and certain third-party logistics arrangements contain a lease.

Balance sheet location

A summary of lease right-of-use assets and liabilities are as follows:

	Balance Sheet Classification	February 28, 2023	February 28, 2022
(in millions)			
Assets			
Operating lease	Other assets	$ 442.5	$ 478.9
Finance lease	Property, plant, and equipment	26.9	21.8
Total right-of-use assets		$ 469.4	$ 500.7
Liabilities			
Current:			
Operating lease	Other accrued expenses and liabilities	$ 81.4	$ 80.4
Finance lease	Current maturities of long-term debt	9.5	6.3
Non-current:			
Operating lease	Deferred income taxes and other liabilities	417.4	457.3
Finance lease	Long-term debt, less current maturities	16.7	13.6
Total lease liabilities		$ 525.0	$ 557.6

Lease cost

The components of total lease cost are as follows:

| | For the Years Ended | | |
	February 28, 2023	February 28, 2022	February 28, 2021
(in millions)			
Operating lease cost	$ 96.2	$ 89.5	$ 93.4
Finance lease cost:			
Amortization of right-of-use assets	9.2	5.8	11.0
Interest on lease liabilities	1.1	0.5	0.5
Short-term lease cost	6.6	8.4	9.2
Variable lease cost	176.5	202.5	216.5
Total lease cost	$ 289.6	$ 306.7	$ 330.6

Lease maturities

As of February 28, 2023, minimum payments due for lease liabilities for each of the five succeeding fiscal years and thereafter are as follows:

	Operating Leases	Finance Leases
(in millions)		
Fiscal 2024	$ 96.3	$ 10.9
Fiscal 2025	83.1	8.1
Fiscal 2026	58.8	5.2
Fiscal 2027	48.2	3.8
Fiscal 2028	40.5	1.4
Thereafter	272.8	0.1
Total lease payments [1]	599.7	29.5
Less: Interest	(100.9)	(3.3)
Total lease liabilities	$ 498.8	$ 26.2

[1] Excludes $282.2 million of lease payments, primarily for a warehouse lease, that has been signed but not yet commenced as of February 28, 2023.

Related party transaction

We have a lease for office space with an affiliate of a director.

Supplemental information

| | For the Years Ended | | |
	February 28, 2023	February 28, 2022	February 28, 2021
(in millions)			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 99.7	$ 92.7	$ 93.9
Operating cash flows from finance leases	$ 1.1	$ 0.5	$ 0.5
Financing cash flows from finance leases	$ 8.8	$ 5.9	$ 10.5

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
(in millions)			
Right-of-use assets obtained in exchange for new lease liabilities:			
Operating leases	$ 63.2	$ 93.8	$ 66.3
Finance leases	$ 10.1	$ 10.5	$ 11.6

	February 28, 2023	February 28, 2022	February 28, 2021
Weighted-average remaining lease term: [1]			
Operating leases	11.8 years	12.1 years	12.8 years
Finance leases	3.3 years	3.3 years	2.9 years
Weighted-average discount rate:			
Operating leases	3.3 %	3.0 %	3.2 %
Finance leases	6.3 %	3.4 %	1.2 %

[1] Our leases have varying terms with remaining lease terms of up to approximately 30 years. Certain of our lease arrangements provide us with the option to extend or to terminate the lease early.

16. COMMITMENTS AND CONTINGENCIES

Purchase commitments and contingencies

We have entered into various long-term contracts in the normal course of business for the purchase of (i) certain inventory components, (ii) property, plant, and equipment and related contractor and manufacturing services, (iii) transportation, marketing, and warehousing and bottling services, (iv) IT contracts, and (v) certain energy requirements. As of February 28, 2023, the estimated aggregate minimum purchase commitments under these contracts are as follows:

	Type	Length of Commitment	Amount
(in millions)			
Raw materials and supplies [1]	Packaging, grapes, and hops	through December 2037	$ 2,230.6
Capital expenditures [2]	Property, plant, and equipment and contractor and manufacturing services	through November 2026	651.0
Contract services	Transportation, marketing, IT, warehousing and bottling, and energy contract services	through December 2030	571.5
In-process and finished goods inventories	Bulk wine and spirits, finished wine case goods, and related contracts	through June 2028	87.0
			$ 3,540.1

[1] Certain grape purchasing arrangements include the purchase of grape production yielded from specified blocks of a vineyard. The actual tonnage and price of grapes that we purchase will vary each year depending on certain factors, including weather, time of harvest, overall market conditions, and the agricultural practices and location of the vineyard. Amounts included herein for the estimated aggregate minimum grape purchase commitments consist of estimates for the purchase of the grapes and the implicit leases of the land. Certain grape purchasing arrangements classified as leases have not resulted in the recognition of right-of-use assets and lease liabilities on our balance sheet due to their variable nature.

[2] Consists of purchase commitments entered into primarily in connection with the Mexico Beer Projects.

Additionally, we have entered into various contractual arrangements with affiliates of Owens-Illinois, a related party entity, primarily for the purchase of glass bottles used largely in our imported beer portfolio. Amounts purchased under these arrangements for the years ended February 28, 2023, February 28, 2022, and February 28, 2021, were $131.1 million, $123.5 million, and $154.7 million, respectively.

Indemnification liabilities

In connection with prior divestitures, we have indemnified respective parties against certain liabilities that may arise subsequent to the divestiture. As of February 28, 2023, and February 28, 2022, these liabilities consist primarily of indemnifications related to certain income tax matters and lease contracts. As of February 28, 2023, and February 28, 2022, the carrying amount of our indemnification liabilities was $16.3 million and $16.6 million, respectively, and is included in deferred income taxes and other liabilities. We do not expect to be required to make material payments under the indemnifications and we believe that the likelihood is remote that the indemnifications could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Supply chain finance program

We have an agreement with a financial institution for payment services and began to facilitate a voluntary supply chain finance program through this participating financial institution during Fiscal 2023. The program is available to certain of our suppliers allowing them the option to manage their cash flow. We are not a party to the agreements between the participating financial institution and the suppliers in connection with the program. Our rights and obligations to our suppliers, including amounts due and scheduled payment terms, are not impacted. We account for payments made under the supply chain finance program the same as our other accounts payable, as a reduction to our cash flow from operating activities.

The changes in outstanding obligations under our supply chain finance program are as follows:

(in millions)	
Balance, February 28, 2022	$ —
Additions	12.6
Settlements [1]	(8.7)
Balance, February 28, 2023 [2]	$ 3.9

[1] Reflects amounts settled through the supply chain finance program and paid to the financial institution.

[2] Reflects amount payable to the participating financial institution for suppliers who voluntarily participated in the supply chain finance program and was included in accounts payable within our consolidated balance sheet.

Legal matters

In the ordinary course of our business, we are subject to lawsuits, arbitration, claims, and other legal proceedings in connection with our business. Some of the legal actions include claims for substantial or unspecified compensatory and/or punitive damages and/or injunctive relief. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on our financial condition, results of operations, or cash flows. Management believes that we have adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and that the outcome of these pending proceedings is not likely to have a material adverse effect on our financial condition, results of operations, and/or cash flows. However, we are unable to predict the outcome of these matters.

Regulatory matters

We are in discussions with various governmental agencies concerning matters raised during regulatory examinations or otherwise subject to such agencies' inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any pending regulatory matters will not have a material adverse effect on our financial condition, results of operations, and/or cash flows. However, we are unable to predict the outcome of these matters.

17. STOCKHOLDERS' EQUITY

Common stock

Effective November 10, 2022, we have one class of common stock with a material number of shares outstanding: Class A Stock. Holders of Class A Stock are entitled to one vote per share. In addition, we have a class of common stock with an immaterial number of shares outstanding: Class 1 Stock. Shares of Class 1 Stock generally have no voting rights. Class 1 Stock shares are convertible into shares of Class A Stock on a one-to-one basis at any time at the option of the holder, provided that the holder immediately sells the Class A Stock acquired upon conversion. Because shares of Class 1 Stock are convertible into shares of Class A Stock, for each share of Class 1 Stock issued, we must reserve one share of Class A Stock for issuance upon the conversion of the share of Class 1 Stock. Holders of Class 1 Stock do not have any preference as to dividends, but may participate in any dividend if and when declared by the Board of Directors. If we pay a cash dividend on Class 1 Stock, each share of Class A Stock will receive an amount at least 10% greater than the amount of cash dividend per share paid on Class 1 Stock. In addition, the Board of Directors may declare and pay a dividend on Class A Stock without paying a dividend on Class 1 Stock.

Prior to the Reclassification, we had an additional class of common stock with a material number of shares outstanding: Class B Stock. Class B Stock shares were convertible into shares of Class A Stock on a one-to-one basis at any time at the option of the holder. Holders of Class B Stock were entitled to 10 votes per share. See "Reclassification" below for additional information.

The number of shares of common stock issued and treasury stock, and associated share activity, are as follows:

	Common Stock			Treasury Stock	
	Class A	Class B	Class 1	Class A	Class B
Balance at February 29, 2020	186,090,745	28,300,206	1,692,227	18,256,826	5,005,800
Conversion of shares	1,113,535	(29,918)	(1,083,617)	—	—
Exercise of stock options	—	—	4,326	(1,020,853)	—
Employee stock purchases	—	—	—	(67,801)	—
Vesting of restricted stock units [1]	—	—	—	(80,287)	—
Vesting of performance share units [1]	—	—	—	(17,335)	—
Balance at February 28, 2021	187,204,280	28,270,288	612,936	17,070,550	5,005,800
Share repurchases	—	—	—	6,179,015	—
Conversion of shares	59,579	(57,948)	(1,631)	—	—
Exercise of stock options	—	—	1,637,374	(287,873)	—
Employee stock purchases	—	—	—	(57,738)	—
Vesting of restricted stock units [1]	—	—	—	(71,413)	—
Vesting of performance share units [1]	—	—	—	(7,934)	—
Balance at February 28, 2022	187,263,859	28,212,340	2,248,679	22,824,607	5,005,800
Share repurchases	—	—	—	7,086,446	—
Retirement of shares [2]	—	(5,005,800)	—	—	(5,005,800)
Conversion of shares [3]	25,433,569	(23,206,540)	(2,227,029)	—	—
Exercise of stock options	—	—	1,055	(262,970)	—
Employee stock purchases	—	—	—	(57,284)	—
Vesting of restricted stock units [1]	—	—	—	(76,047)	—
Vesting of performance share units [1]	—	—	—	(16,326)	—
Balance at February 28, 2023	212,697,428	—	22,705	29,498,426	—

(1) Net of the following shares withheld to satisfy tax withholding requirements:

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
Restricted Stock Units	37,494	36,213	37,933
Performance Share Units	4,919	4,565	9,433

(2) Shares of our Class B Treasury Stock were retired to authorized and unissued shares of our Class B Stock prior to completing the Reclassification.

(3) Includes shares of Class B Stock issued and outstanding immediately prior to the Effective Time that were reclassified, exchanged, and converted into one share of Class A Stock and the right to receive $64.64 in cash, without interest (see "Reclassification" below).

Stock repurchases

In January 2018, our Board of Directors authorized the repurchase of up to $3.0 billion of our publicly traded common stock, which was fully utilized as of May 31, 2022. Shares repurchased under the 2018 Authorization have become treasury shares.

Additionally, in January 2021, our Board of Directors authorized the repurchase of up to $2.0 billion of our publicly traded common stock. The Board of Directors did not specify a date upon which this authorization would expire. Shares repurchased under the 2021 Authorization become treasury shares.

A summary of share repurchase activity is as follows:

	Class A Common Shares Repurchased					
	For the Years Ended					
	February 28, 2023		February 28, 2022		February 28, 2021	
	Dollar Value	Number of Shares	Dollar Value	Number of Shares	Dollar Value	Number of Shares
(in millions, except share data)						
2018 Authorization	$ 563.6	2,254,536	$ 1,390.5	6,179,015	$ —	—
2021 Authorization (1)	1,136.6	4,831,910	—	—	—	—
	$ 1,700.2	7,086,446	$ 1,390.5	6,179,015	$ —	—

(1) As of February 28, 2023, $863.4 million remains available for future share repurchases, excluding the impact of Federal excise tax owed pursuant to the IRA.

Reclassification

In November 2022, we completed the Reclassification at the Effective Time as contemplated by the Reclassification Agreement. Pursuant to the Reclassification, each share of Class B Stock issued and outstanding immediately prior to the Effective Time was reclassified, exchanged, and converted into one share of Class A Stock and the right to receive $64.64 in cash, without interest. The aggregate cash payment to holders of Class B Stock at the Effective Time was $1.5 billion. We utilized our $1.0 billion delayed draw three-year term loan facility under the August 2022 Term Credit Agreement and borrowings under our commercial paper program to fund the aggregate cash payment to holders of Class B Stock. The issuance of Class A Stock in connection with the Reclassification was registered under the Securities Act pursuant to the Registration Statement on Form S-4.

Following the completion of the Reclassification, a number of corporate governance changes were implemented, consisting of the following:

- Robert and Richard Sands, who previously served as our Executive Chairman of the Board and Executive Vice Chairman of the Board, respectively, retired from their executive positions;
- Robert Sands became our Non-Executive Chairman of the Board and Richard Sands continues serving as a non-executive Board member;

- the Sands Family Stockholders initially have the right to nominate two members to our Board of Directors for the next five years so long as they own 10% or more of the issued and outstanding shares of Class A Stock and to nominate one member to our Board of Directors for the next five years and beyond so long as they own 5% or more of the issued and outstanding shares of Class A Stock;
- holders of Class A Stock are entitled to elect all directors to be elected at future Annual Meetings of Stockholders; and
- certain standstill and lock-up provisions for the Sands Family Stockholders; limitations on the Sands Family Stockholders', directors', and officers' ability to pledge our common stock; a near-term rotation of the lead independent director position; and the transition to a majority vote standard for uncontested director elections.

Common stock dividends

In April 2023, our Board of Directors declared a quarterly cash dividend of $0.89 per share of Class A Stock and $0.80 per share of Class 1 Stock payable in the first quarter of Fiscal 2024.

18. STOCK-BASED EMPLOYEE COMPENSATION

We have two stock-based employee compensation plans (as further discussed below). Total compensation cost recognized for our stock-based awards and income tax benefits related thereto are as follows:

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
(in millions)			
Total compensation cost recognized in our results of operations	$ 68.5	$ 44.9	$ 63.0
Income tax benefit related thereto recognized in our results of operations	$ 8.0	$ 6.6	$ 9.2

Long-Term Stock Incentive Plan

Under our Long-Term Stock Incentive Plan, nonqualified stock options, restricted stock units, performance share units, and other stock-based awards may be granted to our employees, officers, and directors. The aggregate number of shares of our Class A Stock and Class 1 Stock available for awards under our Long-Term Stock Incentive Plan is 108,000,000 shares.

The exercise price, vesting period, and term of nonqualified stock options granted are established by the committee administering the plan (the "Committee"). The exercise price of any nonqualified stock option may not be less than the fair market value of our Class A Stock on the date of grant. Nonqualified stock options generally vest and become exercisable over a four-year period from the date of grant and expire as established by the Committee, but not later than 10 years after the grant date.

Grants of restricted stock units, performance share units, and other stock-based awards may contain such vesting periods, terms, conditions, and other requirements as the Committee may establish. Restricted stock unit awards are based on service and generally vest over one to four years from the date of grant. Performance share unit awards are based on service and the satisfaction of certain performance conditions, and vest over a required employee service period, generally from one to three years from the date of grant, which closely matches the performance period. The performance conditions include the achievement of specified financial or operational performance metrics, or market conditions which require the achievement of specified levels of stockholder return relative to other companies as defined in the applicable performance share unit agreement. The actual number of shares to be awarded upon vesting of a performance share unit award will range between 0% and 200% of the target award, based upon the measure of performance as certified by the Committee.

A summary of stock option activity under our Long-Term Stock Incentive Plan is as follows:

| | For the Years Ended | | | | | |
| | February 28, 2023 | | February 28, 2022 | | February 28, 2021 | |
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding as of March 1	2,906,342	$ 178.62	4,399,807	$ 131.89	4,525,418	$ 108.87
Granted	479,758	$ 254.00	513,829	$ 237.85	973,286	$ 154.62
Exercised	(264,025)	$ 123.55	(1,925,247)	$ 86.92	(1,025,179)	$ 47.42
Forfeited	(51,102)	$ 218.68	(75,917)	$ 192.96	(56,897)	$ 185.59
Expired	(3,011)	$ 189.32	(6,130)	$ 226.46	(16,821)	$ 221.16
Outstanding as of last day of February	3,067,962	$ 194.47	2,906,342	$ 178.62	4,399,807	$ 131.89
Exercisable	1,747,884	$ 179.30	1,410,693	$ 161.53	2,754,888	$ 104.94

As of February 28, 2023, the aggregate intrinsic value of our options outstanding and exercisable was $111.9 million and $81.1 million, respectively. In addition, the weighted average remaining contractual life for our options outstanding and exercisable was 6.3 years and 5.0 years, respectively.

The fair value of stock options vested, and the intrinsic value of and tax benefit realized from the exercise of stock options, are as follows:

| | For the Years Ended | | |
	February 28, 2023	February 28, 2022	February 28, 2021
(in millions)			
Fair value of stock options vested	$ 26.9	$ 23.9	$ 21.1
Intrinsic value of stock options exercised	$ 32.6	$ 269.1	$ 142.1
Tax benefit realized from stock options exercised	$ 7.4	$ 62.9	$ 33.9

The weighted average grant-date fair value of stock options granted and the weighted average inputs used to estimate the fair value on the date of grant using the Black-Scholes option-pricing model are as follows:

| | For the Years Ended | | |
	February 28, 2023	February 28, 2022	February 28, 2021
Grant-date fair value	$ 73.16	$ 59.27	$ 31.26
Expected life [1]	6.3 years	6.3 years	6.3 years
Expected volatility [2]	27.6 %	27.8 %	26.6 %
Risk-free interest rate [3]	3.0 %	1.2 %	0.5 %
Expected dividend yield [4]	1.3 %	1.3 %	1.9 %

[1]   Based on historical experience of employees' exercise behavior for similar type awards.

[2]   Based primarily on historical volatility levels of our Class A Stock.

[3]   Based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected life.

[4]   Based on the calculated yield on our Class A Stock at date of grant using the current fiscal year projected annualized dividend distribution rate.

A summary of restricted stock unit and performance share unit activity under our Long-Term Stock Incentive Plan is as follows:

	For the Years Ended					
	February 28, 2023		February 28, 2022		February 28, 2021	
	Number	Weighted Average Grant-Date Fair Value	Number	Weighted Average Grant-Date Fair Value	Number	Weighted Average Grant-Date Fair Value
Restricted Stock Units						
Outstanding balance as of March 1, Nonvested	291,171	$ 202.68	311,358	$ 183.74	271,143	$ 196.58
Granted	128,743	$ 252.53	113,686	$ 236.19	178,550	$ 165.57
Vested	(113,541)	$ 202.64	(107,626)	$ 184.81	(118,220)	$ 185.75
Forfeited	(14,514)	$ 221.33	(26,247)	$ 196.41	(20,115)	$ 183.77
Outstanding balance as of last day of February, Nonvested	291,859	$ 223.75	291,171	$ 202.68	311,358	$ 183.74
Performance Share Units						
Outstanding balance as of March 1, Nonvested	86,641	$ 268.12	226,463	$ 223.85	221,749	$ 231.49
Granted	32,976	$ 395.55	27,029	$ 318.71	39,781	$ 202.53
Performance achievement [1]	(7,415)	$ 316.81	(148,495)	$ 210.36	(1,517)	$ 250.30
Vested	(21,245)	$ 298.25	(12,499)	$ 279.67	(26,768)	$ 250.30
Forfeited	(5,308)	$ 323.44	(5,857)	$ 229.81	(6,782)	$ 238.06
Outstanding balance as of last day of February, Nonvested	85,649	$ 302.06	86,641	$ 268.12	226,463	$ 223.85

[1] Reflects the net number of awards achieved above (below) target levels based on actual performance measured at the end of the performance period.

The fair value of shares vested for our restricted stock unit and performance share unit awards is as follows:

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
(in millions)			
Restricted stock units	$ 27.9	$ 25.8	$ 19.2
Performance share units	$ 5.2	$ 3.0	$ 4.3

The weighted average grant-date fair value of performance share units granted with a market condition and the weighted average inputs used to estimate the fair value on the date of grant using the Monte Carlo Simulation model are as follows:

| | For the Years Ended | | |
	February 28, 2023	February 28, 2022	February 28, 2021
Grant-date fair value	$ 395.47	$ 318.71	$ 202.53
Grant-date price	$ 254.21	$ 238.31	$ 153.02
Performance period	2.9 years	2.9 years	2.9 years
Expected volatility [1]	32.1 %	35.0 %	31.7 %
Risk-free interest rate [2]	2.8 %	0.3 %	0.2 %
Expected dividend yield [3]	0.0 %	0.0 %	0.0 %

[1] Based primarily on historical volatility levels of our Class A Stock.

[2] Based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the performance period.

[3] No expected dividend yield as units granted earn dividend equivalents.

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan under which 9,000,000 shares of Class A Stock may be issued. Under the terms of the plan, eligible employees may purchase shares of our Class A Stock through payroll deductions. The purchase price is the lower of 85% of the fair market value of the stock on the first or last day of the purchase period. For the years ended February 28, 2023, February 28, 2022, and February 28, 2021, employees purchased 57,284 shares, 57,738 shares, and 67,801 shares, respectively, under this plan.

Other

As of February 28, 2023, there was $72.4 million of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under our stock-based employee compensation plans. This cost is expected to be recognized in our results of operations over a weighted-average period of 2.2 years. With respect to the issuance of shares under any of our stock-based compensation plans, we have the option to issue authorized but unissued shares or treasury shares.

19. NET INCOME (LOSS) PER COMMON SHARE ATTRIBUTABLE TO CBI

The computation of basic and diluted net income (loss) per common share is as follows:

| | For the Years Ended | | | | | |
| | February 28, 2023 | | February 28, 2022 | | February 28, 2021 | |
	Class A Stock	Class B Stock [1]	Class A Stock	Class B Stock	Class A Stock	Class B Stock
(in millions, except per share data)						
Net income (loss) attributable to CBI allocated – basic	$ (24.0)	$ (47.0)	$ (35.8)	$ (4.6)	$ 1,777.2	$ 220.8
Conversion of Class B common shares into Class A common shares	—	—	—	—	220.8	—
Effect of stock-based awards on allocated net income (loss)	—	—	—	—	—	(1.5)
Net income (loss) attributable to CBI allocated – diluted	$ (24.0)	$ (47.0)	$ (35.8)	$ (4.6)	$ 1,998.0	$ 219.3

	For the Years Ended					
	February 28, 2023		February 28, 2022		February 28, 2021	
	Class A Stock	Class B Stock [1]	Class A Stock	Class B Stock	Class A Stock	Class B Stock
(in millions, except per share data)						
Weighted average common shares outstanding – basic	169.337	23.206	167.431	23.225	170.239	23.208
Conversion of Class B common shares into Class A common shares [2]	—	—	—	—	23.280	—
Stock-based awards, primarily stock options [2]	—	—	—	—	1.789	—
Weighted average common shares outstanding – diluted	169.337	23.206	167.431	23.225	195.308	23.208
Net income (loss) per common share attributable to CBI – basic	$ (0.11)	$ (2.02)	$ (0.22)	$ (0.20)	$ 10.44	$ 9.48
Net income (loss) per common share attributable to CBI – diluted	$ (0.11)	$ (2.02)	$ (0.22)	$ (0.20)	$ 10.23	$ 9.42

[1] Net income (loss) per common share attributable to CBI for Class B Stock was determined through November 10, 2022, the date the Reclassification was completed.

[2] We have excluded the following weighted average common shares outstanding from the calculation of diluted net income (loss) per common share, as the effect of including these would have been anti-dilutive, in millions:

	For the Years Ended	
	February 28, 2023	February 28, 2022
Class B Stock	16.149	23.225
Stock-based awards, primarily stock options	0.713	1.566

20.   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) attributable to CBI includes the following components:

	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
(in millions)			
For the Year Ended February 28, 2021			
Other comprehensive income (loss) attributable to CBI:			
Foreign currency translation adjustments:			
Net gain (loss)	$ (51.9)	$ —	$ (51.9)
Amounts reclassified	5.1	—	5.1
Net gain (loss) recognized in other comprehensive income (loss)	(46.8)	—	(46.8)
Unrealized gain (loss) on cash flow hedges:			
Net derivative gain (loss)	(48.1)	3.2	(44.9)
Amounts reclassified	28.8	(2.9)	25.9
Net gain (loss) recognized in other comprehensive income (loss)	(19.3)	0.3	(19.0)
Pension/postretirement adjustments:			
Net actuarial gain (loss)	(2.3)	0.7	(1.6)
Amounts reclassified	—	—	—
Net gain (loss) recognized in other comprehensive income (loss)	(2.3)	0.7	(1.6)

	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
(in millions)			
Share of OCI of equity method investments:			
Net gain (loss)	(1.6)	(0.2)	(1.8)
Amounts reclassified	—	—	—
Net gain (loss) recognized in other comprehensive income (loss)	(1.6)	(0.2)	(1.8)
Other comprehensive income (loss) attributable to CBI	$ (70.0)	$ 0.8	$ (69.2)
For the Year Ended February 28, 2022			
Other comprehensive income (loss) attributable to CBI:			
Foreign currency translation adjustments:			
Net gain (loss)	$ (38.9)	$ —	$ (38.9)
Amounts reclassified	—	—	—
Net gain (loss) recognized in other comprehensive income (loss)	(38.9)	—	(38.9)
Unrealized gain (loss) on cash flow hedges:			
Net derivative gain (loss)	12.6	(7.5)	5.1
Amounts reclassified	(34.0)	2.9	(31.1)
Net gain (loss) recognized in other comprehensive income (loss)	(21.4)	(4.6)	(26.0)
Pension/postretirement adjustments:			
Net actuarial gain (loss)	2.3	(0.6)	1.7
Amounts reclassified	(2.1)	0.6	(1.5)
Net gain (loss) recognized in other comprehensive income (loss)	0.2	—	0.2
Share of OCI of equity method investments:			
Net gain (loss)	(16.2)	3.7	(12.5)
Amounts reclassified	—	—	—
Net gain (loss) recognized in other comprehensive income (loss)	(16.2)	3.7	(12.5)
Other comprehensive income (loss) attributable to CBI	$ (76.3)	$ (0.9)	$ (77.2)
For the Year Ended February 28, 2023			
Other comprehensive income (loss) attributable to CBI:			
Foreign currency translation adjustments:			
Net gain (loss)	$ 255.0	$ —	$ 255.0
Amounts reclassified	—	—	—
Net gain (loss) recognized in other comprehensive income (loss)	255.0	—	255.0
Unrealized gain (loss) on cash flow hedges:			
Net derivative gain (loss)	259.3	(33.2)	226.1
Amounts reclassified	(50.2)	5.1	(45.1)
Net gain (loss) recognized in other comprehensive income (loss)	209.1	(28.1)	181.0
Pension/postretirement adjustments:			
Net actuarial gain (loss)	0.1	—	0.1
Amounts reclassified	—	—	—
Net gain (loss) recognized in other comprehensive income (loss)	0.1	—	0.1

	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
(in millions)			
Share of OCI of equity method investments:			
Net gain (loss)	2.6	2.5	5.1
Amounts reclassified	—	—	—
Net gain (loss) recognized in other comprehensive income (loss)	2.6	2.5	5.1
Other comprehensive income (loss) attributable to CBI	$ 466.8	$ (25.6)	$ 441.2

Accumulated other comprehensive income (loss), net of income tax effect, includes the following components:

	Foreign Currency Translation Adjustments	Unrealized Net Gain (Loss) on Derivative Instruments	Pension/ Postretirement Adjustments	Share of OCI of Equity Method Investments	Accumulated Other Comprehensive Income (Loss)
(in millions)					
Balance, February 28, 2022	$ (431.4)	$ 17.5	$ (4.0)	$ 5.2	$ (412.7)
Other comprehensive income (loss):					
Other comprehensive income (loss) before reclassification adjustments	255.0	226.1	0.1	5.1	486.3
Amounts reclassified from accumulated other comprehensive income (loss)	—	(45.1)	—	—	(45.1)
Other comprehensive income (loss)	255.0	181.0	0.1	5.1	441.2
Balance, February 28, 2023	$ (176.4)	$ 198.5	$ (3.9)	$ 10.3	$ 28.5

21.   SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK

Net sales to our 10 largest customers represented approximately half of our net sales for the years ended February 28, 2023, February 28, 2022, and February 28, 2021, and are expected to continue to represent a significant portion of our revenues. Net sales to customers which individually amount to 10% or more of our net sales, and the associated amounts receivable from these customers as a percentage of our accounts receivable, are as follows:

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
Reyes Beer Division entities			
Net sales	22.7 %	21.0 %	18.6 %
Accounts receivable	15.6 %	11.1 %	12.7 %
Southern Glazer's Wine and Spirits			
Net sales	13.0 %	14.4 %	10.5 %
Accounts receivable	24.0 %	35.2 %	28.7 %

Net sales for the above customers are primarily reported within the Beer and Wine and Spirits segments, respectively. Our arrangements with certain of our customers may, generally, be terminated by either party with prior notice. The majority of our accounts receivable balance is generated from sales to independent distributors with whom we have a predetermined collection date arranged through electronic funds transfer. We perform ongoing credit evaluations of our customers' financial position, and management is of the opinion that any risk of significant loss is reduced due to the diversity of our customers and geographic sales area.

22.   BUSINESS SEGMENT INFORMATION

Our internal management financial reporting consists of three business divisions: (i) Beer, (ii) Wine and Spirits, and (iii) Canopy and we report our operating results in four segments: (i) Beer, (ii) Wine and Spirits, (iii) Corporate Operations and Other, and (iv) Canopy. The Canopy Equity Method Investment makes up the Canopy segment. If the Canopy Transaction is completed, including conversion of our Canopy common shares into Exchangeable Shares, we expect our internal management financial reporting to consist of two business divisions: (i) Beer and (ii) Wine and Spirits and we will report our operating results in three segments: (i) Beer, (ii) Wine and Spirits, and (iii) Corporate Operations and Other.

In the Beer segment, our portfolio consists of high-end imported beer brands, craft beer, and ABAs. We have an exclusive perpetual brand license to import, market, and sell our Mexican beer portfolio in the U.S. In the Wine and Spirits segment, we sell a portfolio that includes higher-margin, higher-growth wine brands complemented by certain higher-end spirits brands. Amounts included in the Corporate Operations and Other segment consist of costs of executive management, corporate development, corporate finance, corporate growth and strategy, human resources, internal audit, investor relations, IT, legal, and public relations, as well as our investments made through our corporate venture capital function. All costs included in the Corporate Operations and Other segment are general costs that are applicable to the consolidated group and are, therefore, not allocated to the other reportable segments. All costs reported within the Corporate Operations and Other segment are not included in our CODM's evaluation of the operating income (loss) performance of the other reportable segments. The business segments reflect how our operations are managed, how resources are allocated, how operating performance is evaluated by senior management, and the structure of our internal financial reporting. Long-lived tangible assets and total asset information by segment is not provided to, or reviewed by, our CODM as it is not used to make strategic decisions, allocate resources, or assess performance.

In addition, management excludes Comparable Adjustments from its evaluation of the results of each operating segment as these Comparable Adjustments are not reflective of core operations of the segments. Segment operating performance and the incentive compensation of segment management are evaluated based on core segment operating income (loss) which does not include the impact of these Comparable Adjustments.

We evaluate segment operating performance based on operating income (loss) of the respective business units. Comparable Adjustments that impacted comparability in our segment operating income (loss) for each period are as follows:

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
(in millions)			
Cost of product sold			
Settlements of undesignated commodity derivative contracts	$ (76.7)	$ (35.9)	$ 31.6
Net gain (loss) on undesignated commodity derivative contracts	(15.0)	109.9	25.1
Flow through of inventory step-up	(4.5)	(0.1)	(0.4)
Strategic business development costs	(1.2)	(2.6)	(29.8)
Net flow through of reserved inventory	1.2	12.1	—
Recovery of (loss on) inventory write-down	0.2	(1.0)	(70.4)
COVID-19 incremental costs	—	—	(7.6)
Accelerated depreciation	—	—	(0.1)
Comparable Adjustments, Cost of product sold	(96.0)	82.4	(51.6)

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
(in millions)			
Selling, general, and administrative expenses			
Impairment of assets	(66.5)	—	(6.0)
Costs associated with the Reclassification	(37.8)	—	—
Transition services agreements activity	(20.5)	(19.2)	0.4
Restructuring and other strategic business development costs	(9.9)	0.6	(23.9)
Transaction, integration, and other acquisition-related costs	(1.4)	(1.4)	(7.6)
Gain (loss) on sale of business	15.0	1.7	14.2
Net gain (loss) on foreign currency derivative contracts	—	—	(8.0)
COVID-19 incremental costs	—	—	(4.8)
Impairment of assets held for sale	—	—	(24.0)
Other gains (losses) [1]	23.3	(2.3)	14.3
Comparable Adjustments, Selling, general, and administrative expenses	(97.8)	(20.6)	(45.4)
Impairment of brewery construction in progress	—	(665.9)	—
Comparable Adjustments, Operating income (loss)	$ (193.8)	$ (604.1)	$ (97.0)

[1]   Primarily includes the following:

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
(in millions)			
Decrease (increase) in estimated fair values of contingent liabilities associated with prior period acquisitions	$ 12.9	$ (9.6)	$ 9.7
Gain from remeasurement of previously held equity method investments	$ 5.2	$ 13.5	$ —
Insurance recovery related to a prior severe weather event	$ 5.2	$ —	$ —
Property tax settlement	$ —	$ 10.4	$ —
Adjustment to understated excise tax accruals primarily related to a prior period acquisition	$ —	$ (13.3)	$ —
Gain on sale of certain non-core assets	$ —	$ —	$ 8.8

The accounting policies of the segments are the same as those described for the Company in the Summary of Significant Accounting Policies in Note 1. Amounts included below for the Canopy segment represent 100% of Canopy's reported results on a two-month lag, prepared in accordance with U.S. GAAP, and converted from Canadian dollars to U.S. dollars. Although we own less than 100% of the outstanding shares of Canopy, 100% of its results are included in the information below and subsequently eliminated in order to reconcile to our consolidated financial statements. Segment information is as follows:

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
(in millions)			
Beer			
Net sales	$ 7,465.0	$ 6,751.6	$ 6,074.6
Segment operating income (loss)	$ 2,861.5	$ 2,703.3	$ 2,494.3
Capital expenditures	$ 813.9	$ 849.5	$ 693.9
Depreciation and amortization	$ 285.4	$ 248.7	$ 194.7

	For the Years Ended		
	February 28, 2023	February 28, 2022	February 28, 2021
(in millions)			
Wine and Spirits			
Net sales:			
Wine	$ 1,722.7	$ 1,819.3	$ 2,208.4
Spirits	264.9	249.8	331.9
Net sales	$ 1,987.6	$ 2,069.1	$ 2,540.3
Segment operating income (loss)	$ 453.1	$ 470.7	$ 622.4
Income (loss) from unconsolidated investments	$ 41.6	$ 34.4	$ 31.7
Equity method investments	$ 95.4	$ 97.2	$ 125.7
Capital expenditures	$ 151.8	$ 154.7	$ 107.5
Depreciation and amortization	$ 83.2	$ 80.7	$ 89.9
Corporate Operations and Other			
Segment operating income (loss)	$ (277.9)	$ (238.2)	$ (228.6)
Income (loss) from unconsolidated investments	$ (12.0)	$ (3.5)	$ (0.4)
Equity method investments	$ 82.1	$ 88.0	$ 83.9
Capital expenditures	$ 69.7	$ 22.6	$ 63.2
Depreciation and amortization	$ 18.4	$ 13.0	$ 14.4
Canopy			
Net sales	$ 339.3	$ 444.3	$ 378.6
Segment operating income (loss)	$ (2,105.9)	$ (630.1)	$ (1,496.0)
Capital expenditures	$ 4.8	$ 50.4	$ 172.6
Depreciation and amortization	$ 72.7	$ 90.0	$ 103.3
Consolidation and Eliminations			
Net sales	$ (339.3)	$ (444.3)	$ (378.6)
Operating income (loss)	$ 2,105.9	$ 630.1	$ 1,496.0
Income (loss) from unconsolidated investments	$ (158.3)	$ (178.2)	$ (146.2)
Equity method investments	$ 485.8	$ 2,503.5	$ 2,578.8
Capital expenditures	$ (4.8)	$ (50.4)	$ (172.6)
Depreciation and amortization	$ (72.7)	$ (90.0)	$ (103.3)
Comparable Adjustments			
Operating income (loss)	$ (193.8)	$ (604.1)	$ (97.0)
Income (loss) from unconsolidated investments	$ (1,907.7)	$ (1,488.2)	$ 265.2
Depreciation and amortization	$ —	$ —	$ 0.1
Consolidated			
Net sales	$ 9,452.6	$ 8,820.7	$ 8,614.9
Operating income (loss)	$ 2,842.9	$ 2,331.7	$ 2,791.1
Income (loss) from unconsolidated investments [1]	$ (2,036.4)	$ (1,635.5)	$ 150.3
Equity method investments	$ 663.3	$ 2,688.7	$ 2,788.4
Capital expenditures	$ 1,035.4	$ 1,026.8	$ 864.6
Depreciation and amortization	$ 387.0	$ 342.4	$ 299.1

(1) Income (loss) from unconsolidated investments consists of:

		For the Years Ended				
		February 28, 2023		February 28, 2022		February 28, 2021
(in millions)						
Impairment of Canopy Equity Method Investment	$	(1,060.3)	$	—	$	—
Unrealized net gain (loss) on securities measured at fair value		(45.9)		(1,644.7)		802.0
Equity in earnings (losses) from Canopy and related activities		(949.3)		(73.6)		(679.0)
Equity in earnings (losses) from other equity method investees and related activities		19.1		31.8		27.3
Net gain (loss) on sale of unconsolidated investment		—		51.0		—
	$	(2,036.4)	$	(1,635.5)	$	150.3

Our principal area of operation is in the U.S. Current operations outside the U.S. are in Mexico for the Beer segment and primarily in New Zealand and Italy for the Wine and Spirits segment. Revenues are attributed to countries based on the location of the customer.

Geographic data is as follows:

		For the Years Ended				
		February 28, 2023		February 28, 2022		February 28, 2021
(in millions)						
Net sales						
U.S.	$	9,194.5	$	8,585.8	$	8,396.5
Non-U.S. (primarily Canada and New Zealand)		258.1		234.9		218.4
	$	9,452.6	$	8,820.7	$	8,614.9

		February 28, 2023		February 28, 2022
(in millions)				
Long-lived tangible assets				
U.S.	$	1,150.8	$	1,092.0
Non-U.S. (primarily Mexico)		5,714.4		4,967.6
	$	6,865.2	$	6,059.6

23. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

A summary of selected quarterly financial information is as follows:

	For the Three Months Ended	
	February 28, 2023 [1]	February 28, 2022 [2]
(in millions, except per share data)		
Net sales	$ 1,997.8	$ 2,102.5
Gross profit	$ 961.2	$ 1,132.6
Net income (loss) attributable to CBI [3]	$ 223.0	$ 395.4
Net income (loss) per common share attributable to CBI [3]:		
Basic – Class A Stock	$ 1.21	$ 2.11
Basic – Class B Stock	NA	$ 1.92
Diluted – Class A Stock	$ 1.21	$ 2.07
Diluted – Class B Stock	NA	$ 1.91

[1] Net income (loss) per common share attributable to CBI – basic has been computed based on the weighted average shares of common stock outstanding during the period. Net income (loss) per common share attributable to CBI – diluted reflects the weighted average shares of common stock plus the effect of dilutive securities outstanding during the period using the treasury stock method. The effect of dilutive securities includes the impact of outstanding stock-based awards. The dilutive computation does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect on the net income (loss) per common share attributable to CBI.

[2] Net income (loss) per common share – basic excludes the effect of common stock equivalents and was computed using the two-class method. Net income (loss) per common share – diluted for Class A Stock has been computed using the if-converted method and assumes the exercise of stock options using the treasury stock method and the conversion of Class B Stock as this method is more dilutive than the two-class method. Net income (loss) per common share – diluted for Class B Stock has been computed using the two-class method and does not assume conversion of Class B Stock into shares of Class A Stock.

[3] Includes the following:

	For the Three Months Ended	
	February 28, 2023	February 28, 2022
(in millions, net of income tax effect)		
Equity in earnings (losses) from Canopy	$ (69.5)	$ (31.9)
Unrealized net gain (loss) on securities measured at fair value	$ (6.8)	$ (135.2)

Item 9A. Controls and Procedures

Disclosure controls and procedures

Our Chief Executive Officer and our Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this report, that the Company's "disclosure controls and procedures" (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting

See page 60 of this Form 10-K for Management's Annual Report on Internal Control over Financial Reporting, which is incorporated herein by reference.

See page 61 of this Form 10-K for the attestation report of KPMG LLP, our independent registered public accounting firm, which is incorporated herein by reference.

In connection with management's quarterly evaluation of "internal control over financial reporting" (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)), no changes were identified in our internal control over financial reporting during our fiscal quarter ended February 28, 2023 (our fourth fiscal quarter) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 10. Directors, Executive Officers, and Corporate Governance

The information required by this Item (except for the information regarding executive officers required by Item 401 of Regulation S-K which is included in Part I hereof) is incorporated herein by reference to the Proxy Statement including under those sections of the Proxy Statement to be titled "Proposal 1 - Election of Directors," "Delinquent Section 16(a) Reports," and "Our Board Committees." The Proxy Statement will be filed within 120 days after the end of our fiscal year.

We have adopted the Chief Executive Officer and Senior Financial Executive Code of Ethics which is a code of ethics that applies to our chief executive officer and our senior financial officers. The Chief Executive Officer and Senior Financial Executive Code of Ethics is located on our investor relations website at https://ir.cbrands.com. Amendments to, and waivers granted under, our Chief Executive Officer and Senior Financial Executive Code of Ethics, if any, will be posted to our investor relations website as well. We will provide to anyone, without charge, upon request, a copy of such Code of Ethics. Such requests should be directed in writing to Investor Relations Department, Constellation Brands, Inc., 207 High Point Drive, Building 100, Victor, New York 14564 or by telephoning our Investor Center at 1-888-922-2150.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the Proxy Statement including under those sections of the Proxy Statement to be titled "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," and "Director Compensation." The Proxy Statement will be filed within 120 days after the end of our fiscal year. Notwithstanding the foregoing, the Compensation Committee Report included within the section of the Proxy Statement to be titled "Executive Compensation" is only being "furnished" hereunder and shall not be deemed "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the Proxy Statement including under that section of the Proxy Statement to be titled "Beneficial Ownership." The Proxy Statement will be filed within 120 days after the end of our fiscal year.

Securities authorized for issuance under equity compensation plans

The following table sets forth information with respect to our compensation plans under which our equity securities may be issued, as of February 28, 2023. The equity compensation plans approved by security holders include our Long-Term Stock Incentive Plan and our 1989 Employee Stock Purchase Plan.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	3,531,119 [1]	$ 194.47 [2]	10,596,849 [3]
Equity compensation plans not approved by security holders	—	$ —	—
Total	3,531,119	$ 194.47	10,596,849

[1] Includes 171,298 shares of unvested performance share units and 291,859 shares of unvested restricted stock units under our Long-Term Stock Incentive Plan. The unvested performance share units represent the maximum number of shares to be awarded, or up to 200% of the target shares granted. We currently estimate that 30,692 of the target shares granted will be awarded at 140%, and 54,957 of the target shares granted will be awarded between 50% and 70% based upon our expectations as of February 28, 2023, regarding the achievement of specified performance targets.

[2] Excludes unvested performance share units and unvested restricted stock units under our Long-Term Stock Incentive Plan that can be exercised for no consideration.

[3] Includes 1,170,866 shares of Class A Stock under our Employee Stock Purchase Plan remaining available for purchase, of which approximately 32,100 shares are subject to purchase during the current offering period.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the Proxy Statement including under those sections of the Proxy Statement to be titled "Proposal 1 - Election of Directors," "Board Leadership Structure," "Our Board Committees," and "Certain Relationships and Related Transactions." The Proxy Statement will be filed within 120 days after the end of our fiscal year.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference to the Proxy Statement including under that section of the Proxy Statement to be titled "Audit Matters." The Proxy Statement will be filed within 120 days after the end of our fiscal year.

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements

The following consolidated financial statements of the Company are submitted herewith:

Management's Annual Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm – KPMG LLP

Report of Independent Registered Public Accounting Firm – KPMG LLP

Consolidated Balance Sheets – February 28, 2023, and February 28, 2022

Consolidated Statements of Comprehensive Income (Loss) for the years ended February 28, 2023, February 28, 2022, and February 28, 2021

Consolidated Statements of Changes in Stockholders' Equity for the years ended February 28, 2023, February 28, 2022, and February 28, 2021

Consolidated Statements of Cash Flows for the years ended February 28, 2023, February 28, 2022, and February 28, 2021

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

Schedules are not submitted because they are not applicable or not required under Regulation S-X or because the required information is included in the financial statements or notes thereto.

3. Exhibits required to be filed by Item 601 of Regulations S-K

The information called for by this Item is incorporated by reference from the Index to Exhibits included in this Form 10-K.

Item 16. Form 10-K Summary

None.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
2.1	Subscription Agreement, dated as of August 14, 2018, by and between CBG Holdings LLC and Canopy, including, among other things, a form of the Amended and Restated Investor Rights Agreement. †	8-K	2.1	August 16, 2018
2.2	Foreign Exchange Rate Agreement dated October 26, 2018, between CBG Holdings LLC and Canopy.	10-Q	2.2	January 9, 2019
3.1	Amended and Restated Certificate of Incorporation of the Company.	8-K	3.1	November 10, 2022
3.2	Amended and Restated By-Laws of the Company.	8-K	3.2	November 10, 2022
4.1	Indenture, dated as of April 17, 2012, by and among the Company, as Issuer, certain subsidiaries, as Guarantors, and M&T, as Trustee.	8-K	4.1	April 23, 2012
4.2	Supplemental Indenture No. 5, dated as of June 7, 2013, among the Company, Constellation Brands Beach Holdings, Inc., Crown Imports LLC, and M&T, as Trustee.	8-K	4.4	June 11, 2013
4.3	Supplemental Indenture No. 6 dated as of May 28, 2014, among the Company, Constellation Marketing Services, Inc., and M&T, as Trustee.	10-Q	4.21	July 10, 2014
4.4	Supplemental Indenture No. 8, with respect to 4.750% Senior Notes due 2024, dated as of November 3, 2014, among the Company as Issuer, certain subsidiaries, as Guarantors, and M&T, as Trustee.	8-K	4.2	November 7, 2014
4.5	Supplemental Indenture No. 9, with respect to 4.750% Senior Notes due 2025, dated December 4, 2015, among the Company, as Issuer, certain subsidiaries, as Guarantors, and M&T, as Trustee.	8-K	4.1	December 8, 2015
4.6	Supplemental Indenture No. 10, dated as of January 15, 2016, among the Company, Home Brew Mart, Inc., and M&T, as Trustee.	10-K	4.26	April 25, 2016
4.7	Supplemental Indenture No. 11 with respect to 3.700% Senior Notes due 2026, dated as of December 6, 2016, among the Company, as Issuer, certain subsidiaries, as Guarantors, and M&T, as Trustee.	8-K	4.1	December 6, 2016
4.8	Supplemental Indenture No. 13 with respect to 3.500% Senior Notes due 2027, dated as of May 9, 2017, among the Company, as Issuer, certain subsidiaries, as Guarantors, and M&T, as Trustee.	8-K	4.2	May 9, 2017
4.9	Supplemental Indenture No. 14 with respect to 4.500% Senior Notes due 2047, dated as of May 9, 2017, among the Company, as Issuer, certain subsidiaries, as Guarantors, and M&T, as Trustee.	8-K	4.3	May 9, 2017
4.10	Supplemental Indenture No. 19 with respect to 3.600% Senior Notes due 2028, dated as of February 7, 2018, among the Company, as Issuer, certain subsidiaries, as Guarantors, and M&T, as Trustee.	8-K	4.2	February 7, 2018
4.11	Supplemental Indenture No. 20 with respect to 4.100% Senior Notes due 2048, dated as of February 7, 2018, among the Company, as Issuer, certain subsidiaries, as Guarantors, and M&T, as Trustee.	8-K	4.3	February 7, 2018
4.12	Supplemental Indenture No. 22 with respect to 4.400% Senior Notes due 2025, dated as of October 29, 2018, among the Company, as Issuer, certain subsidiaries, as Guarantors, and M&T, as Trustee.	8-K	4.2	October 29, 2018
4.13	Supplemental Indenture No. 23 with respect to 4.650% Senior Notes due 2028, dated as of October 29, 2018, among the Company, as Issuer, certain subsidiaries, as Guarantors, and M&T, as Trustee.	8-K	4.3	October 29, 2018
4.14	Supplemental Indenture No. 24 with respect to 5.250% Senior Notes due 2048, dated as of October 29, 2018, among the Company, as Issuer, certain subsidiaries, as Guarantors, and M&T, as Trustee.	8-K	4.4	October 29, 2018
4.15	Supplemental Indenture No. 25 with respect to 3.150% Senior Notes due 2029, dated as of July 29, 2019, among the Company, as Issuer, certain subsidiaries, as Guarantors, and M&T, as Trustee.	8-K	4.1	July 29, 2019

Exhibit No.	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
4.16	Supplemental Indenture No. 26 with respect to 2.875% Senior Notes due 2030, dated as of April 27, 2020, among the Company, as Issuer and M&T, as Trustee.	8-K	4.1	April 27, 2020
4.17	Supplemental Indenture No. 27 with respect to 3.750% Senior Notes due 2050, dated as of April 27, 2020, among the Company, as Issuer and M&T, as Trustee.	8-K	4.2	April 27, 2020
4.18	Supplemental Indenture No. 28 with respect to 2.250% Senior Notes due 2031, dated as of July 26, 2021, among the Company, as Issuer and M&T, as Trustee.	8-K	4.1	July 26, 2021
4.19	Supplemental Indenture No. 29 with respect to 3.600% Senior Notes due 2024, dated as of May 9, 2022, among the Company, as Issuer, and M&T, as Trustee.	8-K	4.1	May 9, 2022
4.20	Supplemental Indenture No. 30 with respect to 4.350% Senior Notes due 2027, dated as of May 9, 2022, among the Company, as Issuer, and M&T, as Trustee.	8-K	4.2	May 9, 2022
4.21	Supplemental Indenture No. 31 with respect to 4.750% Senior Notes due 2032, dated as of May 9, 2022, among the Company, as Issuer, and M&T, as Trustee.	8-K	4.3	May 9, 2022
4.22	Supplemental Indenture No. 32 with respect to 5.000% Senior Notes due 2026, dated as of February 2, 2023, among the Company, as Issuer, and M&T, as Trustee.	8-K	4.1	February 2, 2023
4.23	Restatement Agreement, dated as of March 26, 2020 by and among the Company, CB International Finance S.à r.l., certain of the Company's subsidiaries as guarantors, Bank of America, N.A., as Administrative Agent, and the Lenders party thereto, including the Ninth Amended and Restated Credit Agreement dated as of March 26, 2020, by and among the Company, CB International Financing S.à r.l., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto. †	8-K	4.1	March 31, 2020
4.24	2020 Term Loan Restatement Agreement, dated as of March 26, 2020, by and among the Company, certain of the Company's subsidiaries as guarantors, Bank of America, N.A., as Administrative Agent and Lender, including the Amended and Restated Term Loan Credit Agreement, dated March 26, 2020, by and between the Company, Bank of America, N.A., as Administrative Agent and Lender. †	8-K	4.3	March 31, 2020
4.25	Amendment No. 1, dated as of June 10, 2021, to Amended and Restated Term Loan Credit Agreement, dated as of March 26, 2020, by and among the Company and Bank of America, N.A., as Administrative Agent and Lender. †	10-Q	4.30	June 30, 2021
4.26	Restatement Agreement, dated as of April 14, 2022, by and among the Company, CB International Finance S.à r.l., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto, including the Tenth Amended and Restated Credit Agreement dated as of April 14, 2022, by and among the Company, CB International Finance S.à r.l., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto. †	8-K	4.1	April 15, 2022
4.27	Amendment No. 2, dated as of April 14, 2022, to Amended and Restated Term Loan Credit Agreement, dated as of March 26, 2020, as amended by Amendment No. 1, dated as of June 10, 2021, by and among the Company and Bank of America, N.A., as Administrative Agent and Lender. †	8-K	4.2	April 15, 2022
4.28	Term Loan Credit Agreement, dated as of August 9, 2022, by and among the Company, Bank of America, N.A., as Administrative Agent, and the Lenders party thereto. †	8-K	4.1	August 9, 2022
4.29	Amendment No. 1, dated as of October 18, 2022, to the Term Loan Credit Agreement, dated as of August 9, 2022, by and among the Company, Bank of America, N.A., as Administrative Agent, and the Lenders party thereto. †	8-K	4.1	October 26, 2022
4.30	Amendment No. 1, dated as of October 18, 2022, to Tenth Amended and Restated Credit Agreement, dated as of April 14, 2022, by and among the Company, CB International Finance S.à r.l., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto. †	8-K	4.2	October 26, 2022

		Incorporated by Reference		
Exhibit No.	Exhibit Description	Form	Exhibit	Filing Date
4.31	Amendment No. 3, dated as of October 18, 2022, to Amended and Restated Term Loan Credit Agreement, dated as of March 26, 2020, as amended by Amendment No. 1, dated as of June 10, 2021, and Amendment No. 2, dated as of April 14, 2022, by and among the Company and Bank of America, N.A., as Administrative Agent and Lender. †	8-K	4.3	October 26, 2022
4.32	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Exchange Act.	8-K	99.3	November 10, 2022
10.1	The Company's Long-Term Stock Incentive Plan, amended and restated as of July 18, 2017. *	8-K	10.4	July 20, 2017
10.2	Form of Terms and Conditions Memorandum for Employees with respect to grants of options to purchase Class 1 Stock pursuant to the Company's Long-Term Stock Incentive Plan (grants on or after April 3, 2012 and before April 28, 2014). *	8-K	99.1	April 5, 2012
10.3	Form of Terms and Conditions Memorandum for Employees with respect to grants of options to purchase Class 1 Stock pursuant to the Company's Long-Term Stock Incentive Plan (grants on or after April 28, 2014 and before April 25, 2016). *	8-K	10.1	May 1, 2014
10.4	Form of Terms and Conditions Memorandum for Employees with respect to grants of options to purchase Class 1 Stock pursuant to the Company's Long-Term Stock Incentive Plan (grants on or after April 25, 2016 and before April 21, 2017). *	8-K	10.1	April 28, 2016
10.5	Form of Terms and Conditions Memorandum for Employees with respect to grants of options to purchase Class 1 Stock pursuant to the Company's Long-Term Stock Incentive Plan (grants on or after April 21, 2017 and before April 23, 2018). *	8-K	10.1	April 25, 2017
10.6	Form of Terms and Conditions Memorandum for Employees with respect to grants of options to purchase Class 1 Stock pursuant to the Company's Long-Term Stock Incentive Plan (grants on or after April 23, 2018 and before April 23, 2019). *	8-K	10.1	April 26, 2018
10.7	Form of Terms and Conditions Memorandum for Employees with respect to grants of options to purchase Class 1 Stock pursuant to the Company's Long-Term Stock Incentive Plan (grants on or after April 23, 2019 and before April 21, 2020). *	8-K	10.1	April 26, 2019
10.8	Form of Terms and Conditions Memorandum for Employees with respect to grants of options to purchase Class 1 Stock pursuant to the Company's Long-Term Stock Incentive Plan (grants on or after April 21, 2020). *	10-Q	10.5	July 1, 2020
10.9	Form of Restricted Stock Unit Agreement with respect to the Company's Long-Term Stock Incentive Plan (awards on or after April 23, 2018 and before April 23, 2019). *	8-K	10.2	April 26, 2018
10.10	Form of Restricted Stock Unit Agreement with respect to the Company's Long-Term Stock Incentive Plan (awards on or after April 23, 2019 and before April 21, 2020. *	8-K	10.2	April 26, 2019
10.11	Form of Restricted Stock Unit Agreement with respect to the Company's Long-Term Stock Incentive Plan (awards on or after April 21, 2020 and before April 20, 2021). *	10-Q	10.6	July 1, 2020
10.12	Form of Restricted Stock Unit Agreement with respect to the Company's Long-Term Stock Incentive Plan (awards on or after April 20, 2021). *	8-K	10.2	April 23, 2021
10.13	Form of Restricted Stock Unit Agreement with respect to the Company's Long-Term Stock Incentive Plan (relating to cliff vested awards). *	8-K	10.1	July 26, 2013
10.14	Form of Restricted Stock Unit Agreement with respect to the Company's Long-Term Stock Incentive Plan (providing for ratable vesting over three years). *	10-K	10.20	April 28, 2015

		Incorporated by Reference		
Exhibit No.	Exhibit Description	Form	Exhibit	Filing Date
10.15	Form of Performance Share Unit Agreement with respect to the Company's Long-Term Stock Incentive Plan (awards on or after April 21, 2020). *†	10-Q	10.7	July 1, 2020
10.16	Form of Terms and Conditions Memorandum for Directors with respect to a pro rata grant of options to purchase Class 1 Stock pursuant to the Company's Long-Term Stock Incentive Plan. *	8-K	99.1	April 22, 2010
10.17	Form of Terms and Conditions Memorandum for Directors with respect to grants of options to purchase Class 1 Stock pursuant to the Company's Long-Term Stock Incentive Plan (grants on or after July 27, 2012 and before July 23, 2014). *	8-K	10.3	July 31, 2012
10.18	Form of Terms and Conditions Memorandum for Directors with respect to grants of options to purchase Class 1 Stock pursuant to the Company's Long-Term Stock Incentive Plan (grants on or after July 23, 2014 and before July 20, 2016). *	8-K	10.1	July 25, 2014
10.19	Form of Terms and Conditions Memorandum for Directors with respect to options to purchase Class 1 Stock pursuant to the Company's Long-Term Stock Incentive Plan (grants on or after July 20, 2016 and before July 18, 2017). *	8-K	10.1	July 22, 2016
10.20	Form of Terms and Conditions Memorandum for Directors with respect to options to purchase Class 1 Stock pursuant to the Company's Long-Term Stock Incentive Plan (grants on or after July 18, 2017 and before July 16, 2019). *	8-K	10.1	July 20, 2017
10.21	Form of Stock Option Agreement for Directors with respect to grants of options to purchase Class 1 Stock pursuant to the Company's Long-Term Stock Incentive Plan (grants on or after July 16, 2019). *	10-Q	10.6	October 3, 2019
10.22	Form of Restricted Stock Unit Agreement for Directors with respect to the Company's Long-Term Stock Incentive Plan (awards on or after July 16, 2019).*	10-Q	10.7	October 3, 2019
10.23	Rules for Cash Incentive Awards under the Company's Long-Term Stock Incentive Plan. *	8-K	10.1	March 29, 2018
10.24	The Company's Annual Management Incentive Plan, amended and restated as of July 27, 2012. *	8-K	10.1	July 31, 2012
10.25	The Company's Non-Qualified Savings Plan. *	8-K	10.2	October 4, 2018
10.26	Supplemental Executive Retirement Plan of the Company. *	10-K	10.14	June 1, 1999
10.27	First Amendment to the Company's Supplemental Executive Retirement Plan. *	10-Q	10	July 15, 1999
10.28	Second Amendment to the Company's Supplemental Executive Retirement Plan. *	10-K	10.20	May 29, 2001
10.29	Third Amendment to the Company's Supplemental Executive Retirement Plan. *	8-K	99.2	April 13, 2005
10.30	2005 Supplemental Executive Retirement Plan of the Company. *	8-K	99.3	April 13, 2005
10.31	First Amendment to the Company's 2005 Supplemental Executive Retirement Plan. *	10-Q	10.7	July 10, 2007
10.32	Second Amendment to the Company's 2005 Supplemental Executive Retirement Plan. *	10-Q	10.2	January 9, 2014
10.33	Third Amendment to the Company's 2005 Supplemental Executive Retirement Plan. *	8-K	10.1	October 4, 2018
10.34	Form of Executive Employment Agreement between the Company and its former Executive Chairman of the Board and its former Executive Vice Chairman of the Board. *	8-K	99.1	May 21, 2008
10.35	Form of Executive Employment Agreement Release of Claims between the Company and its former Executive Chairman of the Board and its former Executive Vice Chairman of the Board. *	10-Q	10.3	January 5, 2023

		Incorporated by Reference		
Exhibit No.	Exhibit Description	Form	Exhibit	Filing Date
10.36	Executive Employment Agreement made as of January 26, 2015, between the Company and William A. Newlands. *	10-K	10.57	April 28, 2015
10.37	Executive Employment Agreement made as of June 3, 2019, between the Company and Robert L. Hanson. *	10-Q	10.6	June 28, 2019
10.38	Form of Executive Employment Agreement between the Company and certain of its Executive Officers (including James O. Bourdeau, K. Kristann Carey, Garth Hankinson, Michael McGrew, Mallika Monteiro, and James A. Sabia, Jr.). *	10-Q	10.3	June 29, 2017
10.39	Reclassification Agreement, dated as of June 30, 2022, by and among the Company and the Sands Family Stockholders listed therein.	8-K	10.1	June 30, 2022
10.40	Form of Joinder to Reclassification Agreement by and among the Company and the entities party thereto (including AJB Business Holdings LP and ZMSS Business Holdings LP).	10-Q	10.4	January 5, 2023
10.41	Form of Waiver to Reclassification Agreement with respect to offices in the Company's Florida location by the Company's former Executive Chairman of the Board and its former Executive Vice Chairman of the Board (filed herewith).			
10.42	Registration Rights Agreement, dated as of November 10, 2022, by and among the Company and the stockholders party thereto (including form of Joinder by and among the Company and the entities party thereto (including AJB Business Holdings LP and ZMSS Business Holdings LP)).	8-K	10.1	November 10, 2022
10.43	Description of Compensation Arrangements, as of July 20, 2021, for Non-Management Directors. *	10-Q	10.1	October 6, 2021
10.44	Description of Compensation Arrangements, as of November 10, 2022, for Non-Management Directors. *	8-K	10.2	November 10, 2022
10.45	Amended and Restated Sub-license Agreement, dated as of June 7, 2013, between Marcas Modelo, S. de R.L. de C.V. and Constellation Beers Ltd. (filed herewith). +			
21.1	Subsidiaries of the Company (filed herewith).			
23.1	Consent of KPMG LLP (filed herewith).			
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act (filed herewith).			
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act (filed herewith).			
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 (furnished herewith).			
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (furnished herewith).			
99.1	The Company's 1989 Employee Stock Purchase Plan (amended and restated as of July 24, 2013). *	8-K	99.1	July 26, 2013
99.2	First Amendment, dated and effective April 25, 2016, to the Company's 1989 Employee Stock Purchase Plan. *	8-K	99.1	April 28, 2016
99.3	Consent Agreement, dated April 18, 2019, by and between CBG Holdings LLC and Canopy (Form 6-K filed by Canopy).	6-K	99.4	April 30, 2019
99.4	Second Amended and Restated Investor Rights Agreement, dated April 18, 2019, by and among Greenstar Canada Investment Limited Partnership, CBG Holdings LLC and Canopy (Form 6-K filed by Canopy).	6-K	99.3	April 30, 2019
99.5	Consent Agreement, dated October 24, 2022, by and between CBG Holdings LLC, Greenstar Canada Investment Limited Partnership and Canopy. †	8-K	99.2	October 26, 2022

		Incorporated by Reference		
Exhibit No.	Exhibit Description	Form	Exhibit	Filing Date
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document (filed herewith).			
101.SCH	Inline XBRL Taxonomy Extension Schema Document (filed herewith).			
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (filed herewith).			
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document (filed herewith).			
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document (filed herewith).			
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (filed herewith).			
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).			

*   Designates management contract or compensatory plan or arrangement.

†   The exhibits, disclosure schedules, and other schedules, as applicable, have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of such exhibits, disclosure schedules, and other schedules, as applicable, or any section thereof, to the SEC upon request.

+   Portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

The Company agrees, upon request of the SEC, to furnish copies of each instrument that defines the rights of holders of long-term debt of the Company or its subsidiaries that is not filed herewith pursuant to Item 601(b)(4)(iii)(A) because the total amount of long-term debt authorized under such instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLATION BRANDS, INC.

By: /s/ William A. Newlands
April 20, 2023
William A. Newlands
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ William A. Newlands	/s/ Garth Hankinson
April 20, 2023	April 20, 2023
William A. Newlands, Director, President and Chief Executive Officer (principal executive officer)	Garth Hankinson, Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)

/s/ Robert Sands	/s/ Christy Clark
April 20, 2023	April 20, 2023
Robert Sands, Director and Non-Executive Chairman of the Board	Christy Clark, Director

/s/ Jennifer M. Daniels	/s/ Nicholas I. Fink
April 20, 2023	April 20, 2023
Jennifer M. Daniels, Director	Nicholas I. Fink, Director

/s/ Jeremy S. G. Fowden	/s/ Ernesto M. Hernández
April 20, 2023	April 20, 2023
Jeremy S. G. Fowden, Director	Ernesto M. Hernández, Director

/s/ Susan Somersille Johnson

April 20, 2023

Susan Somersille Johnson, Director

/s/ James A. Locke III

April 20, 2023

James A. Locke III, Director

/s/ Jose Manuel Madero Garza

April 20, 2023

Jose Manuel Madero Garza, Director

/s/ Daniel J. McCarthy

April 20, 2023

Daniel J. McCarthy, Director

/s/ Richard Sands

April 20, 2023

Richard Sands, Director

/s/ Judy A. Schmeling

April 20, 2023

Judy A. Schmeling, Director

PERFORMANCE GRAPH

Set forth below is a line graph comparing, for the fiscal years ended the last day of February 2019, 2020, 2021, 2022, and 2023, the cumulative total stockholder returns of the Company's Class A Common Stock with the cumulative total return of the S&P 500 Index and the S&P 500 Food Beverage & Tobacco Index. The graph assumes the investment of $100.00 on February 28, 2018, in the Company's Class A Common Stock, the S&P 500 Index, and the S&P 500 Food Beverage & Tobacco Index, and also assumes the reinvestment of all dividends.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
Among Constellation Brands, Inc., the S&P 500 Index, and the S&P 500 Food Beverage & Tobacco Index



	2/18	2/19	2/20	2/21	2/22	2/23
Constellation Brands, Inc.	100.00	79.67	82.43	104.09	106.20	111.65
S&P 500 Index	100.00	104.68	113.26	148.69	173.06	159.75
S&P 500 Food Beverage & Tobacco Index	100.00	96.79	104.37	112.31	139.96	144.64

*$100 invested on 2/28/18 in stock or index, including reinvestment of dividends. Fiscal year ending February 28 or February 29, as applicable.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

DIRECTORS AND
EXECUTIVE OFFICERS

(As of May 5, 2023)

DIRECTORS

William A. Newlands
President and Chief Executive Officer,
Constellation Brands, Inc.

Robert Sands
Non-Executive Chair,
Constellation Brands, Inc.

Christy Clark [1]
Senior Advisor, Bennett Jones LLP

Jennifer M. Daniels [2]
Chief Legal Officer and Secretary,
Colgate-Palmolive Company

Nicholas I. Fink [2]
Chief Executive Officer,
Fortune Brands Innovations, Inc.

Jeremy S. G. Fowden [1] [3] [4]
Chairman of the Board,
Primo Water Corporation

Ernesto M. Hernández [1]
Former President and Managing Director,
General Motors de Mexico, S. de R.L. de C.V.

Susan Somersille Johnson [1]
Chief Marketing Officer,
Prudential Financial, Inc.

James A. Locke III [3] [4]
Senior Counsel, Nixon Peabody LLP

Jose Manuel Madero Garza [2]
Founder and Managing Partner,
Bizwp SC

Daniel J. McCarthy [2]
Former President and Chief Executive Officer,
Frontier Communications Corporation

Richard Sands
Non-Management Director,
Constellation Brands, Inc.

Judy A. Schmeling [2] [3]
Former Chief Operating Officer, HSN, Inc.
Former President, HSN's Cornerstone Brands

EXECUTIVE OFFICERS

William A. Newlands
President and Chief Executive Officer

James O. Bourdeau
Executive Vice President and Chief Legal Officer

K. Kristann Carey
Executive Vice President and Chief Human Resources Officer

Garth Hankinson
Executive Vice President and Chief Financial Officer

Robert Hanson
Executive Vice President and President,
Wine & Spirits Division

Michael McGrew
Executive Vice President and Chief Communications,
Corporate Social Responsibility, and Diversity Officer

Mallika Monteiro
Executive Vice President and
Chief Growth, Strategy, and Digital Officer

James A. Sabia, Jr.
Executive Vice President and President,
Beer Division

(1) Member of Human Resources Committee
(2) Member of Audit Committee
(3) Member of Corporate Governance, Nominating, and Responsibility Committee
(4) Jeremy S. G. Fowden and James A. Locke III are retiring as Directors at the
    end of the current term and, therefore, will not stand for reelection at our
    2023 Virtual Annual Meeting

Additional biographical information about the Directors standing for reelection and Executive Officers is included in our Proxy Statement
relating to our 2023 Virtual Annual Meeting and our Annual Report on Form 10-K, respectively, and is posted on ir.cbrands.com.

INVESTOR INFORMATION

HEADQUARTERS

Constellation Brands, Inc.
207 High Point Drive, Building 100
Victor, NY 14564

585-678-7100
888-724-2169

ir.cbrands.com

Investor Center
888-922-2150

STOCK TRANSFER AGENT AND REGISTRAR

Stockholder Inquiries
1-877-810-2237

Stockholder Portal
www.shareholder.broadridge.com/stz

Broadridge Corporate Issuer Solutions
1-877-830-4936 – Phone
1-303-974-3789 – International
1-215-553-5402 – Fax
M-F, 9 a.m. to 6 p.m. ET

Regular Delivery
Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717

Overnight Delivery
Broadridge Corporate Issuer Solutions
ATTN: IWS
1155 Long Island Avenue
Edgewood, NY 11717

COMMON STOCK TRADING

The Company's Class A Common Stock trades on the New York Stock Exchange (NYSE) under the ticker symbol STZ. There is no public market for the Company's Class 1 Common Stock. As of May 5, 2023, there were 495 and 18 holders of record of Class A and Class 1 Common Stock, respectively.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

The statements set forth in this report, which are not historical facts, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, the forward-looking statements. For risk factors associated with the Company and its business, please refer to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2023.

COPIES OF FORM 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended February 28, 2023, filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to Constellation Brands, Inc.'s Investor Relations department at our corporate headquarters address provided on this page. Alternatively, a copy is available on our investor relations website at ir.cbrands.com, as well as on the Securities and Exchange Commission's website at www.sec.gov.

VIRTUAL ANNUAL STOCKHOLDERS' MEETING

The 2023 Virtual Annual Meeting is scheduled to be held at 11:00 a.m., Eastern Daylight Time, on Tuesday, July 18, 2023, and is expected to be conducted exclusively via online broadcast. Stockholders will be able to attend the 2023 Virtual Annual Meeting, vote shares, and submit questions during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/STZ2023.

 Constellation Brands